UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 21, 2021

Cooper Tire & Rubber Company

(Exact Name of Registrant as Specified in Charter)

Delaware	001-04329	34-4297750
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Lima Avenue, Findlay, Ohio	45840
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (419) 423-1321

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filling is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d.2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e.4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $1 par value per share	CTB	New York Stock Exchange
(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on which Registered)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On February 22, 2021, Cooper Tire & Rubber Company, a Delaware corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The Goodyear Tire & Rubber Company, an Ohio corporation (“Goodyear”), and Vulcan Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Goodyear (“Merger Sub” and, together with Goodyear, the “Parent Parties”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Goodyear.

The board of directors of the Company has unanimously approved the Merger Agreement and resolved to recommend the adoption of the Merger Agreement by the Company stockholders, who will be asked to vote on the adoption of the Merger Agreement at a special stockholders meeting.

At the effective time of the Merger and upon consummation of the Merger, subject to the terms and conditions set forth in the Merger Agreement, each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the Merger (other than dissenting shares, stock options, restricted stock units, performance stock units, treasury shares held by the Company and shares of the Company’s common stock owned directly or indirectly by the Company, Goodyear or Merger Sub) will be converted into the right to receive $41.75 per share in cash and 0.907 of a share (the “Exchange Ratio”) of Goodyear common stock (as well as cash in lieu of any fractional shares of Goodyear common stock) (the “Merger Consideration”).

With regard to the Merger Consideration, if the aggregate number of shares of Goodyear common stock to be issued in connection with the Merger would exceed 19.9% of the shares of Goodyear common stock issued and outstanding immediately prior to the closing of the Merger (the “Share Cap”), (1) the Exchange Ratio will be reduced by the smallest number that causes the total number of shares of Goodyear common stock to not exceed the Share Cap and (2) the amount of cash per share to be received by the Company’s shareholders will be increased by an amount in cash on a per share basis to offset such adjustment.

At the effective time of the Merger and upon consummation of the Merger, subject to the terms and conditions set forth in the Merger Agreement, (1) each outstanding and unexercised option to purchase shares of the Company’s common stock, whether vested or unvested, will be converted into the right to receive an amount in cash equal to the product of (A) the total number of shares of the Company’s common stock subject to such option and (B) the excess, if any, of (i) the sum of (x) $41.75 plus (y) the product obtained by multiplying 0.907 by the volume weighted average price of Goodyear common stock for the 10 consecutive trading days ending two trading days prior to the effective time of the Merger as reported by Bloomberg, L.P. (the sum of (x) and (y), the “per share cash equivalent”) over (ii) the exercise price per share of the Company’s common stock set forth in such option, less any required withholding taxes; (2) each outstanding stock unit award subject to performance-based vesting conditions that has been notionally earned for measurement periods completed prior to the effective time of the Merger but not yet settled will be converted into the right to receive the Merger Consideration, less any required withholding taxes, in respect of the number of shares of the Company’s common stock determined based on actual achievement of the applicable performance goals for such measurement periods; (3) each outstanding stock unit award subject to performance-based vesting conditions for a measurement period that has begun and is not complete as of the effective time of the Merger will be converted into the right to receive the Merger Consideration, less any required withholding taxes, in respect of the number of shares of the Company’s common stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the effective time of the Merger as compared to the number of days in the entire measurement period; (4) each outstanding stock unit award that is not subject to performance-based vesting conditions will be converted into the right to receive the Merger Consideration, less any required withholding taxes, in respect of the total number of shares of the Company’s common underlying such stock unit award; (5) each outstanding or payable performance cash unit award that has been notionally earned for measurement periods completed prior to the effective time of the Merger but not yet settled will be converted into the right to receive an amount in cash, less any required withholding taxes, equal to the product of (A) the number of performance cash units determined based on actual achievement of the applicable performance goals for such measurement periods and (B) $1.00; (6) each outstanding or payable performance cash unit award for a measurement period that has begun and is not complete as of the effective time of the Merger will be converted into the right to receive an amount in cash, less any required withholding taxes, equal to the product of (A) the number of performance cash units determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the effective time of the Merger as compared to the number of days in the entire measurement period, and (B) $1.00; (7) all account balances, whether or not vested, that provide for the deferral of compensation and represent amounts notionally invested in a number of shares of the Company’s common stock or otherwise provide for distributions or benefits that are calculated based on the value of a share of the Company’s common stock will be converted into a right to have allocated to the holder’s account under such deferred compensation plan an amount denominated in cash equal to the product of (A) the number of shares of the Company’s common stock deemed invested under or otherwise referenced by such account as of the effective time of the Merger and (B) the per share cash equivalent; and (8) each share of the Company’s common stock that remains available for issuance pursuant to any of the Company’s stock plans as of the effective time of the Merger will be converted at the effective time of the Merger into the number of shares of Goodyear common stock equal to the product of (A) the number of such residual shares and (B) the sum of (i) 0.907 and (ii) the quotient obtained by dividing (x) $41.75 by (y) the volume weighted average price of Goodyear common stock for the 10 consecutive trading days ending two trading days prior to the effective time of the Merger as reported by Bloomberg, L.P.

Consummation of the Merger is subject to the satisfaction or (subject to the extent permitted by applicable law) waiver of certain customary closing conditions, including (1) the adoption of the Merger Agreement by a majority of the stockholders of the Company, (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and certain other regulatory filings, consents and approvals, (3) the absence of any laws or orders in any jurisdiction in which Goodyear or the Company has material business operations prohibiting the consummation of the Merger, (4) Goodyear’s registration statement on Form S-4 having become effective under the Securities Act of 1933 and the absence of any stop order or action or proceeding by or before the Securities and Exchange Commission (the “SEC”) seeking a stop order, (5) the common stock of Goodyear issuable in connection with the Merger having been approved for listing on the Nasdaq Global Select Market, (6) the absence of a material adverse effect on the Company and Goodyear, (7) subject to certain materiality exceptions, the accuracy of the respective representations and warranties of each of the Company and the Parent Parties and (8) the performance or compliance by the Company and the Parent Parties with their respective covenants and agreements in all material respects. Consummation of the Merger is not subject to a financing condition.

Each of the Parent Parties and the Company has made customary representations and warranties in the Merger Agreement. Each of the Parent Parties and the Company has agreed to use reasonable best efforts to cause the Merger to be consummated in the most reasonably expeditious manner possible. The Company has agreed to various covenants in the Merger Agreement, including, among other things, (1) to conduct its business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger, (2) to call a special meeting of the stockholders to adopt the Merger Agreement and (3) not to solicit alternative acquisition proposals. The Parent Parties have also agreed to various covenants in the Merger Agreement, including, subject to certain exceptions set forth in the Merger Agreement, taking, or causing their subsidiaries to take, any and all actions required to obtain all required regulatory approvals, provided that the Parent Parties are not required to take any action that would reasonably be expected to result in or be a Burdensome Condition (as that term is defined in the Merger Agreement).

The Merger Agreement contains certain customary termination rights that may be exercised by either the Company or the Parent Parties, including in the event that (1) all parties agree by mutual written consent to terminate the Merger Agreement, (2) the Merger is not consummated by November 22, 2021 (the “Outside Date”), which under certain circumstances may be extended to February 22, 2022 and subsequently extended through May 23, 2022, including, in each case, if required regulatory approvals have not been obtained, (3) any laws or orders in any jurisdiction in which Goodyear or the Company has material business operations permanently restraining or otherwise prohibiting (or making illegal) the consummation of the Merger have become final and non-appealable or (4) the approval required from the Company’s stockholders is not obtained.

Prior to obtaining the approval of the Company’s stockholders, the Company may terminate the Merger Agreement in order to enter into an unsolicited alternative acquisition proposal that constitutes a “Company Superior Proposal” (as that term is defined in the Merger Agreement), subject to the Company having first entered into an acceptable confidentiality agreement and having complied with certain notice obligations and matching right obligations and having made, or concurrently making, payment of a termination fee equal to $83,401,678 in cash (the

“Termination Fee”) to Goodyear. The Company may also terminate the Merger Agreement if Goodyear breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the closing condition relating thereto would not be satisfied (subject to cure periods in certain circumstances).

In addition, prior to obtaining the approval of the Company’s stockholders, Goodyear may terminate the Merger Agreement if the Company’s board of directors (the “Board”) changes or adversely modifies its recommendation or, under certain circumstances, fails to reaffirm its approval or recommendation, that the Company’s stockholders vote in favor of the adoption of the Merger Agreement. Goodyear may also terminate the Merger Agreement if the Company breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement such that the closing condition relating thereto would not be satisfied (subject to cure periods in certain circumstances).

The Merger Agreement provides that the Company will also be required to pay Goodyear the Termination Fee (1) if Goodyear terminates the Merger Agreement because the Board changes or adversely modifies its recommendation or, under certain circumstances, fails to reaffirm its approval or recommendation, that the Company’s stockholders vote in favor of the adoption of the Merger Agreement; or (2) if (a) the Merger Agreement is terminated by either party on or after the Outside Date (and any extensions thereto), or is terminated by either party because the Company’s stockholders do not adopt the Merger Agreement, (b) prior to such termination a Company Takeover Proposal (as that term is defined in the Merger Agreement) has been made and (c) within one year following such termination, the Company or any of its subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or any transactions contemplated by any Company Takeover Proposal are consummated.

The foregoing description of the Merger and the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Goodyear or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Company or Goodyear included in their public reports filed with the SEC.

Qualification of Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company and the Parent Parties to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by the parties to each other in connection with the signing of the Merger Agreement. While the Company does not believe that these disclosure letters contain information that the securities laws require the parties to publicly disclose, other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the Merger Agreement. You should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company or the Parent Parties, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure letters. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and the Parent Parties rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On, and effective as of, February 21, 2021, the Board approved an amendment to the Bylaws of the Company (as amended, the “Bylaws”), pursuant to which a new Article IX, Section 8 was added to (1) designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for any action by a stockholder (in their capacity as such) that is (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine, and (2) designate the federal district courts of the United States of America as the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law (the “Bylaw Amendment”).

The foregoing description of the Bylaw Amendment does not purport to be complete and is qualified in its entirety by the actual Bylaws, as amended by the Bylaw Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving the Company and Goodyear. In connection with the proposed transaction, Goodyear will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of the Company and that will also constitute a prospectus of Goodyear. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Goodyear may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Goodyear securities, are not soliciting an offer to buy Goodyear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of the Company.

GOODYEAR AND THE COMPANY URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Goodyear (when they become available) may be obtained free of charge on Goodyear’s website at www.goodyear.com or by directing a written request to Computershare Investor Services, P.O. Box #43078, Providence, RI 02940-3081. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.coopertire.com or by directing a written request to Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840, c/o Jacob Drerup (investorrelations@coopertire.com).

Participants in the Solicitation

Each of the Company, Goodyear and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the Company’s stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding the Company’s executive officers and directors is included in the Company’s definitive proxy statement, which was filed with the SEC on March 26, 2020. Additional information regarding Goodyear’s executive officers and directors is included in Goodyear’s definitive proxy statement, which was filed with the SEC on March 6, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “will,” “would” or other similar expressions that convey the uncertainty of future events or outcomes. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: the ability to complete the proposed merger of the Company and Goodyear on anticipated terms and timetable; the effect of restructuring or reorganization of business components; uncertainty and weaknesses in global economic conditions, including the impact of the ongoing coronavirus (COVID-19) pandemic, or similar public health crises, on the Company’s and Goodyear’s financial condition, operations, distribution channels, customers and suppliers, as well as potentially exacerbating other factors discussed herein; continued volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources, which may impact the price-adjustment calculations under sales contracts; the ability to cost-effectively achieve planned production rates or levels; the ability to successfully identify and consummate any strategic investments or development projects; the outcome of any contractual disputes with customers, joint venture partners or any other litigation or arbitration; impacts of existing and increasing governmental regulation and related costs and liabilities, including failure to receive or maintain required operating and environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity and costs related to implementing improvements to ensure compliance with regulatory changes the ability to maintain adequate liquidity, level of indebtedness and the availability of capital could limit cash flow available to fund working capital, planned capital expenditures, acquisitions and other general corporate purposes or ongoing needs of the business; the ability to continue to pay cash dividends, and the amount and timing of any cash dividends; availability of capital and ability to maintain adequate liquidity; the impact of labor problems, including labor disruptions at the Company, its joint ventures, or at one or more of its large customers or suppliers; the ability of our customers, joint venture partners and third party service providers to meet their obligations on a timely basis or at all; adverse changes in interest rates and tax laws; and the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry and our partnership. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. Differences between actual results and any future performance suggested in our forward-looking statements could result from a variety of factors, including the following: the failure to obtain approval of the transaction by the stockholders of the Company and the failure to satisfy various other conditions to the closing of the transaction contemplated by the Merger Agreement; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the transaction; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, partners, employees or suppliers; the risk that the proposed transaction may be less accretive than expected, or may be dilutive, and that the combined company may fail to realize the benefits expected from the Merger; risks relating to any unforeseen liabilities of Goodyear or the Company; the volatility in raw material and energy prices, including those of rubber, steel, petroleum-based products and natural gas or the unavailability of such raw materials or energy sources; extensive governmental regulation; changes to tariffs or trade agreements, or the imposition of new or increased tariffs or trade restrictions, imposed on tires, raw materials or manufacturing equipment which the Company uses, including changes related to tariffs on tires, raw materials and tire manufacturing equipment imported into the U.S. from China or other countries, as well as changes to trade agreements resulting from the United Kingdom’s withdrawal from the European Union future laws and regulations or the manner in which they are interpreted and enforced; the inability to obtain and/or renew permits necessary for the operations; existing and future indebtedness may limit cash flow available; operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases; changes in credit ratings issued by nationally recognized statistical rating organizations; risks involving the acts or omissions of our joint venture partners; natural disasters, weather conditions, disruption of energy, unanticipated geological conditions, equipment failures, and other unexpected events; a disruption in, or failure of our information technology systems, including those related to cybersecurity; failure of outside contractors and/or suppliers to perform; the cost and time to implement a strategic capital project may be greater than originally anticipated; reliance on estimates of recoverable reserves; and the risks that are described from time to time in Goodyear’s and the Company’s respective reports filed with the SEC.

We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated February 22, 2021 by and among Cooper Tire & Rubber Company, The Goodyear Tire & Rubber Company and Vulcan Merger Sub Inc.*

3.1	Bylaws of the Company, as amended as of February 21, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules have been omitted and the Company agrees to furnish supplementally to the Commission a copy of any omitted exhibits upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

By:	/s/ Jack Jay McCracken
Jack Jay McCracken
Vice President, Assistant General Counsel and Assistant Secretary

Date: February 24, 2021

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

THE GOODYEAR TIRE & RUBBER COMPANY,

VULCAN MERGER SUB INC.,

and

COOPER TIRE & RUBBER COMPANY

dated as of

February 22, 2021

i

ii

Annex A – Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 22, 2021, by and among The Goodyear Tire & Rubber Company, a corporation organized under the Laws of Ohio (“Parent”), Vulcan Merger Sub Inc., a corporation organized under the Laws of Delaware and a wholly owned Subsidiary of Parent (“Merger Sub”, together with Parent, the “Parent Parties”), and Cooper Tire & Rubber Company, a corporation organized under the Laws of Delaware (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of the Parent Parties and the Company each have approved, and in the case of the Company and Merger Sub deem it advisable and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Common Stock, par value 1.00 per share, of the Company (“Company Common Stock” and such issued and outstanding shares of the Company Common Stock, collectively, the “Shares”), other than Shares owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly owned Subsidiaries, any Shares held in the treasury of the Company and any Dissenting Shares, will be converted into the right to receive the Merger Consideration.

WHEREAS, Merger Sub is a wholly owned Subsidiary of Parent, and Parent owns all of the issued and outstanding stock of Merger Sub.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation. The Company as the surviving corporation after the Merger is referred to in this Agreement as the “Surviving Corporation”.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m. on the second Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or (to the extent permitted by applicable Law) waiver of any such condition) set forth in ARTICLE VII (the “Closing Date”), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019 or remotely by exchange of documents and signatures (or their electronic counterparts) unless another date or place is agreed to in writing by the parties to this Agreement.

Section 1.3 Effective Time. The parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as Parent and the Company may agree in writing) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by Parent and the Company in writing, being the “Effective Time”).

Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Restated Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, the restated certificate of incorporation (“Restated Certificate of Incorporation”) and by-laws (“By-Laws”) of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time (a) in the case of the Restated Certificate of Incorporation, to be in the form set forth in Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.7 hereof, and (b) in the case of the By-Laws, to be in the form of the by-laws of Merger Sub, and as so amended shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.7 hereof, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation.

Section 1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or the holders of Shares or securities of the Parent Parties:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(b), any Options, Share Units or PUs, which shall each be treated as set forth in Section 2.3) (such Shares, the “Eligible Shares”) will be cancelled and extinguished and be converted into the right to receive the following consideration (the “Merger Consideration”): (i) $41.75 in cash, without interest, payable to the holder of each Share (the “Per Share Cash Consideration”) and (ii) 0.907 of a share of validly issued, fully paid and non-assessable Parent Common Stock (the “Exchange Ratio”) upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive (x) the Merger Consideration for such

Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, without interest, (y) any dividends or other distributions with a record date prior to the Effective Time which have been declared by the Company in accordance with this Agreement and which remain unpaid at the Effective Time, and any dividends and other distributions payable in accordance with Section 2.2(e) and (z) any cash to be paid in lieu of any fractional Shares in accordance with Section 2.2(f). Notwithstanding the foregoing, if the Merger would (as reasonably determined by Parent after good-faith consultation with the Company) otherwise result in the issuance of shares of common stock of Parent, without par value (“Parent Common Stock”) (including shares of Parent Common Stock that would be deliverable pursuant to equity awards pursuant to Section 2.3) in excess of 19.9% of the outstanding shares of Parent Common Stock immediately prior to the Closing (the “Share Cap”), the Exchange Ratio shall be reduced by the smallest number (rounded up to the nearest 0.0001) that causes the total number of shares of Parent Common Stock (including shares of Parent Common Stock that would be deliverable pursuant to equity awards pursuant to Section 2.3 issuable in the Merger) to not exceed the Share Cap (the “Exchange Ratio Reduction Number”), and the Per Share Cash Consideration shall be increased by an amount in cash equal to (x) the Exchange Ratio Reduction Number multiplied by (y) the Parent Closing Price.

(b) Each (i) Share held in the treasury of the Company, (ii) Share owned by Parent, Merger Sub or the Company or any of their respective direct or indirect wholly owned Subsidiaries immediately before the Effective Time, and (iii) Dissenting Share ((i)-(iii) collectively, the “Cancelled Shares”) will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of Dissenting Shares, to the right of the holder thereof to receive any payment under Section 2.4. For the avoidance of doubt, this Section 2.1(b) shall not apply to Shares held in trust by the Company, any of the Parent Parties or any of their respective Subsidiaries or any Shares that are otherwise set aside from Shares held in the Company’s treasury pursuant to a Company Plan (as such term is defined in Section 3.12(a)).

(c) Each share of common stock, without par value per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, without par value per share, of the Surviving Corporation and, thereafter, will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.2 Payment; Surrender of Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Parent will enter into an agreement with Parent’s or the Company’s transfer agent (or another U.S. national bank or trust company that is reasonably satisfactory to the Company) to act as agent for the holders of Shares in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and the funds necessary to make the payments contemplated by Section 2.1(a). At or immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in a separate account for the benefit of holders of Eligible Shares, for issuance in accordance with this ARTICLE II through the Exchange Agent, the aggregate Merger Consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a). Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions payable to holders of Eligible Shares, including pursuant to Section 2.2(e) and to make payments in lieu of fractional shares pursuant to Section 2.2(f). The Exchange Agent shall as promptly as reasonably practicable, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 2.2(a) and Section 2.2(e) and Section 2.2(f), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”.

(b)

(i) As soon as reasonably practicable after the Effective Time, and in any event within two Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter surrender such Certificates or Book-Entry Shares to the Exchange Agent under cover of the letter of transmittal, as agent for such holder. Upon delivery of a valid letter of transmittal and the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) or Book-Entry Shares on or before the first anniversary of the Effective Time, the Surviving Corporation shall cause the Exchange Agent to pay to each holder of Eligible Shares (x) one or more shares of Parent Common Stock (which shall be in non-certificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 2.1(a) and (y) a check or wire transfer (as specified in the applicable letter of transmittal) in the amount equal to the cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 2.1(a) (including in respect of any dividends and other distributions which such holder has the right to receive pursuant to Section 2.2(e) and any cash payable in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.2(f)). Until so surrendered, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Cancelled Shares) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(h)) or Book-Entry Shares.

(ii) If payment of the Merger Consideration or any other amount under this ARTICLE II (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) is to be made to a Person other than the Person in whose name the applicable surrendered Certificate is registered, it will be a condition to such payment that the Certificate so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of such Certificate or shall have established to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. For the avoidance of doubt, the payment of any transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees incurred by a holder of Shares in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the responsibility solely of such holder. With respect to Book-Entry Shares, delivery of the aggregate Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) shall be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time; provided, however, that, notwithstanding the foregoing, in the event of a transfer of ownership of Book-Entry Shares that is not registered in the stock transfer books of the Company as of the Effective Time, the Exchange Agent may make payment of the proper amount of aggregate Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) to such transferee if written instructions authorizing the transfer of the Book-Entry Shares are presented to the Exchange Agent and are accompanied by all documents required to evidence and effect such transfer and to evidence that such Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of such Book-Entry Share or shall have established to the satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

(c) The Merger Consideration paid upon the surrender for exchange of Eligible Shares in accordance with the terms of this ARTICLE II will be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Shares, subject, however, to the Surviving Corporation’s obligation to pay (x) any dividends or make any other distributions, in each case with a record date (A) prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or (B) prior to the date of this Agreement, and in each case which remain unpaid at the Effective Time, (y) any dividends or other distributions payable pursuant to Section 2.2(e) and (z) any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f). At the Effective Time, the stock transfer books of the Company will be closed immediately and there will not be any further registration of transfers on the stock transfer books of the Surviving Corporation of any shares of the Company’s capital stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates (other than Certificates representing Cancelled Shares, except for Dissenting Shares which shall be treated in accordance with Section 2.4) or Book-Entry Shares (other than Book-Entry Shares representing Cancelled Shares, except for Dissenting Shares which shall be treated in accordance with Section 2.4) are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) as provided in this ARTICLE II. No interest will accrue or be paid on any cash or other consideration payable pursuant to this ARTICLE II or otherwise upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(d) Promptly following the date which is one year after the Effective Time, the Exchange Agent will deliver to the Surviving Corporation, upon demand, any cash, including any interest received with respect to such cash, and any certificates or other documents in its possession relating to the Transactions, which had been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) remaining unclaimed by holders of shares of Company Common Stock two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case, until such Certificates or Book-Entry Shares are surrendered as provided in this Section 2.2. Following such surrender, there shall be paid, without interest, to the record holder of the whole shares of Parent Common Stock issued in exchange therefor (i) promptly after the time of such surrender, the amount of dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends or distributions with a record time after the Effective Time pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(f) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding anything to the contrary in this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount (rounded to the nearest cent) equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the 10 consecutive trading days ending two trading days prior to the Closing Date as reported by Bloomberg, L.P. (the “Parent Closing Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties to this Agreement acknowledge that the payment of cash in lieu of issuing fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(g) Notwithstanding any provision in this Agreement to the contrary, each of the Surviving Corporation, Parent, the Company, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration (including any dividends or other distributions payable pursuant to Section 2.2(e) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3 or Section 2.4, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of federal, state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other securities in respect of which such deduction and withholding were made.

(h) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, as the case may be, the posting by such Person of an indemnity agreement or, at the election of Parent or the Exchange Agent, a bond in such customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the number of Shares formerly represented by such lost, stolen or destroyed Certificate as contemplated by this ARTICLE II.

(i) The Exchange Agent will invest all cash included in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by the United States of America; in commercial paper obligations rated not less than two of P-2, A-2 or F2 or better by Moody’s Investors Service, Inc., Standard & Poor’s Corporation or Fitch’s Ratings, Inc., respectively; investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days and issued or guaranteed by or placed with, and money market deposit accounts issued or offered by any commercial bank organized under the law of the United States of America or any state thereof which has (A) not less than two of the following short-term deposit ratings – P1 from Moody’s Investor Service, Inc., A1 from Standard & Poor’s Corporation, and F1 from Fitch Ratings, Inc. and (B) a combined capital and surplus and undivided profits of not less than $500,000,000 and, in any such case, no such instrument will have a maturity exceeding six months, provided further, that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE II. Any interest and other income resulting from such investments will become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation pursuant to Section 2.2(d). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

Section 2.3 Treatment of Company Stock Plans.

(a) Each option to purchase shares of Company Common Stock granted under the Company Stock Plans (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) the total number of shares of Company Common Stock subject to such Option and (ii) the excess, if any, of the Per Share Cash Equivalent over the exercise price per share of Company Common Stock set forth in such Option, less any required withholding Taxes (the “Option Cash Payment”), and as of the Effective Time each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time.

(b) Each award of a right under any Company Stock Plan (other than awards of Options, the treatment of which is specified in Section 2.3(a)) entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time shall, except as provided below for the 2022 Share Units (as defined below), be adjusted and converted into the right of the holder to receive from the Surviving Corporation the Merger Consideration, less any required withholding Taxes (clauses (i), (ii) and (iii), collectively, the “Share Unit Payment”) in respect of a number of shares of Company Common Stock determined as follows (i) in the case of Share Units subject to performance-based vesting conditions which have been notionally earned by an employee for measurement periods completed prior to the Effective Time but not yet settled, the number of shares of Company Common Stock determined based on actual achievement of the applicable performance goals for such measurement periods, (ii) in the case of Share Units subject to performance-based vesting conditions for a measurement period that has begun and is not complete as of the Effective Time (and which as a result have not been notionally earned by an employee prior to the Effective Time), the number of shares of Company Common Stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the Effective Time as compared to the number of days in the entire measurement period, and (iii) in the case of Share Units not subject to performance-based vesting conditions, the total number of shares of Company Common Stock underlying such Share Units. Share Units first granted by the Company in 2022 (the “2022 Share Units”) will be adjusted and converted at the Effective Time as described in Section 5.1(a)(iii)(A) of the Company Disclosure Letter. As of the Effective Time each holder of a Share Unit shall cease to have any rights with respect thereto, except (A) the right to receive the Share Unit Payment, (B) as described in Section 6.9(d) of the Company Disclosure Letter and (C) as provided in Section 5.1(a)(iii)(A) of the Company Disclosure Letter for the 2022 Share Units. The Share Unit Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time; provided, however, in the event that making such payment at such time would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award or other applicable document.

(c) Each performance cash unit granted under the Company Stock Plans (“PU”) that is outstanding or payable as of the Effective Time shall, except as provided below for the 2022 PUs (as defined below), be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash, less any required withholding Taxes (the “PU Payment”), equal to the product of (i) the sum of (A) in the case of PUs which have been notionally earned by an employee for measurement periods completed prior to the Effective Time but not yet settled, the number of PUs determined based on actual achievement of the applicable performance goals for such measurement periods and (B) in the case of PUs for a measurement period that has begun and is not complete as of the Effective Time (and which as a result have not been notionally earned by an employee prior to the Effective Time), the number of PUs determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the Effective Time as compared to the number of days in the entire measurement period, and (ii) $1. PUs first granted by the Company in 2022 (the “2022 PUs”) will be adjusted and converted at the Effective Time as described in Section 5.1(a)(iii)(A) of the Company Disclosure Letter. The PU Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time; provided, however, in the event that making such payment at such time would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a PU, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award or other applicable document. As of the Effective Time each holder of a PU shall cease to have any rights with respect thereto, except (x) the right to receive the PU Payment, (y) as described in Section 6.9(d) of the Company Disclosure Letter and (z) as provided in Section 5.1(a)(iii)(A) of the Company Disclosure Letter for the 2022 PUs.

(d) All account balances (whether or not vested) under any Company Plan (other than awards under a Company Stock Plan the treatment of which is specified in Section 2.3(a), (b) or (c)) that provides for the deferral of compensation and represents amounts notionally invested in a number of shares of Company Common Stock or otherwise provides for distributions or benefits that are calculated based on the value of a Share (collectively, the “Deferred Compensation Plans”), shall be adjusted and converted into a right of the holder to have allocated to the holder’s account under any such Deferred Compensation Plan an amount denominated in cash equal to the product of (i) the number of shares of Company Common Stock deemed invested under or otherwise referenced by such account as of the Effective Time and (ii) the Per Share Cash Equivalent (the “Deferred Payment”), and shall cease to represent a right to receive a number of shares of Company Common Stock or cash equal to or based on the value of a number of Shares. The Deferred Payment, less any required withholding Taxes, shall be made at the time specified in the applicable Deferred Compensation Plan and related plan documents.

(e) Each share of Company Common Stock that remains available for issuance pursuant to any Company Stock Plan as of the Effective Time (the “Residual Shares”) shall, in accordance with such Company Stock Plan, be converted at the Effective Time into the number of shares of Parent Common Stock equal to the product of the number of such Residual Shares and the Equity Award Exchange Ratio (such shares of Parent Common Stock, the “Assumed Shares”).

(f) Prior to the Effective Time, the Company shall take all such lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.3.

(g) At the Effective Time, by virtue of the Merger and without the need of any further corporate action, Parent shall assume the Company Stock Plans, with the result that Parent may issue the Assumed Shares after the Effective Time pursuant to equity awards granted under the Company Stock Plans or any other plan of Parent or any of its Affiliates.

Section 2.4 Dissenters’ Rights. Shares that have not been voted for adoption of this Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares withdraws such demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting

Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares to the extent afforded by Section 262 of the DGCL). If a holder of Dissenting Shares withdraws such demand for appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares will cease to be a Dissenting Share and will be converted as of the Effective Time into and represent the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments received by the Company relating to stockholders’ rights of appraisal, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law, or waive any failure by any holder of Company Common Stock to timely deliver a written demand for appraisal or the taking of any other action by any such holder as may be necessary to perfect appraisal rights under the DGCL, or agree to do any of the foregoing.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of Parent or the Company shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio, the Per Share Cash Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted, without duplication, to provide the holders of shares of Company Common Stock as well as the Parent Parties the same economic effect as contemplated by this Agreement prior to such event (including any adjustments to the Exchange Ratio required by the last sentence of Section 2.1(a)); provided that (i) nothing in this Section 2.5 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement and (ii) cash dividends and grants of equity compensation not prohibited by the terms hereof shall not result in any adjustment to the Exchange Ratio.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Company, dated the date hereof, addressed to the Parent Parties (the “Company Disclosure Letter”) or in the Company SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date, and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Company SEC Document to the representation and warranty is reasonably apparent on its face (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face) the Company represents and warrants to the Parent Parties as follows (provided that the representations and warranties in respect of any Joint Ventures of the Company shall be given only to the Knowledge of the Company):

Section 3.1 Organization.

(a) Each of the Company, its Subsidiaries and its Joint Ventures is a corporation, partnership or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Each of the Company, its Subsidiaries and its Joint Ventures is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(c) Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of the Company’s, its material Subsidiaries’ and its Joint Ventures’ certificates of incorporation and by-laws or comparable governing documents, each as amended to the date of this Agreement (subject to the amendment to the Company’s By-Laws contemplated in Section 3.2(c)), and each as so provided is in full force and effect and neither the Company nor any of its material Subsidiaries or Joint Ventures are in violation of any of the provisions of such documents, except, in the case of any material Subsidiary or Joint Venture, where the failure to be in full force and effect or such violation would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

Section 3.2 Authorization; Validity of Agreement; Company Action.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions subject, in the case of the Merger, to the receipt of the Stockholder Approval. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance of its obligations hereunder and the consummation by it of the Transactions, except that the consummation of the Merger requires the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Parent Parties, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).

(b) Assuming the accuracy of the representation and warranty in Section 4.4, the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon to adopt this Agreement (the “Stockholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, or any of them, that is necessary in connection with the consummation of the Merger.

(c) The Company Board at a meeting duly called and held has by unanimous vote (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (iii) resolved to recommend to the Company’s stockholders that they adopt this Agreement (such recommendation, the “Company Recommendation”) and directed that such matter be submitted for consideration of the Company’s stockholders at the Stockholders Meeting and (iv) adopted resolutions amending the By-Laws of the Company in the manner previously disclosed to Parent.

Section 3.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing with the SEC of the preliminary proxy statement, the Proxy Statement and any related filings under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) the Stockholder Approval and (iv) filings, permits, clearances, authorizations, consents, orders and approvals as may be required (A) under the Exchange Act, including Sections 13 and 16 of the Exchange Act, or the Securities Act, (B) pursuant to the Securities Act to deregister the Company’s securities that are registered under the Exchange Act, (C) pursuant to the rules and regulations of the Nasdaq Stock Market (“Nasdaq”) and the New York Stock Exchange (“NYSE”), (D) by the SEC, (E) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable Antitrust Laws and (F) under the Takeover Statutes and state securities and “blue sky” laws, no consents or approvals of, or filings, declarations or registrations with, any federal, state or local court, administrative or regulatory agency, governmental or regulatory committee or commission or other governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such other filings, clearances, authorizations, consents, orders, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company’s Restated Certificate of Incorporation or its By-Laws or any of the similar organizational documents of any of its Subsidiaries or any of its Joint Ventures or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 3.3(a) are duly obtained or made, (x) violate any Order or Law applicable to the Company or any of its Subsidiaries or Joint Ventures or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries or Joint Ventures under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries or Joint Ventures is a party, or by which they or any of their respective properties or assets may be bound or affected, or any Company Permit, except, in the case of clause (i) (with respect to any of the Company’s Subsidiaries or Joint Ventures), clause (ii)(x) (with respect to any of the Company’s Subsidiaries or Joint Ventures) and clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(c) None of the Company, any of its Subsidiaries or any of its Joint Ventures are creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 15% of the consolidated gross assets of the Company and its consolidated Subsidiaries (excluding cash and cash equivalents).

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 5,000,000 shares of Preferred Stock, par value $1.00 per share (the “Company Preferred Stock”), and 300,000,000 shares of Company Common Stock. As of the close of business on February 19, 2021 (the “Company Measurement Date”), (i) no shares of Company Preferred Stock were issued and outstanding, (ii) 50,437,470 shares of Company Common Stock were issued and outstanding, (iii) 37,412,822 shares of Company Common Stock were held in the treasury of the Company, (iv)

1,832,950 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in respect of future awards, (v) 113,951 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options, (vi) 239,902 shares of Company Common Stock were reserved for issuance under restricted stock units under the Company Stock Plans, (vii) 296,662 shares of Company Common Stock were reserved for issuance under performance stock units under the Company Stock Plans assuming target-level performance achievement and 461,994 shares of Company Common Stock are reserved for issuance under performance stock units under the Company Stock Plans assuming maximum-level performance achievement, and (viii) no shares of Company Common Stock were reserved for issuance under the Deferred Compensation Plans. All of the Shares are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Options, or with respect to Share Units or pursuant to the Deferred Compensation Plans will be, when issued in accordance with the terms of the Options, or the Share Units or the Deferred Compensation Plans, duly authorized, validly issued, fully paid and non-assessable. Section 3.4(a) of the Company Disclosure Letter contains a correct and complete list of Rights outstanding as of the date hereof under the Company Stock Plans and Deferred Compensation Plans. Except as set forth in this Section 3.4(a), and for changes since the Company Measurement Date resulting from the exercise of Options outstanding as of such date, there are no (i) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (ii) existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating the Company, any of its Subsidiaries or any of its Joint Ventures to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting security in the Company, any of its Subsidiaries or any of its Joint Ventures or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company, any of its Subsidiaries or any of its Joint Ventures to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, (iii) outstanding contractual obligations of the Company, any of its Subsidiaries or any of its Joint Ventures to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company, any of its Subsidiaries or any of its Joint Ventures or (iv) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock on a deferred basis or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in the immediately preceding clauses (i) through (iv) of or with respect to any Person, collectively, “Rights”). The Company and its Subsidiaries do not have outstanding any bonds, debentures, notes or other similar obligations, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of the Company, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter. No Subsidiary of the Company owns any Shares.

(b) The Rights granted under a Company Stock Plan or a Deferred Compensation Plan (i) were approved by the Company Board or a duly authorized committee or subcommittee thereof and were granted in compliance with all applicable Laws and the terms and conditions of the Company Stock Plan pursuant to which it was issued in all material respects and (ii) have exercise prices per share of Company Common Stock equal to or greater than the fair market value of a Share on the date of the grant.

(c) All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries (other than non-wholly owned Subsidiaries or Joint Ventures, in which case only to the extent such shares of capital stock or other Rights of such Subsidiaries or Joint Ventures as set forth on Section 3.4(c) of the Company Disclosure Letter) are owned beneficially or of record by the Company, directly or indirectly, and all such shares and Rights have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of any Encumbrances other than those restrictions on transfer imposed by applicable securities Laws. Section 3.4(c) of the Company Disclosure Letter sets forth as of the date of this Agreement (x) each of the

Company’s Subsidiaries and Joint Ventures and the ownership interest of the Company in each such Subsidiary and Joint Venture and, to the Knowledge of the Company, the ownership interest of any other Person or Persons in each such Subsidiary or Joint Venture and (y) the Company’s, its Subsidiaries’ or Joint Ventures’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities held for investment by the Company or any of its Subsidiaries or its Joint Ventures and consisting of less than 5% of the outstanding capital stock or other equity interest of such Person. The Company does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by Parent under the HSR Act in order to consummate the Merger and the other Transactions.

(d) There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

(e) Section 3.4(e) of the Company Disclosure Letter contains a correct and complete list of the Rights and PUs outstanding as of the date hereof under the Company Stock Plans and Deferred Compensation Plans, including, where applicable, exercise price and vesting schedule, including whether (and to what extent) the vesting will be accelerated by the execution of this Agreement or consummation of the Merger.

Section 3.5 SEC Reports and Financial Statements.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2019 (the “Applicable Date”), under the Exchange Act or the Securities Act (collectively, together with any such form, report, schedule, statement or other document required to be filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of the Company’s Subsidiaries is, or at any time since the Applicable Date, has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) (i) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (ii) complies in all material respects with the applicable accounting standards and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act with respect to such requirements, (iii) has been prepared in accordance with the United States’ generally accepted accounting principles (“GAAP”), in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and limitations on footnote disclosure as contemplated by Article X of Regulation S-X), and (iv) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(b) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid having any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries reflected or disclosed in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed to the Parent Parties prior to the date of this Agreement. Since the Applicable Date, neither the Company nor its Subsidiaries has received any credible written (or to the Knowledge of the Company, oral) complaint, allegation, assertion or claim of any material improper activity regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.

(e) Neither the Company nor any of its Subsidiaries are required by Law to make any filings or reports in respect of the Shares or other securities of the Company or any of its Subsidiaries with any Governmental Entity outside of the United States whose primary responsibility is for the regulation of securities except, with respect to the Company’s Subsidiaries, for failures to make any such filings or reports that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Absence of Certain Changes.

(a) Since September 30, 2020 through the date of this Agreement, except as otherwise required or contemplated by this Agreement, the Company, its Subsidiaries and its Joint Ventures have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects, excluding any deviations therefrom taken as a result of, or in reaction to, COVID-19 or COVID-19 Measures that are substantially consistent with actions taken by similarly situated industry participants or otherwise disclosed to Parent prior to the date hereof.

(b) Since September 30, 2020, through the date of this Agreement, there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since September 30, 2020, through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any of the actions described in Section 5.1(a)(ii)(A), Section 5.1(a)(ii)(C),

Section 5.1(a)(ii)(D), Section 5.1(a)(iii)(A), Section 5.1(a)(iii)(B), Section 5.1(a)(iii)(C), Section 5.1(a)(iii)(D), Section 5.1(a)(vii) or Section 5.1(a)(viii)(C).

Section 3.7 No Undisclosed Material Liabilities. To the Knowledge of the Company, there are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent or otherwise, except for (i) liabilities or obligations disclosed and with respect to which, if applicable, balances have been provided for in accordance with GAAP in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed in the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2020 and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2020, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Compliance with Laws and Orders.

(a) The Company, each of its Subsidiaries and each of its Joint Ventures is and, since the Applicable Date, has been in compliance with, and, to the Knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, its Subsidiaries and its Joint Ventures hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent. The Company, each of its Subsidiaries and each of its Joint Ventures is in compliance with the terms of the Company Permits, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) None of the Company, any of its Subsidiaries, any of its Joint Ventures or, to the Knowledge of the Company, any of its Affiliates or any of each of their respective directors, officers, employees, Joint Venture partners or agents acting in such capacity and on behalf of the Company, is (i) a Person that is designated on, or is owned by a Person that is designated on any list of sanctioned parties maintained by the United States, Canada, the United Kingdom or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC (a “Sanctioned Person”) or (ii) located or organized in a country or territory that is, or whose government is, the target of comprehensive sanctions imposed by the United States, Canada, the European Union or the United Kingdom (including Cuba, Iran, North Korea, Syria and the Crimean region of the Ukraine) (a “Sanctioned Jurisdiction”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, neither the Company nor any of its Subsidiaries, any of its Joint Ventures or, to the Knowledge of the Company, any of its Affiliates have participated or otherwise engaged, directly or indirectly, in any material transaction or dealing with any such Sanctioned Person or in any such Sanctioned Jurisdiction in violation of any applicable Law or Order.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, none of the Company, any of its Subsidiaries or any of its Affiliates, Joint Ventures or any of each of their respective directors, officers, employees, Joint Venture partners or, to the Knowledge of the Company, agents acting in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or unlawfully directly or indirectly lent, contributed to or otherwise made available any funds to any Person for the purpose of financing the activities of any Sanctioned Person or Person located or organized in a Sanctioned Jurisdiction. Since the Applicable Date, the Company, its Subsidiaries, Joint Ventures and, to the Knowledge of the Company, its Affiliates and each of their respective directors, officers, employees, Joint Venture partners and agents acting in such capacity have complied with: (i) all applicable anti-corruption and anti-bribery Laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.), and the

UK Bribery Act; and (ii) all applicable International Trade Laws, in each case, except for such failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, its Subsidiaries, its Joint Ventures and, to the Knowledge of the Company, its Affiliates have instituted and maintain policies and procedures adopted by the Company in good faith and that, in the opinion of the Company, provide reasonable assurances of continued compliance with any such applicable anti-bribery, anti-corruption, anti-money laundering, anti-terrorism and International Trade Laws.

Section 3.9 Material Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) Contract (other than this Agreement) that would be required to be filed by the Company as an exhibit to any Company SEC Documents;

(ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness (including deferred purchase price of property and capital leases) in excess of $3,500,000 individually and $15,000,000 in the aggregate;

(iii) Contract that is a Company Labor Agreement;

(iv) Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation would not reasonably be expected to exceed a maximum of $3,500,000 (other than Contracts related to the sale of Company Products, ordinary course employment Contracts with non-executive employees or Contracts relating to a director’s or officer’s service as such with the Company);

(v) Contract that is a material sole source supply Contract or material original equipment manufacturer Contract or material private label Contract;

(vi) Contract that contains a put, call, right of first refusal, lock-up or other provision pursuant to which the Company or any of its Subsidiaries would be required to acquire or dispose of, or would be restricted from acquiring or disposing of, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $3,500,000 (for the avoidance of doubt, this clause (vi) shall not be deemed to include any purchase orders entered into the ordinary course of business pursuant to which the Company purchases raw materials or utilities);

(vii) settlement agreement or similar agreement with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case, which is material to the Company and its Subsidiaries, taken as a whole;

(viii) Contract (other than this Agreement) providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries;

(ix) Contract (other than this Agreement, purchase orders entered into in the ordinary course of business or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) that resulted in aggregate payments to or from the Company or any of its wholly owned Subsidiaries for more than $5,000,000 in calendar year 2020, or that to the Company’s Knowledge would reasonably be expected to result in aggregate payments to or from the Company or any of its wholly owned Subsidiaries for more than $8,000,000 in calendar year 2021;

(x) Contract that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any Joint Venture;

(xi) Contract that grants “most favored nation” status in respect of any matter that is reasonably likely to be material to the Company;

(xii) Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any 5% Holder of the Company or their immediate family members, on the other hand (other than employment Contracts, indemnification Contracts and other Contracts relating to a director’s or officer’s service as such with the Company);

(xiii) Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is, to the Knowledge of the Company (after inquiry of certain senior members of the legal department), a Governmental Entity;

(xiv) Contract pursuant to which (A) the Company, any of its Subsidiaries or any of its Joint Ventures grants to any third party any material license, release, covenant not to sue or similar right with respect to any material Owned Intellectual Property or (B) the Company, any of its Subsidiaries or any of its Joint Ventures receives a license, release, covenant not to sue or similar right with respect to any material Intellectual Property owned by a third party, in each case of clause (A) and clause (B), other than Incidental IP Contracts;

(xv) Contract that contains any provision expressly requiring the Company or any of its Subsidiaries to purchase or sell any material goods or services exclusively to or from another Person or that otherwise purports to limit either (x) the type of business in which the Company or its Subsidiaries may engage, (y) the manner or locations in which any of them may so engage in any business or (z) the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, in each case, in any material respect;

(xvi) Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(xvii) Contract that contains “earn out” or other contingent payment obligations, that are reasonably expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $5,000,000; or

(xviii) Contract to or by which the Company or any of its Subsidiaries is a party or bound providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger (other than any Company Plan or Multiemployer Plan). Any such Contract described in clauses (i)-(xviii) is a “Material Contract”.

(b) A true and correct copy of each Material Contract has previously been made available to Parent (except with such redactions as may be clearly marked on such copy) and each Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the General Enforceability Exceptions, and is in full force and effect in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) the Company and its Subsidiaries have performed all obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder, (iii) neither the Company nor any of its Subsidiaries has received any notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract and (iv) to the Knowledge of the Company, there are no disputes pending or threatened in writing (or threatened orally) that are material to the business of the Company and its Subsidiaries, taken as a whole, with respect to any Material Contract.

Section 3.10 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by

Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (as amended or supplemented from time to time, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement relating to the Stockholders Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will not, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of a Parent Party specifically for inclusion in any of the foregoing documents.

Section 3.11 Litigation.

(a) As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of its Joint Ventures that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(b) As of the date of this Agreement, none of the Company, any of its Subsidiaries or any of its Joint Ventures is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

Section 3.12 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Company Plan” shall mean each material employee benefit plan (including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code (each, a “VEBA”) and each other material equity incentive, compensation, severance, employment, change-in-control, termination, retention, fringe benefit, bonus, incentive, stock option, stock purchase, stock appreciation right, stock-based, savings, retirement, deferred compensation, health and welfare, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), under which (i) any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Service Providers”) has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability. With respect to each Company Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (1) all documents embodying such Company Plan, including all amendments thereto and all related trust documents, insurance contracts or other funding vehicles, (2) written descriptions of any Company Plans that are not set forth in a written document, (3) the most recent summary plan description for each applicable Company Plan, together with the summary or summaries of material modifications thereto, (4) the two most recent annual actuarial valuations, (5) the most recent determination or opinion letter issued by the IRS with respect to any Company Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter and (6) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(b) Each Company Plan complies in all material respects with all applicable Laws, including ERISA and the Code and, since the date that is six years prior to the date hereof, has been administered in all material respects in accordance with its terms and all such applicable Laws. All contributions required to be made under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Financial Statements prior to the date of this Agreement. No Company Plan is in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code).

(c) Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination. Any VEBA, which provides benefits under a Company Plan, has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and the Company is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code.

(d) No condition exists that is reasonably likely to subject the Company or any of its ERISA Affiliates to any material direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502 of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980B or 4980F of the Code. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred during the six year period ending on the date hereof with respect to any Company Plan or will be required to be filed in connection with the Transactions, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred with respect to any Company Plan.

(e) No Company Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA which is a single-employer plan (a “Pension Plan”) had a “funding shortfall” within the meaning of Section 430(c) of the Code or Section 303(c) of ERISA as of the Applicable Date, and there has been no material adverse change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Plan since the Applicable Date. None of the Company, any of its Subsidiaries, or any ERISA Affiliate participates in, or has within the six years prior to the date of this Agreement participated in, any Multiemployer Plan. With respect to any Multiemployer Plan contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, none of the Company, any of its Subsidiaries nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied.

(f) No Actions are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

(g) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company Plan or Company Labor Agreement. The Company or its Subsidiaries may amend or terminate any retiree health and life benefits at any time without incurring any material liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(h) (i) Each Company Plan that is maintained primarily for the benefit of Covered Service Providers based outside of the United States (a “Non-U.S. Plan”) has been operated in accordance and is in substantial compliance with its terms and all applicable Laws; and (ii) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Non-U.S. Plans, reserves therefore have been established as required on the accounting statements of the applicable Company or Subsidiary of the Company.

(i) Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Sections 409A or 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan, (i) there has not occurred any prohibited transaction in which the Company, any of its Subsidiaries or any of their Covered Service Providers or, to the Knowledge of the Company, any trustee, administrator or other fiduciary of such Company Plan or trust created thereunder, in each case, who is not a Covered Service Provider (a “Non-Affiliate Plan Fiduciary”), has engaged that would subject the Company, any of its Subsidiaries or any of their respective Covered Service Providers or any Non-Affiliate Plan Fiduciary to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA or any other applicable Law and (ii) none of the Company, any of its Subsidiaries or any of their respective Covered Service Providers or, to the Knowledge of the Company, any Non-Affiliate Plan Fiduciary has engaged in any transaction or acted in a manner, or failed to act in a manner, that would subject the Company, any of its Subsidiaries or any of their respective Covered Service Providers or any Non-Affiliate Plan Fiduciary to any liability for breach of fiduciary duty under ERISA or any other applicable Law.

(k) Except as expressly provided in this Agreement, the execution of this Agreement and the consummation of the Merger and the other Transactions will not, either alone or in combination with another event, (i) entitle any Covered Service Provider to any material severance pay, material unemployment compensation or any other material payment, (ii) materially accelerate the time of payment or vesting, or materially increase the amount of compensation due any Covered Service Provider, or result in any funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Plans, (iii) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit to the Company’s or any of its Subsidiaries’ ability to amend, modify or terminate, any Company Plan or (iv) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual or result in payments under any of the Company Plans that would not be deductible under Section 280G of the Code. The Company has made available to Parent complete copies of the Section 280G calculations prepared with respect to the individuals set forth in Section 3.12(k) of the Company Disclosure Letter in connection with the Transactions.

Section 3.13 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is (i) a party to or otherwise bound by any Company Labor Agreement, and (ii) the subject of any material Action that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization. There is no pending or, to the Knowledge of the Company, threatened, labor strike or lock-out or any material dispute, walk-out, work stoppage or slow-down involving the Company or any of its Subsidiaries, and there have been no such actions in the past five years. To the Knowledge of the Company, as of the date hereof there are no material organizing efforts with respect to the formation of a collective bargaining unit involving any Covered Service Provider.

(b) The Company has previously made available to Parent correct and complete copies of all collective bargaining agreements, material labor agreements or other material Contracts with a labor union, works council, other labor organization or bargaining unit to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”). The execution of this Agreement and consummation of the Merger and the other Transactions will not (i) entitle any third party (including any labor union, works council or labor organization) to any material payments under any of the Company Labor Agreements or (ii) require consent or notification of any labor union, works council or labor organization under any of the Company Labor Agreements, applicable Law or otherwise.

(c) The Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, immigration, classification and wages and hours, except where non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is delinquent in any payments to their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries in any material respect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(d) Since the Applicable Date, to the Knowledge of the Company, (i) no allegations of sexual harassment, other sexual misconduct or race discrimination have been made against any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of the Company or any of its Subsidiaries through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company or any of its Subsidiaries, and (ii) there are no Actions or investigations pending or threatened related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of the Company or any of its Subsidiaries. Since the Applicable Date, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of the Company or any of its Subsidiaries.

(e) Since the Applicable Date, the Company has complied, and has caused each of its Subsidiaries to comply, in all material respects with all applicable Laws with respect to internationally recognized human rights in any jurisdiction in which the Company has material business operations.

Section 3.14 Properties.

(a) Section 3.14(a)(i) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Owned Real Property (including the address or location and use within the businesses of the Company and its Subsidiaries) which is material to the business operations of the Company and its Subsidiaries, taken as a whole. Section 3.14(a)(ii) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Leases, including the address or location of the subject Leased Real Property, that are material to the business operations of the Company and its Subsidiaries, taken as a whole. True, complete and accurate copies of all Leases set forth on Section 3.14(a)(ii) of the Company Disclosure Letter for Leased Real Property located in the United States have been made available to Parent.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Owned Real Property and Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business. Neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any material right to the possession, lease, occupancy or enjoyment of any material Owned Real Property or material Leased Real Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, subject to the General Enforceability Exceptions, and (ii) there is no default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened (x) condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property or (y) Actions to change the zoning classification, variance, special use, or other applicable land use Law of any portion or all of the Owned Real Property or the Leased Real Property and (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.

(e) All Principal Properties (as defined in the Indenture, dated as of March 17, 1997, between the Company and The Chase Manhattan Bank, as trustee, that governs the Company’s 7.625% senior notes due 2027) are owned or leased by the Company and not by any of its Subsidiaries.

Section 3.15 Intellectual Property.

(a) The Company, its Subsidiaries and its Joint Ventures own or have the right to use all material Intellectual Property and material IT Assets required to operate their businesses as presently conducted in all material respects, and neither the Merger nor the consummation of the other Transactions will materially impair or otherwise adversely affect any such rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, all Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or Contract adversely affecting or that could reasonably be expected to adversely affect the Company’s, its Subsidiaries’ or its Joint Ventures’ use of, or their rights to, the Owned Intellectual Property, (ii) the Company, its Subsidiaries and its Joint Ventures have used commercially reasonable business practices to preserve and maintain each item of Owned Intellectual Property that is registered with, or the subject of a pending application before, any Governmental Entity or Internet domain name registrar in full force and effect, and (iii) the Company, its Subsidiaries and its Joint Ventures solely own all Owned Intellectual Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) To the Knowledge of the Company, the products and services of, and the operation of the Company’s, its Subsidiaries’ and its Joint Ventures’ businesses as currently conducted do not violate, misappropriate or infringe upon the Intellectual Property of any other Person, except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, since the Applicable Date neither the Company nor any of its Subsidiaries or its Joint Ventures has received any written notice of any actual or threatened claims (including in the form of offers or invitations to license), and as of the date hereof, there are no pending Actions alleging a violation, misappropriation or infringement of the Intellectual Property rights of any other Person by the Company, any of its Subsidiaries or any of its Joint Ventures or pertaining to or challenging the validity or enforceability of any Owned Intellectual Property (other than ongoing patent and/or trademark prosecution), except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company, its Subsidiaries and its Joint Ventures, have taken reasonable measures to protect and maintain the confidentiality of all Trade Secrets that are owned or held by the Company, its Subsidiaries and Joint Ventures, as applicable, and (ii) to the Knowledge of the Company, since the Applicable Date, there has been no unauthorized disclosure by the Company, any of its Subsidiaries or any of its Joint Ventures of any such Trade Secrets.

(d) To the Knowledge of the Company, the IT Assets owned, used or held for use by the Company, its Subsidiaries and its Joint Ventures operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not be material, the Company, its Subsidiaries and its Joint Ventures have implemented commercially reasonable backup and disaster recovery technology.

(e) With respect to all material Software included in the Owned Intellectual Property (the “Owned Software”), the Company, its Subsidiaries and its Joint Ventures maintain actual possession and control of the applicable source code, object code, notes, documentation, and know-how of such Owned Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company, its Subsidiaries and its Joint Ventures have disclosed source code for any Owned Software to a third party outside of the scope of a written agreement that reasonably protects the Company, its Subsidiaries and its Joint Ventures’ rights in such source code.

(f) All Owned Software (i) performs in material conformance with its documentation, (ii) is free from any material software defect, and (iii) to the Knowledge of the Company, does not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software.

(g) To the Knowledge of the Company, the Company, its Subsidiaries and its Joint Ventures have not used any “open source” software in the conduct of their business in a manner that would obligate the Company, its Subsidiaries and its Joint Ventures to make available to any Person any Owned Software without payment of fees or royalties, or that does or may require disclosure of any Owned Software in source code form.

Section 3.16 Data Privacy.

(a) Since the Applicable Date, the Company, its Subsidiaries and its Joint Ventures have posted and maintained a Privacy Policy on their website and all current Privacy Policies of the Company have been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, its Subsidiaries and its Joint Ventures have data privacy and security practices with respect to its collection, use, sharing, transfer and storage of Personal Information from employees, consumers or other individuals that comply, and since the Applicable Date have complied, in all material respects, with (i) material contractual obligations to which the Company, its Subsidiaries and its Joint Ventures are subject and (ii) applicable Data Protection Requirements. The execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation in any material respect any such material contractual obligations, or, to the Knowledge of the Company, of any applicable Data Protection Requirements.

(b) The Company, its Subsidiaries and its Joint Ventures maintain commercially reasonable physical, organizational and technical security measures to protect the Personal Information they collect, use, share, transfer or store from employees, consumers or other individuals in a manner appropriate to the risks involved in the processing of the Personal Information for the rights and freedoms of the individuals concerned, and designed to be compliant in all material respects, with any material contractual obligations to which the Company, its Subsidiaries and its Joint Ventures are subject, and with applicable Data Protection Requirements to which the Company, its Subsidiaries and its Joint Ventures are subject. The Company has in place commercially reasonable incident response and disaster recovery plans, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, to the Knowledge of the Company, the Company, its Subsidiaries and its Joint Ventures have not suffered a Personal Information Breach resulting in the requirement under applicable Data Protection Laws to notify any Governmental Entity or the individuals whose Personal Information were concerned by the Personal Information Breach. Since the Applicable Date, neither the Company, any of its Subsidiaries or any of its Joint Ventures has received any written notice from any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Data Protection Laws, nor, to the Knowledge of the Company, has any Person initiated or pursued any Action relating to actual or alleged non-compliance by the Company, any of its Subsidiaries or any of its Joint Ventures with respect to applicable Data Protection Laws.

Section 3.17 Environmental Laws

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have within the past five years complied with all applicable Environmental Laws, and possess and, since the Applicable Date, have complied with all applicable all permits, licenses, registrations, and other authorizations required under such Environmental Laws to operate the businesses of the Company and its Subsidiaries as currently operated; (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws; (iii) the Company has not received any written notification alleging that it is liable, claim or request for information, alleging liability pursuant to any applicable Environmental Law, concerning any release of, threatened release of, or exposure to, any Materials of Environmental Concern at any location except, with respect to any such notification, claim or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person; and (iv) neither the Company nor any Subsidiary is subject to any order, decree or injunction with any Governmental Entity or any indemnity in favor of any third party relating to liability or obligations concerning any Environmental Laws. There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Subject to Section 3.17(a) of the Company Disclosure Letter, the Company has made available to Parent Parties copies of all material environmental reports, assessments and studies and non-privileged memoranda for the past five years in its possession relating to current or former operations of the Company and its Subsidiaries except for reports, assessments, studies and memoranda that do not disclose environmental liabilities that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or where such liabilities, if any, have already been disclosed in other documents made available to the Parent Parties.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in Section 3.3, Section 3.6, Section 3.7 and this Section 3.17 constitute the sole representations and warranties in this Agreement with respect to Environmental Laws.

Section 3.18 Taxes.

(a) The Company and each of its Subsidiaries have timely filed all material Tax Returns that the Company or any of its Subsidiaries was required to file and have timely paid all Taxes shown thereon as due and owing and all other material Taxes required to be paid by the Company or any of its Subsidiaries, except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which the Company or the appropriate Subsidiary of the Company has established adequate reserves in accordance with GAAP. All such Tax Returns are correct and complete in all material respects.

(b) No audit or other proceeding with respect to any material Taxes due from the Company or any of its Subsidiaries, or any material Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to material Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any material Taxes due and owing by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has requested or agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(d) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation or Tax sharing or similar agreement (other than customary Tax indemnification provisions in commercial agreements not primarily relating to Taxes or any agreements solely between or among the Company and its Subsidiaries).

(e) The Company and each of its Subsidiaries (i) except as would not be material to the Company and its Subsidiaries, taken as a whole, has withheld and remitted all Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other party and (ii) has each complied in all material respects with all Tax information reporting provisions of all applicable Laws.

(f) There are no material Encumbrances for unpaid (or allegedly unpaid) Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for current Taxes not yet due and payable.

(g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by contract (other than in connection with customary Tax indemnification provisions in commercial agreements not primarily relating to Taxes).

(h) Since the Applicable Date, no material claim has been made by a Governmental Entity in a foreign jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(i) All material transactions entered by the Company or any of its Subsidiaries since the Applicable Date have occurred on an arm’s-length basis, and all of such material transactions have satisfied applicable transfer pricing Laws in all material respects.

Section 3.19 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman Sachs & Co., LLC to the effect that, as of the date of the opinion and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock (other than Parent or its Affiliates) is fair from a financial point of view to such holders. A complete and executed copy thereof has been or will be delivered to Parent promptly following receipt thereof by the Company. It is agreed and understood that such opinion is for the information of the Company Board and may not be relied upon by Parent or Merger Sub.

Section 3.20 Brokers or Finders. Except for Goldman Sachs & Co., LLC, no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by the Company or its Subsidiaries or its officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from the Company or any of its Subsidiaries in connection with any of the Transactions. The Company has delivered to Parent a complete and accurate copy of all Contracts pursuant to which any such broker, investment banker or financial advisor to the Company is entitled to any fees, rights to indemnification or expenses from the Company or any of its Subsidiaries in connection with the Merger or any of the Transactions.

Section 3.21 State Takeover Statutes. Assuming the representations and warranties in Section 4.4 are true and correct, the adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL and any “moratorium”, a “fair price”, “control share acquisition” or similar anti-takeover provisions or similar Laws of any jurisdiction (the “Takeover Statutes”) or similar provisions contained in the governing documents of the Company and its Subsidiaries, including Article Sixteenth of the Company’s Restated Certificate of Incorporation, to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions.

Section 3.22 Insurance. Section 3.22 of the Company Disclosure Letter sets forth a true, complete and accurate list of all insurance policies and surety bonds carried by or covering the Company, its Subsidiaries and its Joint Ventures, which are reasonably likely to be material to the business operations of the Company and its Subsidiaries, taken as a whole. Such insurance policies are in such amounts and cover such losses and risks as, in the good faith judgment of senior management of the Company, are adequate to reasonably protect the properties and businesses of the Company and its Subsidiaries and all material premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries nor its Joint Ventures has received written notice of any pending or threatened cancellation with respect to any such insurance policy, and each of the Company and its Subsidiaries is in compliance in all respects with all conditions contained therein, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.23 Affiliate Transactions. As of the date of this Agreement, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.24 Product Recall. Since the Applicable Date through the date of this Agreement, the Company and its Subsidiaries have not received any material written notices or other correspondence from the National Highway Traffic Safety Administration (“NHTSA”), or any Foreign Regulatory Authority relating to any Company Products, nor is there any pending, or to the Knowledge of the Company, threatened material claim by NHTSA or any Foreign Regulatory Authority against the Company or any of its Subsidiaries relating to an alleged defect or noncompliance in any Company Products. Since the Applicable Date through the date of this Agreement, there has not been nor is there under consideration by the “D.O.T. Compliance Committee” or the “Executive Committee” of the Company or any of its Subsidiaries (as such terms are used by the Company), or any other committee or team responsible for the oversight, investigation and remediation of product quality, noncompliance, defect, warranty, recall or customer campaign matters, any recall, customer satisfaction program or post sale warning of a material nature concerning any Company Products. Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with the requirements of the Transportation Recall Enhancement, Accountability and Documentation Act and implementing regulations of the NHTSA, including the Reporting of Early Warning Information Regulation (49 CFR Part 579, subpart C), and Reporting of Safety Recalls and Other Safety Campaigns in Foreign Countries Regulation (49 CFR Part 579, subpart B).

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE III, none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf the Company or any of its Affiliates, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Company or its Affiliates or any other matter notwithstanding the delivery or disclosure to the Parent Parties, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives in expectation of, or in connection with, this Agreement or the Transactions or with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Parent Parties or any of their respective Representatives or Affiliates. The Company and its Affiliates hereby disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. Except for the representations and warranties made by the Parent Parties in ARTICLE IV, the Company hereby acknowledges and agrees that none of the Parent Parties, any of their Affiliates or any other Person has made or is making, any express or implied representation or warranty with respect to or on behalf of the Parent Parties or any of their Affiliates, and the Company hereby expressly disclaims reliance upon any representations or warranties with respect to or on behalf of the Parent Parties or any of their Affiliates, whether made by Parent Parties or any of their Subsidiaries or any of their respective Affiliates or Representatives, except for the representations and warranties made by the Parent Parties in ARTICLE IV. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Company and its Subsidiaries, or any of their respective Representatives or Affiliates of any documentation or other information by the Parent Parties or any of their Affiliates or any of their respective Representatives with respect to any one or more of the following, the Company and its Subsidiaries hereby acknowledge and agree that none of the Parent Parties nor any other Person makes, and the Company hereby expressly disclaims reliance upon, any express or implied representation or warranty with respect to or on behalf of the Parent Parties or any of their respective Affiliates with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Parent Parties or any of their respective Affiliates or the future business, operations or affairs of the Parent Parties or any of their respective Affiliates heretofore or hereafter delivered to or made available to the Company or its Subsidiaries or any of their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Parent Parties, dated the date hereof, addressed to the Company (the “Parent Disclosure Letter”) or in the Parent SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date, and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Parent SEC Document to the representation and warranty is reasonably apparent on its face (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Parent Parties each hereby represent and warrant, jointly and severally, to the Company as follows:

Section 4.1 Organization.

(a) Each Parent Party is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is a wholly owned Subsidiary of Parent. Parent owns all of the issued and outstanding capital stock of Merger Sub.

(b) Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

(c) Prior to the date of this Agreement, the Parent Parties has made available to the Company correct and complete copies of the Parent’s amended articles of incorporation and code of regulations and Merger Sub’s certificate of incorporation and by-laws, each as amended to the date of this Agreement, and each as so provided is in full force and effect and neither Parent nor Merger Sub or any of Parent’s material Subsidiaries are in violation of any of the provisions of such Person’s organizational documents, except, in the case of any of material Subsidiaries of Parent, where such violation would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of the Parent Parties has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions and the Financing (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution and delivery of this Agreement). The execution, delivery and performance by the Parent Parties of this Agreement, and the consummation by each of the Transactions and the Financing have been duly and validly authorized by the respective boards of directors of the Parent Parties and will be duly and validly authorized by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of any Parent Party is necessary to authorize the execution, delivery and performance by the Parent Parties of this Agreement and the consummation by each of them of the Transactions and the Financing. This Agreement has been duly executed and delivered by the Parent Parties and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of the Parent Parties enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. No vote or approval of the holders of any class or series of Parent’s capital stock is required in connection with the execution, delivery or performance by the Parent Parties of their obligations hereunder or for the consummation of the Transactions and the Financing.

Section 4.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (ii) filings, permits, clearances, authorizations, consents, orders and approvals as may be required (A) under the Exchange Act, including Sections 13 and 16 of the Exchange Act, or the Securities Act, (B) pursuant to the rules and regulations of Nasdaq and the NYSE, (C) by the SEC, (D) under the HSR Act and any other applicable Antitrust Laws, (E) by the Company under the Takeover Statutes, and (F) state securities and “blue sky” Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by the Parent Parties of the Transactions and the Financing, other than such other filings, clearances, authorizations, consents, orders, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

(b) Neither the execution and delivery of this Agreement by the Parent Parties nor the consummation by any Parent Party of the Transactions and the Financing, nor compliance by any Parent Party with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of any Parent Party or of the Parent Parties’ respective Subsidiaries or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 4.3(a) are duly obtained or made, (x) violate any Order or Law applicable to any of the Parent Parties or any of the Parent Parties’ respective Subsidiaries or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of any Parent Party or any of the Parent Parties’ respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which any Parent Party or any of the Parent Parties’ respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (i) (with respect to any of the Parent Parties’ respective Subsidiaries), clause (ii)(x) and clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially impair the ability of any Parent Party to perform its obligations under this Agreement or to consummate the Transactions or the Financing by the Outside Date.

(c) The execution of this Agreement and consummation of the Merger and the other Transactions will not require consent of any labor union, works council or labor organization under any collective bargaining, works council or other labor agreement to which Parent or any of its Subsidiaries is a party, or is otherwise bound, by applicable Law or otherwise.

(d) None of Parent or any of its Subsidiaries are creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 15% of the consolidated total assets of Parent and its consolidated Subsidiaries (excluding cash and cash equivalents).

Section 4.4 Ownership of Company Common Stock. None of the Parent Parties or any of their respective Subsidiaries is, and at no time during the past three years has any Parent Party or any of their respective Subsidiaries been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL or in Article Sixteenth of the Company’s Restated Certificate of Incorporation. None of the Parent Parties or any of their respective Subsidiaries owns (directly or indirectly, beneficially or of record), or is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).

Section 4.5 Capitalization.

(a) The authorized capital stock of Parent consists of 450,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, without par value (“Parent Preferred Stock”). As of the close of business on February 16, 2021 (the “Parent Measurement Date”), (i) no shares of Parent Preferred Stock were issued and outstanding, (ii) 233,299,929 shares of Parent Common Stock were issued and outstanding, (iii) 45,163,498 shares of Parent Common Stock were held in the treasury of Parent, (iv) 7,077,418 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans in respect of future awards, (v) 8,523,415 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options to purchase shares of Parent Common Stock granted under the Parent Stock Plans (“Parent Options”) at a weighted average exercise price of $15.97, (vi) 98,309 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding stock appreciation rights in respect of shares of Parent Common Stock granted under the Parent Stock Plans (“Parent SARs”) at a weighted average exercise price of $18.18, (vii) 3,353,539 shares of Parent Common Stock were reserved for issuance under restricted stock units under the Parent Stock Plans (“Parent RSUs”), (viii) 969,083 shares of Parent Common Stock were reserved for issuance under performance share units under the Parent Stock Plans (together with the Parent RSUs, the “Parent Share Units”) assuming target-level performance achievement and 1,470,055 shares of Parent Common Stock are reserved for issuance under performance share units under the Parent Stock Plans assuming maximum-level performance achievement and (ix) 33,000 shares of Parent Common Stock were reserved for issuance under deferred share equivalent units under the Parent Stock Plans (“Parent DSUs”). All of the shares of Parent Common Stock are, and all shares of Parent Common Stock which may be issued pursuant to the exercise of outstanding Parent Options, or with respect to Parent SARs, Parent Share Units or Parent DSUs will be, when issued in accordance with the terms of the Parent Options, Parent SARs, Parent Share Units or Parent DSUs, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 4.5, and for changes since the Parent Measurement Date resulting from the exercise of Parent Options or Parent SARs outstanding as of such date, there are no Rights relating to Parent Common Stock. Parent does not have outstanding any bonds, debentures, notes or other obligations, in each case, that are linked to, or the value of which is in any way based upon or derived from, the value of Parent, any of its Subsidiaries or any part thereof, or any dividends or other distributions declared or paid on any shares of capital stock of, or other equity or voting interests in, Parent or any of its Subsidiaries, or which have or which by their terms may have at any time (whether actual or contingent) the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent or any of its Subsidiaries on any matter.

(b) There are no voting trusts or other Contracts to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of Parent.

Section 4.6 SEC Reports and Financial Statements.

(a) Parent has filed with or furnished to the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed or furnished by it since the Applicable Date, under the Exchange Act or the Securities Act (collectively, together with any such form, report, schedule, statement or other document required to be filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Parent SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Document or necessary in order to make the statements in such Parent SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and SOX, as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of Parent’s Subsidiaries is, or at any time since the Applicable Date, has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Parent SEC Documents (the “Parent Financial Statements”) (i) has been prepared from, and is in accordance with, the books and records of Parent and its consolidated Subsidiaries, (ii) complies in all material respects with the applicable accounting standards and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act with respect to such requirements, (iii) has been prepared in accordance with GAAP, in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Parent Financial Statements or in the notes to the Parent Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and limitations on footnote disclosure as contemplated by ARTICLE X of Regulation S-X), and (iv) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries as of the date and for the periods referred to in the Parent Financial Statements.

(b) Neither Parent nor any of Parent’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid having any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries reflected or disclosed in Parent’s or such Subsidiary’s financial statements or other Parent SEC Documents.

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are accurate in all material respects.

(d) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements. Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed to the Company prior to the date of this Agreement. Since the Applicable Date, neither Parent nor its Subsidiaries has received any credible written (or to the Knowledge of Parent, oral) complaint, allegation, assertion or claim of any material improper activity regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its Subsidiaries or their respective internal accounting controls.

(e) Neither Parent nor any of Parent’s Subsidiaries are required by Law to make any filings or reports in respect of the Parent Common Stock or other securities of Parent or any of its Subsidiaries with any Governmental Entity outside of the United States whose primary responsibility is for the regulation of securities, except, with respect to the Parent’s Subsidiaries, for failures to make any such filings or reports that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Absence of Certain Changes.

(a) Since September 30, 2020 through the date of this Agreement, except as otherwise required or contemplated by this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects, excluding any deviations therefrom taken as a result of, or in reaction to, COVID-19 or COVID-19 Measures that are substantially consistent with actions taken by similarly situated industry participants or otherwise disclosed to the Company prior to the date hereof.

(b) Since September 30, 2020, through the date of this Agreement, there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Since September 30, 2020, through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any of the actions described in Section 5.1(b)(iv), Section 5.1(b)(v), Section 5.1(b)(vi) or Section 5.1(b)(vii).

Section 4.8 No Undisclosed Material Liabilities. To the Knowledge of Parent, there are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent or otherwise, except for (i) liabilities or obligations disclosed and with respect to which, if applicable, balances have been provided for in accordance with GAAP in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed in Parent’s Annual Report on Form-10-K for the fiscal year ended December 31, 2020 and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2020, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9 Compliance with Laws and Orders.

(a) Parent and each of its Subsidiaries is and, since the Applicable Date, has been in compliance with, and, to the Knowledge of Parent, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of Parent and its Subsidiaries, taken as a whole (the “Parent Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is in compliance with the terms of the Parent Permits, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) None of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any of its Affiliates or any of each of their respective directors, officers, employees or agents acting in such capacity and on behalf of Parent, is (i) a Person that is designated on, or is owned or controlled by a Person that is designated on any list of Sanctioned Persons or (ii) located or organized in a Sanctioned Jurisdiction. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, neither Parent nor any of its Subsidiaries or, to the Knowledge of Parent, any of its Affiliates have participated or otherwise engaged, directly or indirectly, in any transaction or dealing with any such Sanctioned Person or in any such Sanctioned Jurisdiction in violation of any applicable Law or Order.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since the Applicable Date, none of Parent, any of its Subsidiaries or any of its Affiliates or any of each of their respective directors, officers, employees or, to the Knowledge of Parent, agents acting in such capacity and on behalf of Parent, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or unlawfully directly or indirectly lent, contributed or otherwise made available any funds to any Person for the purpose of financing the activities of any Sanctioned Person or Person located or organized in a Sanctioned Jurisdiction. Since the Applicable Date, Parent, its Subsidiaries, and, to the Knowledge of Parent, its Affiliates and each of their respective directors, officers, employees and agents acting in such capacity have complied with: (i) all applicable anti-corruption and anti-bribery Laws with respect to Parent, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.), and the UK Bribery Act; and (ii) all applicable International Trade Laws, in each case, except for such failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, its Subsidiaries and, to the Knowledge of Parent, its Affiliates have instituted and maintain policies and procedures adopted by Parent in good faith and that, in the opinion of Parent, provide reasonable assurances of continued compliance with any such anti-bribery, anti-corruption, anti-money laundering, anti-terrorism and International Trade Laws.

Section 4.10 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Parent Plan” shall mean each material employee benefit plan (including “employee benefit plans” within the meaning of Section 3(3) of ERISA), VEBAs and each other material equity incentive, compensation, severance, change-in-control, termination, retention, fringe benefit, bonus, incentive, stock option, stock purchase, stock appreciation right, stock-based, savings, retirement, deferred compensation, health and welfare, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a Multiemployer Plan, under which (i) any current or former employee, officer, director, contractor or consultant of Parent or any of its Subsidiaries has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by Parent or any of its Subsidiaries or (ii) Parent or any of its Subsidiaries has any present or future liability.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Plan complies in all respects with all applicable Laws, including ERISA and the Code, and (ii) has been administered in all material respects in accordance with its terms and all such applicable Laws.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of Parent, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination; and (ii) any VEBA, which provides benefits under a Parent Plan, has (A) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and Parent is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no condition exists that is reasonably likely to subject Parent or any of its ERISA Affiliates to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502 of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980B or 4980F of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Parent Plan or will be required to be filed in connection with the transactions contemplated by this Agreement, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Actions are pending, or to the Knowledge of Parent, threatened with respect to any Parent Plan.

Section 4.11 Harassment, Misconduct or Discrimination. Since the Applicable Date, to the Knowledge of Parent, (a) no allegations of sexual harassment, other sexual misconduct or race discrimination have been made against any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of Parent or any of its Subsidiaries through the Parent’s anonymous employee hotline or any formal human resources communication channels at the Parent or any of its Subsidiaries, and (b) there are no Actions or investigations pending or threatened related to any allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of Parent or any of its Subsidiaries. Since the Applicable Date, to the Knowledge of Parent, neither the Parent nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, other sexual misconduct or race discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. None of the information supplied or to be supplied by any Parent Party for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by any Parent Party with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of the Company specifically for inclusion in any of the foregoing documents.

Section 4.13 Availability of Funds. Parent has delivered to the Company true, accurate and complete fully executed copies of the Commitment Letter, dated as of the date hereof, delivered to Parent by JPMorgan Chase Bank, N.A., and agreed and accepted by Parent (together with all exhibits, schedules and annexes thereto, the

“Commitment Letter”, and the related financing, the “Committed Financing” and the Commitment Letter together with the Redacted Fee Letters, the “Financing Documents”) and Redacted Fee Letters, pursuant to which and subject solely to the terms and conditions set forth in the Commitment Letter, each of the parties thereto (other than the Parent Parties) have agreed and committed to provide the Committed Financing set forth therein (together, the “Financing”). None of the Financing Documents has been or is contemplated to be amended, restated or otherwise modified or waived (except after the date hereof and as contemplated thereby or by Section 6.11 of this Agreement) and, as of the date hereof, the respective commitments contained in the Financing Documents have not been withdrawn, modified, terminated, expired or rescinded. As of the date of this Agreement, each of the Financing Documents is in full force and effect and constitutes the legal, valid and binding obligation of each of the Parent Parties and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. The net cash proceeds contemplated from the Financing will, in the aggregate, be sufficient for the satisfaction of all of the Parent Parties’ payment obligations under this Agreement, including the payment of the cash portion of the Merger Consideration in respect of the payments contemplated by Section 2.1(a), the payment of all other cash amounts payable pursuant to ARTICLE II, and the payment of any Indebtedness required to be repaid, refinanced, redeemed, retired, cancelled or terminated in connection with the Merger (collectively, the “Financing Purposes”). As of the date of this Agreement, (a) no event has occurred which would reasonably be expected to constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of the Parent Parties under the Financing Documents or, to the Knowledge of Parent, any other party to the Financing Documents, (b) Parent has no Knowledge that the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to the Parent Parties on the Closing Date and (c) the Parent Parties have no reason to believe the Financing will not be in a sufficient amount to satisfy the Financing Purposes or that the Specified Representations (as defined in the Commitment Letter) as they relate to Parent and its Subsidiaries will not be true and correct in all material respects. The Parent Parties have fully paid all fees required to be paid on or prior to the date of this Agreement pursuant to the Financing Documents. As of the date of this Agreement, there are no side letters, arrangements or other Contracts to which Parent or any of its Affiliates is a party related to the Financing other than (i) as expressly set forth in the Financing Documents, a copy of each of which has been or will be (in compliance with Section 6.11) delivered to the Company and (ii) any customary engagement letter(s) and non-disclosure agreements(s). The Financing Documents do not contain any material misrepresentation by Parent or Merger Sub or any of their respective Affiliates. In no event shall the receipt by, or the availability of any funds or financing to, Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to obligations of Parent and Merger Sub to consummate the Transactions.

Section 4.14 No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Transactions and the Financing, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever.

Section 4.15 Litigation

(a) As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

(b) As of the date of this Agreement, none of Parent or any of its Subsidiaries is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

Section 4.16 Solvency. Assuming (i) the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions to the Parent Parties’ obligation to consummate the Merger and after giving effect to the Transactions and the Financing, any alternative financing and the payment of the aggregate Merger Consideration, (ii) any other repayment or refinancing of Indebtedness contemplated in this Agreement, the Financing Documents or the Financing Definitive Agreements, (iii) the accuracy, in all material respects, of the representations and warranties of the Company set forth in ARTICLE III, (iv) the performance by the Company of its obligations under Section 5.1, (v) any estimates, projections or forecasts of the Company and its Subsidiaries that have been made available to any Parent Party prior to the date of this Agreement have been prepared in good faith based upon assumptions that were reasonable, (vi) payment of such amounts as are required to be paid in connection with the consummation of the Transactions and the Financing and (vii) payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions and the Financing.

Section 4.17 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and each of its Subsidiaries have timely filed all Tax Returns that Parent or any of its Subsidiaries was required to file and have timely paid all Taxes shown thereon as due and owing and all other Taxes required to be paid by Parent or any of its Subsidiaries, except to the extent that such Taxes are being contested in good faith in appropriate proceedings and for which Parent or the appropriate Subsidiary of Parent has established adequate reserves in accordance with GAAP; and (ii) all such Tax Returns are correct and complete in all respects.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) no audit or other proceeding with respect to Taxes due from Parent or any of its Subsidiaries, or any Tax Return of Parent or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity; and (ii) each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent or any of its Subsidiaries.

Section 4.18 No Vote of Parent Stockholders. Except for the adoption of the Agreement by Parent as the sole stockholder of Merger Sub, no vote of the stockholders of the Parent Parties or the holders of any other securities of Parent (equity or otherwise), is required by any applicable Law, the certificate of incorporation or by-laws, or equivalent organizational documents of the Parent Parties or the applicable rules of any exchange on which securities of Parent are traded, in order for the Parent Parties to consummate the Transactions and the Financing.

Section 4.19 Brokers or Finders. Except for Lazard Freres & Co., LLC (the fees of which will be paid by Parent or a Subsidiary of Parent), no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by Parent or its Subsidiaries or its officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from Parent or any of its Subsidiaries in connection with any of the Transactions.

Section 4.20 Product Recall. Since the Applicable Date through the date of this Agreement, Parent and its Subsidiaries have not received any material written notices or other correspondence from NHTSA, or any Foreign Regulatory Authority relating to any Parent Products, nor is there any pending, or to the Knowledge of Parent, threatened material claim by NHTSA or any Foreign Regulatory Authority against Parent or any of its Subsidiaries relating to an alleged defect or noncompliance in any Parent Products. Since the Applicable Date through the date of this Agreement, there has not been nor is there under consideration by the “Product Performance Advisory Committee” of Parent or any of its Subsidiaries (as such terms or analogous terms are used by Parent), or any other committee or team responsible for the oversight, investigation and remediation of product quality, noncompliance, defect, warranty, recall or customer campaign matters, any recall, customer satisfaction program or post sale warning of a material nature concerning any Parent Products. Since the Applicable Date, Parent and its Subsidiaries have complied in all material respects with the requirements of the Transportation Recall Enhancement, Accountability and Documentation Act and implementing regulations of the NHTSA, including the Reporting of Early Warning Information Regulation (49 CFR Part 579, subpart C), and Reporting of Safety Recalls and Other Safety Campaigns in Foreign Countries Regulation (49 CFR Part 579, subpart B).

Section 4.21 No Other Representations or Warranties. Except for the representations and warranties made by the Parent Parties in this ARTICLE IV, none of the Parent Parties, any of their Affiliates or any other Person has made or is making any express or implied, at law or in equity, representation or warranty with respect to or on behalf of the Parent Parties or any of their Affiliates, their businesses, operations, assets, liabilities, financial condition or results of operations or the accuracy or completeness of any information regarding the Parent Parties or their Affiliates or any other matter notwithstanding the delivery or disclosure to the Company and its Subsidiaries, or any of their respective Representatives or Affiliates of any documentation or other information by the Parent Parties or any of their Affiliates or any of their respective Representatives in expectation of, or in connection with, this Agreement or the Transactions or the Financing or with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Parent Parties or any of their respective Affiliates or the future business, operations or affairs of the Parent Parties or any of their respective Affiliates heretofore or hereafter delivered to or made available to the Company or its Subsidiaries or any of their respective Representatives or Affiliates. The Parent Parties and their Affiliates hereby disclaim any other representations or warranties, whether made by the Parent Parties or any of their respective Affiliates or Representatives. Except for the representations and warranties made by the Company in ARTICLE III, the Parent Parties hereby acknowledge and agree that none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied representation or warranty with respect to or on behalf of the Company or any of its Affiliates, and the Parent Parties hereby expressly disclaim reliance upon any representations or warranties with respect to or on behalf of the Company or any of its Affiliates, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives, except for the representations and warranties made by the Company in ARTICLE III. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Parent Parties or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, the Parent Parties hereby acknowledge and agree that neither the Company nor any other Person make, and the Parent Parties hereby expressly disclaim reliance upon, any express or implied representation or warranty with respect to or on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Parent Parties or any of their respective Representatives or Affiliates.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company and Parent.

(a) From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as (v) otherwise expressly contemplated by this Agreement, (w) set forth in the applicable subsection of Section 5.1 of the Company Disclosure Letter (it being agreed that disclosure of any item in any subsection of Section 5.1 of the Company Disclosure Letter shall be deemed disclosure with respect to any other subsection of Section 5.1 of the Company Disclosure Letter only to the extent that the relevance of such item to such subsection is reasonably apparent on its face), (x) required by applicable Law, (y)(A) required to comply with COVID-19 Measures or otherwise taken (or not taken) by the Company or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or COVID-19 Measures or (B) taken (or not taken) by the Company or any of its Subsidiaries reasonably and in good faith to respond to any other extraordinary event that was not reasonably foreseeable as of the date of this Agreement and occurring after the date of this Agreement that is outside of the control of the Company or its Affiliates and is outside of the ordinary course of business of the Company and its Subsidiaries and Joint Ventures (and is not related to a Company Takeover Proposal); provided that prior to taking any actions in reliance on this clause (y), which would otherwise be prohibited by any provision of this Agreement, the Company will use commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto or (z) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable Laws, and shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its directors, officers and employees and maintain existing relations and goodwill with customers, distributors, lenders, partners (including Joint Venture partners and others with similar relationships), suppliers and others having material business associations with it or its Subsidiaries; provided, however, that (1) the failure to take any action prohibited by the subclauses in the next sentence shall not be a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this sentence and (2) no action specifically addressed by the subclauses in the next sentence shall be deemed a breach by the Company or any of its Subsidiaries of the covenants and agreements set forth in this sentence. Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (v), (w), (x), (y)(A) and (z) (provided that the parenthetical providing that Parent’s consent shall not be unreasonably withheld, conditioned or delayed shall only apply to clauses (iii), (iv), (v), (vi), (viii) and (ix) below, and, insofar as it relates to the forgoing subsections, (xiv)), from the date of this Agreement until the Effective Time, the Company will not and will use its commercially reasonable efforts to cause its Subsidiaries not to:

(i) adopt, amend or propose changes to its certificate of incorporation, by-laws or other comparable charter or organizational documents;

(ii) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid (w) by any direct or indirect wholly owned Subsidiary to the Company, (x) by a non-wholly owned Subsidiary of the Company, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such Person, (y) to any other direct or indirect wholly owned Subsidiary or (z) the scheduled dividend paid by the Company to holders of Shares, not in excess of $0.105 per Share per fiscal quarter, in each case, consistent in all material respects with past practice) or enter into any Contract with respect to voting of its capital stock; provided, however, that the Company shall not declare, set aside or pay any dividend to its stockholders except in accordance with Section 6.15 (if applicable), (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Rights of the Company or any of its Subsidiaries (other than the issuance of shares of the Company’s capital stock reserved for issuance on the date of this Agreement and issued pursuant to the awards under the Company Stock Plans outstanding as of the date of this Agreement or in respect of account balances under the Deferred Compensation Plans as of the date of this Agreement or as would be permitted pursuant to Section 5.1(a)(iii)), (C) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on the date hereof;

(iii) except as required pursuant to existing written, binding Contracts in effect prior to the date of this Agreement, (A)(1) pay, grant or provide any severance or termination payments or benefits to any member of the Company Board or executive officer of the Company or (A)(2) pay, grant or provide any severance or termination payments or benefits to any non-executive officer, consultant or employee of the Company or any of its Subsidiaries except in accordance with compensation and benefits plans and agreements and practices in existence as of the date hereof; (B) increase in any non-de minimis respect the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus, incentive or retention payments to, or make any new equity awards to any Covered Service Provider, except for increases in base salary for employees who are not officers in the ordinary course of business consistent with past practice; (C) establish, adopt, amend, extend, renew or terminate any Company Plan or Company Labor Agreement or amend the terms of any outstanding equity-based awards; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any material compensation or benefits under any Company Plan (except pursuant to an arrangement that is mutually agreed to by the Parties or as already required pursuant to such Company Plan or pursuant to Section 2.3); (E) except as required by changes in applicable accounting standards, change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined; (F) forgive any material loans to any Covered Service Provider; (G) hire (other than to fill vacancies of positions that have been established as of the date hereof) or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of $250,000, with respect to any such executive officer or employee in the United States or Europe, or in excess of $100,000, with respect to any such executive officer or employee in any other geographical area; or (H) except for communications consistent with this Agreement, accurate descriptions of the effects of the Transactions under any Company Labor Agreement or as required by Law, make any communications authorized by the senior management of the Company or their delegees (whether written or oral) with the directors, officers or employees of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless the Company has provided Parent with prior notice of and the opportunity to review and comment upon any such communications, and the Company shall have considered in good faith all such comments to any such communication;

(iv) (A) other than borrowings under existing credit facilities in the ordinary course of business consistent with past practice (which shall in no event exceed $250,000,000 in the aggregate in excess of the amount outstanding thereunder as of the date hereof) or in respect of intercompany borrowing solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries in the ordinary course of business, incur any Indebtedness or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, or assume, guarantee or endorse or otherwise become responsible for the obligations of any Person, (B) except if required in order to comply with its obligations under Section 6.18(a), voluntarily retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of the Company’s Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation in excess of $5,000,000 (other than Indebtedness incurred by the Company or its direct or indirect wholly owned Subsidiaries and owed to the Company or its direct or indirect wholly owned Subsidiaries) or (C) make any loans, advances or capital contributions to, or guarantees of or investments in, any other Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company);

(v) make any capital expenditures that, in the aggregate, exceed the amount of the capital expenditures as contemplated by the Company’s existing capital plan, or would materially accelerate such capital expenditures to any time not substantially consistent with the time periods allocated thereto in the Company’s existing capital plan, a true and correct copy of which has been made available to Parent;

(vi) (A) waive, release, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries (or in which the Company or any of its Subsidiaries has an obligation to indemnify a party to such Action) (excluding any Action contemplated by Section 6.14 (for the avoidance of doubt, it being acknowledged that in the event of any conflict or overlap between this Section 5.1(a) and Section 6.14, the provisions of Section 6.14 shall control)), or any other Action hereafter made or brought, other than settlements or compromises of any Action (1) in which the amount paid by or on behalf of the Company or any of its Subsidiaries (net of any available third party insurance proceeds) in settlement or compromise does not exceed the applicable reserve with respect to such Action, if any, reflected on the consolidated balance sheet of the Company as of September 30, 2020 by $2,000,000 individually or $5,000,000 in the aggregate or (2) in connection with a settlement or compromise of product liability Actions related to individual incidents in the ordinary course of business; provided that in neither clause (1) or (2) shall such settlement or compromise include (I) any obligation that would impose any material restrictions on the business or operations of the Company or its Subsidiaries or (II) any admission of wrongdoing or similar admission by the Company or any of its Subsidiaries that would be reasonably expected to negatively affect the Company or any of its Subsidiaries in a material respect beyond the making of any such payment or (B) commence, join in or appeal any Action other than in the ordinary course of business;

(vii) change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law (except for any minor changes or modifications to such methods, principles or practices in the ordinary course of business);

(viii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement) of the Company or any of its Subsidiaries, (B) other than as would be permitted pursuant to Section 5.1(a)(v), acquire assets (whether by merger, tender offer, consolidation, purchase of property or otherwise) outside of the ordinary course of business or (C) transfer, sell, lease, license, mortgage, pledge, surrender, encumber (including by the grant of any option thereon), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets (including any Intellectual Property), licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in the ordinary course of business consistent with past practice or the sale, cancellation, lapse, expiration or abandonment of obsolete or worn out assets (and in no event shall the Company or any of its Subsidiaries engage in any such disposals of obsolete or worn out assets in an amount exceeding $10,000,000 in the aggregate);

(ix) other than in the ordinary course of business consistent with past practice (A) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, (B) amend, modify, fail to renew, assign, transfer or terminate any Material Contract (or any Contract that would have been a Material Contract had it been entered into prior to this Agreement), or (C) amend, cancel, modify, assign, transfer, waive, accelerate or defer any material debts or rights under any Material Contract (or any Contract that would have been a Material Contract had it been entered into prior to this Agreement), provided that, to the extent that the Company requests consent from Parent in respect of the taking of any action contemplated by this clause (ix) and Parent has not responded within five Business Days of Parent receiving written notice of such request delivered in accordance with Section 9.4, Parent shall be deemed to have consented for the relevant action;

(x) other than in the ordinary course of business, (A) make or change any material Tax election, (B) change the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any material Tax claim or assessment, (E) surrender any right to a refund of material Taxes or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material Taxes;

(xi) enter into any joint venture, partnership, participation or other similar arrangement;

(xii) enter into any agreement that limits by its terms in any material respect the ability of the Company or any Subsidiary of the Company, or would (or would reasonably be expected to) limit in any material respect the ability of Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person in any geographic area or during any period;

(xiii) transfer any owned or leased Principal Properties (as defined in the Indenture, dated as of March 17, 1997, between the Company and The Chase Manhattan Bank, as trustee, that governs the Company’s 7.625% senior notes due 2027) to any Subsidiary of the Company;

(xiv) authorize or agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(a) or enter into any letter of intent (binding or non-binding) or similar Contract with respect to any of the foregoing actions.

(b) From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as (v) otherwise expressly contemplated by this Agreement or the Financing, (w) set forth in Section 5.1 of the Parent Disclosure Letter, (x) required by applicable Law, (y)(A) required to comply with COVID-19 Measures or otherwise taken (or not taken) by Parent or any of its Subsidiaries reasonably and in good faith to respond to COVID-19 or COVID-19 Measures or (B) taken (or not taken) by the Parent or any of its Subsidiaries reasonably and in good faith to respond to any other extraordinary event that was not reasonably foreseeable as of the date of this Agreement occurring after the date of this Agreement that is outside of the control of Parent or its Affiliates and is outside of the ordinary course of business of Parent and its Subsidiaries; provided that prior to taking any actions in reliance on this clause (y), which would otherwise be prohibited by any provision of this Agreement, Parent will use commercially reasonable efforts to provide advance notice to and consult with the Company (if reasonably practicable) with respect thereto or (z) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable Laws, and shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to maintain its ability to perform its obligations pursuant to this Agreement and to consummate the Transactions and the Financing; provided, however, that (1) the failure to take any action prohibited by the subclauses in the next sentence shall not be a breach by the Parent Parties or their Subsidiaries of the covenants and agreements set forth in this sentence and (2) no action specifically addressed by the subclauses in the next sentence shall be deemed a breach by the Parent Parties or their Subsidiaries of the covenants and agreements set forth in this sentence. Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (v), (w), (x), (y)(A) and (z) (provided that the parenthetical providing that the Company’s consent shall not be unreasonably withheld, conditioned or delayed shall only apply to clauses (ii) and (iii) below, and, insofar as it relates to the forgoing subsections, (ix)), from the date of this Agreement until the Effective Time, Parent will not and will cause its Subsidiaries not to:

(i) adopt a plan of complete or partial liquidation, dissolution, or other similar reorganization;

(ii) other than in the ordinary course of business consistent with past practice or in connection with the Financing, mortgage, pledge, surrender, cancel, abandon or create an Encumbrance on any material assets of Parent or its Subsidiaries;

(iii) other than in the ordinary course of business consistent with past practice, enter into any Contract with Parent or any Subsidiary of Parent (other than Contracts solely among Parent and its Subsidiaries) on non-arm’s-length terms (or that are otherwise unfair to Parent and its Subsidiaries);

(iv) adopt, amend or propose changes to any Parent Parties’ certificate of incorporation, by-laws or other comparable charter or organizational documents that would be adverse in any material respect to holders of Company Common Stock, or otherwise take any action to exempt any person from any provision of Parent’s organizational documents;

(v) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid (w) by any direct or indirect wholly owned Subsidiary to Parent (x) by a non-wholly owned Subsidiary of Parent, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such Person, (y) to any other direct or indirect wholly owned Subsidiary or (z) if resumed (and provided that Parent has provided prior written notice to the Company of its intentions to resume its quarterly dividend consistent with past practice prior to its temporary suspension), a scheduled dividend paid by Parent to holders of Parent Common Stock, not in excess of $0.16 per share of Parent Common Stock per fiscal quarter, in each case, consistent with past practice prior to Parent’s temporary suspension announced on April 16, 2020 of its quarterly dividend on shares Parent Common Stock) or enter into any Contract with respect to voting of its capital stock; provided, however, that Parent shall not declare, set aside or pay any dividend to its stockholders except in accordance with Section 6.15, (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock or other Rights of Parent or any of its Subsidiaries (other than the issuance of shares of the Parent’s capital stock reserved for issuance on the date of this Agreement and issued pursuant to the awards under any Parent Stock Plans outstanding as of the date of this Agreement), (C) split, combine, subdivide or reclassify the shares of Parent Common Stock or any other outstanding capital stock of Parent or any of the Subsidiaries of Parent or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of Parent or any of its Subsidiaries, except for repurchases, redemptions or acquisitions required by the terms of its capital stock or any securities outstanding on the date hereof;

(vi) Subject to Section 5.1(a)(vi) of the Company Disclosure Letter, (A) acquire any other Person or business or any material assets or properties of any other Person (whether by merger, tender offer, consolidation, purchase of property or otherwise) or (B) make any material investment in any other Person or business either by purchase of stock or securities, contributions to capital, property transfers or purchase of assets or properties of any Person other than a wholly owned Subsidiary of Parent, except in each case of the foregoing clauses (A) or (B) for acquisitions or investments that in each case would not reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the Merger, the other Transactions and the Financing;

(vii) convene any meeting of the holders of Parent Common Stock for the purpose of revoking or varying the authority of the directors of Parent to allot Parent Common Stock;

(viii) take, or omit to take, any action, including any borrowing or increase in commitments, that would result in the funding of the full amount of the Financing contemplated by the Commitment Letter to not be permitted in full under the Debt Documents; or

(ix) authorize or agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(b) or enter into any letter of intent (binding or non-binding) or similar Contract with respect to any of the foregoing actions.

(c) Nothing contained in this Agreement shall give any Parent Party or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time. Prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Law.

Section 5.2 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 5.2, the Company shall, and shall cause each of its Subsidiaries and Representatives to: (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Takeover Proposal, and (ii) not, directly or indirectly, (A) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, except to notify such Person of the existence of this Section 5.2 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder), (C) approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, agreement or agreement in principle, merger agreement or other similar Contract with respect to a Company Takeover Proposal or (D) grant any waiver, amendment or release under any standstill or confidentiality agreement.

(b) Notwithstanding anything to the contrary contained in Section 5.2(a) or any other provisions of this Agreement, if at any time prior to obtaining the Stockholder Approval, the Company or any of its Representatives receives a bona fide written Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.2 (other than any violation that is immaterial in scope and effect), the Company and its Representatives may to the extent that the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with financial advisors and legal counsel, that the failure to take such action, in light of the Company Takeover Proposal and the terms of this Agreement would be inconsistent with the Company Board’s fiduciary duties under applicable Law and that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (x) furnish, following execution of an Acceptable Confidentiality Agreement with such Person, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal; provided that the Company shall, prior to such disclosure provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is made available to such Person to the extent not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal.

(c) The Company shall inform Parent promptly (and in any event within 24 hours of its Knowledge of receipt thereof) of any proposals or offers with respect to any Company Takeover Proposal or its Knowledge of any request for non-public information or any discussions from and after the date hereof that are sought to be initiated or any discussions that were ongoing or ceased prior to the date hereof that are sought to be resumed or continued with it or any of its Representatives in connection therewith that is made by or on behalf of any Person that is reasonably capable of delivering a bona fide Company Takeover Proposal (indicating the identity of the Person making the inquiry or proposal and the material terms of any such proposal, including copies of related written requests, offers or proposed contracts) and thereafter shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a prompt basis (and in any event within 24 hours of any material development, discussion or negotiation). In the event that any Person modifies its Company Takeover Proposal in any material respect (it being understood that any change in financial terms and any formal written modification shall be deemed material), the Company shall notify Parent in writing within 24 hours of its Knowledge of receipt of such modification of the fact that such Company Takeover Proposal has been modified and the terms of such modification (including, if applicable, copies of written documentation reflecting such modification). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2 or that contains terms less restrictive with respect to such Person than the terms of the Confidentiality Agreement (provided, however, that any such confidentiality agreement shall not be required to contain any standstill provisions).

(d) Except as expressly permitted by this Section 5.2(d) or Section 5.2(e), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any action by board resolution or in any public respect or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication (it being understood that the Company Board may refrain from taking a position with respect to a Company Takeover Proposal until the close of business as of the tenth Business Day after the commencement of a tender offer in connection with such Company Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a modification of the Company Recommendation adverse to Parent, provided that, if the Company Board fails to take a position or takes a position after the close of business on such 10th Business Day that is other than a recommendation against such offer, then such position shall be considered a modification of the Company Recommendation adverse to Parent) or (D) adopt, approve or recommend, or publicly propose to approve or recommend to stockholders of the Company a Company Takeover Proposal (the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, merger agreement or other similar Contract with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 8.1(c). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the Company Board may enter into a Company Acquisition Agreement pursuant to Section 8.1(c) if prior to taking such action the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and legal counsel, that (x) failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (y) such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that (1) the Company has given Parent at least four calendar days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Company Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (3) following the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined in good faith, after consultation with its financial advisors and legal counsel, that the Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed in such binding offer were to be given effect, (4) in the event of any material change to the terms of such Company Superior Proposal (it being understood that any change in financial terms and any formal written modification shall be deemed material), the Company shall, in each case, again comply with this Section 5.2(d) and shall have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least three calendar days rather than the four calendar days otherwise contemplated by clause (1) above, and, if applicable, (5) the Company Board (or any duly constituted and authorized committee thereof) terminates this Agreement pursuant to the terms of Section 8.1(c) to enter into a Company Acquisition Agreement with respect to such Company Superior Proposal; and provided further, that the Company has complied with its obligations under this Section 5.2 (other than any violation that is immaterial in scope and effect); and provided further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the termination is in accordance with Section 8.1(c) and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Termination Fee in accordance with Section 8.2(b) prior to or concurrently with such termination.

(e) Prior to the time the Stockholder Approval is obtained, the Company Board may effect a Company Adverse Recommendation Change of the type described in Section 5.2(d)(i)(B) (“Change of Recommendation”) if and only if: (i) the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; (ii) such action is not in response to the receipt, existence of or terms of a Company Takeover Proposal or a Company Superior Proposal or any inquiry related thereto or the consequences thereof (which is governed by Section 5.2(d)); (iii) such action is in response to a material development, fact, change, event, effect, occurrence or circumstance that is not known or reasonably foreseeable, or, if known (or reasonably foreseeable), the consequences of which are not known or reasonably foreseeable, to the Company Board as of the date hereof and becomes known to the Company Board prior to the time of the Stockholder Approval (excluding any Company Takeover Proposal, the “Intervening Event”); and (iv) prior to taking such action, (w) the Company Board has given Parent at least four calendar days’ prior written notice of its intention to take such action absent any revision to the terms and conditions of this Agreement, which notice shall describe the Intervening Event and the basis for such intended Change of Recommendation in reasonable detail, (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with the Parent Parties during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on the Parent Parties to effect revisions to the terms of this Agreement and (y) at the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith any such binding offer, and shall have determined in good faith, based on the information then available and after consultation with its financial advisors and outside legal counsel, that failure to make such Change of Recommendation due to the Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing contained in this Section 5.2 or in Section 6.6 shall prohibit the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable Law or (ii) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that if any such disclosure does not reaffirm the Company Recommendation, it shall be deemed to be a Company Adverse Recommendation Change.

(g) The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an acquisition of the Company or any of its Subsidiaries return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives and the Company will immediately terminate all physical and electronic data room access for any such Person and any of its Representatives to diligence or other information regarding the Company or any of its Subsidiaries. The Company further agrees to enforce the standstill provisions of any such agreement and shall take all steps necessary to terminate any waiver that may have been granted to any Person other than Parent or its Affiliates under any confidentiality or standstill provisions in any such agreement, except if and to the extent that the Company Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the taking of any action in connection with the foregoing would be inconsistent with the fiduciary duties of the members of the Company Board under applicable Law.

(h) Notwithstanding anything to the contrary in this Section 5.2, any action, or failure to take action, that is taken by a director or officer of the Company, in violation of this Section 5.2, shall be deemed to be a breach of this Section 5.2 by the Company. The Company shall use its reasonable best efforts to prevent any other employee or Representative of the Company from taking any action or failing to take any action in violation of this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement.

(a) As soon as reasonably practicable after the date of this Agreement, and in any event, within 30 calendar days after the date of this Agreement, Parent and the Company shall jointly prepare and caused to be filed with the SEC the Registration Statement, in which the Proxy Statement will be a part. Each of Parent and the Company will use their respective reasonable best efforts to (i) ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act, (ii) have the Registration Statement declared effective under the Securities Act and kept effective for so long as necessary to consummate the Merger, and (iii) for the Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such initial filing. The Company will use reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as promptly as practicable (and in any event within five Business Days) after the Proxy Statement is cleared by the SEC. Subject to Section 5.2, the Proxy Statement will contain the Company Recommendation and the Company shall use reasonable best efforts to obtain the Stockholder Approval.

(b) Each party will provide the other party for inclusion or incorporation by reference in the Registration Statement or Proxy Statement, as applicable, all required information relating to such party or its Affiliates and holders of their respective shares as the party making such filing may reasonably request for the purpose of including such data and information in the Registration Statement or Proxy Statement (as applicable) and any amendments or supplements thereto. Each party and its counsel shall be given the opportunity to review and comment on the Proxy Statement and Registration Statement, as applicable, before it is filed with the SEC. Each of the Company and Parent will provide the other party and its counsel, in writing, any comments or other communications, whether written or oral, that it or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement or the Registration Statement, as applicable, promptly after the receipt of such comments or other communications, and the opportunity to review and comment on such comments. Each of Parent and the Company will use its reasonable best efforts to respond promptly to any such comments from the SEC or its staff concerning the Registration Statement or Proxy Statement; provided, however, that, notwithstanding the foregoing, prior to the filing of the Registration Statement (or any amendment or supplement thereto) or mailing of the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response).

(c) Each of the Company and the Parent Parties agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement or Registration Statement, as applicable, if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement or Registration Statement, as applicable, to include any information that shall become necessary in order to make the statements in the Proxy Statement or Registration Statement, as applicable, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities Laws. Parent shall (x) advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated, and (y) use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the shares of Parent

Common Stock in the Merger (and the Company shall reasonably cooperate and furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested by Parent in connection with any such actions).

Section 6.2 Stockholders Meeting.

(a) Subject to Section 5.2, the Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of the NYSE to duly call, give notice of, convene and hold a special meeting of the Company’s stockholders for the purpose of considering and taking action upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Stockholders Meeting”) as promptly as reasonably practicable after the date of mailing of the Proxy Statement, which mailing shall take place as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC. Notwithstanding anything to the contrary contained in this Agreement, the Company or, only in the case of clause (iii) below and on no more than one occasion, Parent upon written request to the Company may adjourn or postpone the Stockholders Meeting (i) with the consent of Parent; provided that after consultation with Parent, the Company may adjourn or postpone the Stockholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Stockholders Meeting if such disclosure is determined by the Company in good faith after consultation with outside counsel to be required to be provided to the stockholders of the Company, (ii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders Meeting or (iii) for a single period not to exceed 15 Business Days, to solicit additional proxies if necessary to obtain the Stockholder Approval; provided, however, in the case of any of the foregoing clauses (i)-(iii), unless otherwise agreed to by each of Parent and the Company, (x) the Stockholders Meeting shall not be adjourned or postponed to a date that is more than 15 Business Days after the date for which the meeting was previously scheduled (it being understood, subject to this clause (x) and the following clause (y), that the Stockholders Meeting may be adjourned or postponed by the Company every time the circumstances described in the foregoing clauses (i)-(iii) exist) and (y) in no event may the Company postpone the Stockholders Meeting without the prior written consent of Parent if doing so would require the setting of a new record date.

(b) Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Transactions and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) (other than, if the Stockholders Meeting is also the Company’s annual stockholders meeting, proposals customarily brought in connection with the Company’s annual stockholder meeting) and (ii) the Company shall not call any meeting of the stockholders of the Company other than the Stockholders Meeting (other than, if the Stockholders Meeting is not combined with the Company’s annual stockholder meeting, the Company’s annual stockholders meeting); provided that the Stockholders Meeting may only be combined with the Company’s annual meeting of stockholders (x) upon a good faith determination by the Company in consultation with Parent that such a combination would not be reasonably likely to cause a material impediment to the ability of the Company to conduct the business required to be addressed at the Stockholders Meeting and (y) with Parent’s prior written consent not to be unreasonably withheld, conditioned or delayed. The Company shall otherwise coordinate and cooperate with Parent with respect to the timing of the Stockholders Meeting and shall provide updates to Parent with respect to the proxy solicitation for the Stockholders Meeting (including interim results) as reasonably requested by Parent.

(c) Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by it, Merger Sub or any of its other Subsidiaries and Affiliates in favor of the adoption of this Agreement.

Section 6.3 Reasonable Best Efforts.

(a) Prior to the Closing, the Parent Parties and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most reasonably expeditious manner possible the Transactions including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of all of the conditions to consummating the Transactions, (iii) taking all actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or other applicable Antitrust Laws or applicable FDI Laws and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by the Parent Parties, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, each of Parent and the Company shall use all reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially impede, materially interfere with or materially delay the consummation of the Merger or the other Transactions, including the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and, to the extent permitted by applicable Law, promptly provide any relevant information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), and keep the other parties apprised of the status of, all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding the Transactions. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and, to the extent permitted by Law, after consultation with the other parties to this Agreement and permitting counsel to the other party reasonable opportunity to review in advance, an appropriate response in compliance with such request. Each party agrees that it will not participate in any substantive meeting or discussion, either in person, by telephone or by other medium, with any Governmental Entity in connection with the performance of its obligations pursuant to Section 6.3(a) unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. The Company and Parent shall jointly devise the strategy and direct all matters for obtaining clearances, approvals or waiting-period expirations under Antitrust Laws or applicable FDI Laws, including any filings, notifications, submissions and communications with or to any Governmental Entity in connection therewith; provided, however, that Parent shall not commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or any other applicable Antitrust Laws, without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided further, the parties shall respond as promptly as practicable to any inquiries or requests for documentation or information or any request for additional information (a “second request”) received from the FTC or the DOJ (but in any event each party shall substantially comply with such request within four months of such request being issued unless otherwise agreed to in writing by the other party) and to all inquiries and requests received from any other Governmental Entity in connection with any other applicable Antitrust Laws or FDI Laws. Notwithstanding the foregoing, in the event of any dispute between the parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under applicable Antitrust Laws or applicable FDI Laws with respect to the Transactions (other than those matters specifically discussed in the provisos of the prior sentence), the parties shall escalate such dispute to the general counsels of the Company and Parent for resolution which resolution will be undertaken by them in good faith; provided, however, that if after such escalation the parties are unable to resolve such dispute, then Parent shall have the right to make such determination. Notwithstanding any other provision in this Section 6.3(b) but subject to the Parent Parties’ obligations in Section 6.3(a), Parent shall have the ultimate right to determine the nature of any Remedy Action to be taken by the Parent Parties for the purpose of securing any required approvals under the HSR Act or any other applicable Antitrust Laws or any applicable FDI Laws.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as reasonably practicable, but in any event no later than 10 Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Parent shall use reasonable best efforts to file (including, for the avoidance of doubt, making any initial filing with an applicable Governmental Entity), as promptly as reasonably practicable, but in any event no later than 45 Business Days after the date of this Agreement (unless the applicable Governmental Entity has indicated to any of the parties hereto that such Governmental Entity would not accept such initial filing at such time, in which case, the parties shall use their respective reasonable best efforts to make such filing as promptly as reasonably practicable after such Governmental Entity indicates that it will accept such initial filing), any other filings and/or notifications under applicable Antitrust Laws or applicable FDI Laws, and, if applicable, requesting early termination of any waiting period with respect to the Transactions, and to file as soon as practicable any other applicable notifications or other forms and documentation necessary to obtain any consents, clearances or approvals under or in connection with any applicable Antitrust Law or applicable FDI Law or in connection with the approval or authorization of or filings with any Governmental Entity required to be obtained or made by the Parent Parties, the Company or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement. The Company and Parent shall use reasonable best efforts to respond, as promptly as practicable, to any inquiries and requests received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and requests for additional information and documentation received from any state Attorney General or any other Governmental Entity in connection with approvals of or filings with any other Governmental Entity required to be obtained or made by the Parent Parties, the Company or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement.

(d) Each of Parent and the Company shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under applicable Antitrust Laws or applicable FDI Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) or otherwise challenged by any Governmental Entity (including pursuant to any applicable FDI Laws), each of Parent and the Company shall cooperate and use all reasonable best efforts to vigorously contest, resist and litigate any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, Restraint or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1 in accordance with the terms thereof. Each of Parent and the Company shall use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other applicable Antitrust Laws or other applicable FDI Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the Parent Parties shall, and shall cause their Subsidiaries to, take any and all actions required to obtain all required approvals under the HSR Act and other applicable Antitrust Laws and applicable FDI Laws and the Parent Parties shall, and shall cause their Subsidiaries to, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, contract or Order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates in any manner or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates (excluding for purposes of clauses (i) – (iii) any of the assets set forth on Section 6.3(e) of the Parent Disclosure Letter) (any of the foregoing a “Remedy Action”); provided, however, that notwithstanding anything to the contrary in this Agreement: (x) no Parent Party nor any of their respective Subsidiaries shall be required to take or agree to take (and, without the prior written consent of Parent, none of the Company nor any of its Subsidiaries or Joint Ventures (subject to Section 6.19) will take or agree to take) any action (including any Remedy Action) that, individually or in the aggregate with all other actions (including any Remedy Actions) pursuant to this Section 6.3 would or would reasonably be expected to result in or be a Burdensome Condition and (y) if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action (including any Remedy Action) with respect to, any such requirement, condition, limitation, understanding, agreement or Order so long as such requirement, condition, limitation, understanding, agreement or Order is only binding on the Company in the event the Closing occurs. To assist Parent in complying with its obligations set forth in this Section 6.3, the Company shall, and shall cause its Subsidiaries to, provide to Parent such cooperation as may be reasonably requested by Parent. For the purposes of this Agreement, “Burdensome Condition” means the executing or carrying out, consenting to or to offer to or to agree to, or otherwise take any action (including any Remedy Action) with respect to, any requirement, condition, limitation, understanding, agreement (including consent decrees and undertakings) in respect of, in anticipation of or pursuant to any action contemplated by this Section 6.3 that, individually or in the aggregate with all other such actions pursuant to this Section 6.3, would reasonably be expected to result in a material adverse effect on the business, financial condition or operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Transaction (including, for the avoidance of doubt, the Company and its Subsidiaries and Joint Ventures).

Section 6.4 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger to be unsatisfied and (b) any material failure of the Company or any Parent Party, as the case may be, or any Representative of the Company or Parent Party, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice. The Company shall promptly notify Parent of any written notice from any Person alleging that the consent of such Person in connection with a Material Contract is or may be required in connection with the Transactions.

Section 6.5 Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide, and shall cause its Subsidiaries to provide, Parent and its Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours to (i) the Company’s and its Subsidiaries’ respective properties, books, Contracts, commitments, personnel and records and (ii) such other information as Parent shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations, in each case, to the extent related to consummation of the Transactions or the ownership or operation of the respective businesses of the Company and its Subsidiaries from and after the Closing, provided that the foregoing shall not require the Company (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, after consultation with legal counsel, would (i) result in the disclosure of any Trade Secrets of the Company or any of its Subsidiaries or third parties, (ii) result in the disclosure of competitively sensitive sales and marketing information of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (iii) cause competitive harm to the Company if the Transactions are not consummated, (b) to disclose any privileged information of the Company or any of its Subsidiaries, or (c) except as otherwise contemplated by this Agreement, provide any information regarding the Company or any of its Subsidiaries or Joint Ventures in any format other than as it exists, or otherwise to manipulate or reconfigure any data regarding the Company’s or its Subsidiaries’ business, assets, financial performance or conditions or operations if the foregoing cannot be done without undue effort by, or an unreasonable dedication of resources or personnel of, the Company and its Subsidiaries. If the Company seeks to withhold information from the Parent Parties for any reason permitted by this Section 6.5, the Company and the Parent Parties shall cooperate to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law or as a result of COVID-19 or any COVID-19 Measures. No investigation or information provided pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein. All information provided shall be governed by the terms of the Confidentiality Agreement.

Section 6.6 Publicity. The initial press release regarding the Merger shall be a joint press release. Thereafter neither the Company nor the Parent Parties shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior consultation and consent of the other party (with such consultation to include giving the other party the opportunity to review and comment on such press release or other announcement), except (a) to the extent required by Law or (b) required by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity; provided, however, that the Company shall not be required by this Section 6.6 to provide any such review or comment to the Parent Parties in connection with the receipt and existence of a Company Takeover Proposal, a Company Adverse Recommendation Change or a Change of Recommendation and matters related thereto. Notwithstanding anything to the contrary set forth in this Agreement, a party may, without consultation with, or the consent of the other party, issue one or more press releases or public statements that are consistent with prior press releases issued or public statements made in compliance with this Section 6.6 or any communication plan or strategy previously agreed to by Parent and the Company. For the avoidance of doubt, nothing in this Section 6.6 shall prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the transactions contemplated hereby.

Section 6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director or officer of the Company and its Subsidiaries, or any other Person that is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, together with such person’s heirs, executors or administrators, (the “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person) or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director or officer of the Company or a Subsidiary of the Company or taken at the request of the Company or any of its Subsidiaries, in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law or that the Company would have been required under its certificate of incorporation or by-laws in effect on the date of this Agreement (and made available to the Parent Parties), to indemnify such Indemnified Party. In addition, from the Effective Time until six years from the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnified Party under this Section 6.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.7) as incurred to the fullest extent that the Company would have been required under its certificate of incorporation or by-laws, in each case, as in effect on the date of this Agreement, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 6.7(a).

(b) From and after the Effective Time, the Surviving Corporation will assume all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made in accordance with the applicable provisions thereof will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the certificate of incorporation and by-laws or similar organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company’s constituent documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

(c) For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof, with respect to matters arising on or before the Effective Time covering without limitation the Merger and the other transactions contemplated hereby; provided, however, that after the Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for such amount; and provided further, that if the Surviving Corporation purchases a “tail policy” and the same coverage costs on an annual basis more than 300% of such last annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Merger and the transactions contemplated hereby; provided, however, that the Company shall not pay an aggregate amount for such policy in excess of 450% of the current aggregate annual premium paid by the Company for the existing policy, and the Company shall reasonably consult with Parent regarding the purchase of such “tail policy” prior to the purchase of such “tail policy”. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 6.7 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.7 may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.7 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies will be third party beneficiaries of this Section 6.7).

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.7.

Section 6.8 Parent and Company Compliance. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 6.9 Employee Matters.

(a) From the Effective Time until the first anniversary of the Closing Date, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries whose terms and conditions of employment were not, and do not become, subject to a Company Labor Agreement (the “Company Non-Union Employees”) (i) cash compensation (excluding equity and long-term incentive awards) that is no less favorable, in the aggregate, than the cash compensation (excluding equity and long-term incentive awards) provided to each such Company Non-Union Employee immediately before the Effective Time, (ii) equity and long-term incentive award opportunities that are no less favorable, in the aggregate, than the equity and long-term incentive award opportunities provided by Parent to its similarly situated employees, (iii) benefits (excluding severance benefits and equity and long-term incentive awards) that are no less favorable, in the aggregate, than either the benefits (excluding severance benefits and equity and long-term incentive awards) provided to each such Company Non-Union Employee immediately before the Effective Time or such benefits (excluding severance benefits and equity and long-term incentive awards) provided by Parent to its similarly situated employees, as determined by Parent, and (iv) severance benefits upon a termination without cause and subject to a release of claims that are no less favorable, in the aggregate, than the severance benefits provided to each such Company Non-Union Employee immediately before the Effective Time (which, for the avoidance of doubt, shall be the Merger Severance Plan (as defined in Section 6.9(d) of the Company Disclosure Letter) for any such Company Non-Union Employees who are eligible to participate in such plan, as set forth on Section 6.9(d) of the Company Disclosure Letter). As to each employee of the Company and its Subsidiaries whose terms and conditions of employment were subject to a Company Labor Agreement (the “Company Union Employees”), the Parent shall cause the Surviving Corporation to comply with the terms and conditions of each applicable Company Labor Agreement, in a manner consistent with applicable Law.

(b) From and after the Closing, Parent shall cause the Company and its Subsidiaries to honor all compensation and benefit plans, programs, policies, practices or agreements maintained or sponsored by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries is a party, as such plans, programs, policies, practices or agreements are in effect on the date hereof (it being understood that this Section 6.9(b) shall not be deemed to prohibit Parent or its affiliates from amending, modifying, replacing or terminating such arrangements in accordance with their terms).

(c) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Non-Union Employees after the Effective Time (the “New Plans”), each Company Non-Union Employee shall be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Non-Union Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Non-Union Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Non-Union Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Non-Union Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Non-Union Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Without limiting the generality of the foregoing, the Company, Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates, as applicable, will take all actions necessary to effectuate the provisions of Section 6.9(d) of the Company Disclosure Letter.

(e) Parent shall, or shall cause the Surviving Corporation to, continue the Company’s annual bonus programs (the “AIP”) for the remainder of the performance period in which the Closing occurs and shall pay bonuses to the Company Non-Union Employees pursuant to the AIP in respect of the full performance period in which the Closing occurs, in accordance with the terms of the AIP as in effect immediately prior to the Closing, and such bonus payments shall be paid at the time such bonus payments would have otherwise been paid absent the consummation of the Merger; provided that Parent shall, in its sole discretion (exercised in good faith), determine the level of achievement and the amount payable to each Company Non-Union Employee under the AIP, consistent with the methodologies used and determinations made by the Company for payouts under the AIP for the immediately preceding performance period, with the results adjusted to reflect the impact of the Transactions, including any expenses incurred by the Company in connection with the Transactions; provided further, that any such bonus payments made to participants in the Company’s Amended and Restated Change in Control Severance Pay Plan (the “CIC Severance Plan”) will be reduced to the extent that the participant received a prorated payment of the participant’s AIP bonus upon the Closing for the performance period in which the Closing occurs pursuant to the CIC Severance Plan.

(f) Nothing in this Section 6.9 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan or (ii) prohibit Parent or any of its Affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan. The provisions of this Section 6.9 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.9, express or implied, shall confer upon any Covered Service Provider, Company Non-Union Employee and Company Union Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.

Section 6.10 Merger Sub Approval. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

Section 6.11 Financing.

(a) Subject to the terms and conditions of this Agreement, each Parent Party shall use their respective reasonable best efforts (including in the event of the failure by the Company to deliver the Required Company Financial Statements) to take (or cause to be taken) all action and to do (or cause to be done) all things, necessary, proper or advisable to obtain and consummate the Financing contemplated by the Financing Documents (including any applicable “market flex” provisions), including (i) maintaining in effect the Financing Documents (including any applicable market flex provisions), (ii) negotiating and entering into definitive agreements with respect thereto (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Committed Financing) on terms and conditions that are in the aggregate not materially less favorable to Parent Parties than those contemplated by the Commitment Letter (including, to the extent applicable, any “market flex” provisions) (which may include amending any or all of the Commitment Letter and any related fee letter from time to time between the date hereof and the Closing to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as a party thereto and the Parent Parties shall promptly deliver to the Company copies of any such amendment or modification), provided that such terms do not (1) reduce the aggregate amount of net cash proceeds available from the Financing below an amount that would be sufficient to satisfy the Financing Purposes, (2) introduce new or additional conditions or that otherwise prevent, impede, delay or impair the availability of the Financing or the ability of the Parent Parties to consummate the Merger as of the Closing in any respect or (3) adversely impact the ability of any Parent Party to enforce its rights against the other parties to the Financing Documents in any respect (any such agreements, the “Financing Definitive Agreements”), and deliver to the Company a copy thereof as promptly as reasonably practicable (and no later than two Business Days) after such execution, (iii) satisfying on a timely basis (and in any event, on or prior to the Closing) all conditions applicable to the Parent Parties set forth in the Financing Documents or the Financing Definitive Agreements within their control (including, if applicable, timely preparing the necessary offering circulars, private placement memoranda or other offering documents or marketing materials with respect to the Financing), (iv) consummating the Financing contemplated by the Financing Documents at or prior to the Closing, (v) enforcing the obligations of the other parties to the Financing Documents or the Financing Definitive Agreements (and the rights of the Parent Parties), and (vi) complying in all material respects with its covenants and other obligations under the Financing Documents. Notwithstanding anything contained herein to the contrary, no Parent Party will permit any amendment, supplement or other modification of, or waiver of any provision or remedy under, the Financing Documents to the extent such amendment, supplement, other modification or waiver would (1) reduce the aggregate amount of net cash proceeds available from the Financing below an amount that would be sufficient to satisfy the Financing Purposes, (2) introduce new or additional conditions that would prevent, impede, delay, impair or reduce the availability of the Financing or the ability of the Parent Parties to consummate the Merger as of the Closing in any respect or (3) adversely impact the ability of any Parent Party to enforce its rights against the other parties to the Financing Documents in any material respect; provided that Parent Parties may amend, supplement or modify the Financing Documents for the purpose of adding agents, coagents, lenders, arrangers, joint bookrunners or other Persons that have not executed the Commitment Letter as of the date hereof, in each case in accordance with the Commitment Letter as of the date hereof so long as such amendment, supplement or modification is otherwise in compliance with this Section 6.11. The Parent Parties will deliver to the Company copies of any such amendment, modification, replacement or waiver as promptly as reasonably practicable (and no later than two Business Days) after the execution thereof. Notwithstanding anything contained herein to the contrary, the Parent Parties may cancel or terminate a portion of the commitments provided under the Financing Documents or the Financing Definitive Agreements to the extent the Parent Parties have (x) completed an offering of debt securities and received proceeds in an amount of the commitments so cancelled or terminated so long as (A) such cash proceeds are subject to an escrow reasonably acceptable to the Company and (B) no term or condition related to such transaction is reasonably likely to prevent, impede, delay or impair the availability of the Financing (other than the portion so cancelled or terminated) or the ability of the Parent Parties to consummate the Merger as of the Closing or (y) otherwise subjected available cash to an escrow reasonably acceptable to the Company.

(b) Upon reasonable request of the Company, Parent shall keep the Company informed of the status of its efforts to arrange the Financing. Parent shall as promptly as reasonably practicable (and in any event within two Business Days) notify the Company of (i) the expiration or termination of the Financing Documents or the Financing Definitive Agreements, (ii) any refusal by the other parties to the Financing Documents or the Financing Definitive Agreements to provide, any written notice or other written communication by the other parties to the Financing Documents or the Financing Definitive Agreements of any intention to refuse to provide, or asserting that it no longer has an obligation and/or ability to provide, the full financing contemplated by the Financing Documents or the Financing Definitive Agreements, (iii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Documents or Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing in any manner (including in diminution of amount) or would reasonably be expected to delay the consummation of any portion of the funding of the Financing and (iv) the receipt of any written notice or other written communication from a Financing Source with respect to any (x) actual or potential material breach, material default, termination or repudiation by any party to any Financing Documents or any Financing Definitive Agreements or any provisions of the Financing Documents or any Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing or (y) material dispute or disagreement between or among any parties to any Financing Documents or any Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing. Notwithstanding the foregoing, in no event will Parent be required to provide any information under this Section 6.11 if such disclosure would result in the loss of attorney-client privilege.

(c) In the event that any portion of the Financing becomes unavailable (including as a result of the failure by the Company to deliver the Required Company Financial Statements) on the terms and conditions contemplated by the Financing Documents or the Financing Definitive Agreements (it being understood that Parent shall be required to exercise any applicable market flex provisions) or any of the Financing Documents or Financing Definitive Agreements shall be withdrawn, repudiated, terminated or rescinded, in each case regardless of the reason therefor, Parent shall (i) as promptly as reasonably practicable (and in any event, within two Business Days) notify the Company of such unavailability and the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as reasonably practicable following the occurrence of such event, alternative debt financing (in an amount sufficient to replace such unavailable portion of the Financing) from the same or other sources; provided that in no event shall Parent be obligated to obtain alternative debt financing on terms and conditions that are in the aggregate materially less favorable to the Parent Parties than such unavailable Financing (including any applicable market flex provision).

(d) Parent shall deliver to the Company true and complete copies of all agreements (including any fee letters and engagement letters, provided that fee amounts, pricing, “market flex” provisions and “securities demand” provisions may be redacted, in each case, so long as such redacted provisions would not adversely affect the conditionality, enforceability, amount or availability of the Financing) pursuant to which any such alternative source shall have committed to provide any of the Parent Parties with any portion of the Financing. Any alternative financing will (x) be in an amount, when added to any portion of the Financing that is available sufficient to satisfy the Financing Purposes and (y) not impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would (i) delay or prevent the Closing in any material respect or (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur in any material respect. In the event any alternative financing is obtained in accordance with this Section 6.11 (“Alternative Financing”), references in this Agreement to the Financing shall be deemed to refer to such Alternative Financing (in lieu of the Financing replaced thereby, and except for purposes of Section 5.1(c)), and if one or more commitment letters, facility agreements or definitive agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letter and the Financing Definitive Agreements shall be deemed to refer to such commitment letters, facility agreements and definitive financing agreements relating to such Alternative Financing (in lieu of the Commitment Letter and the Financing Definitive Agreements replaced thereby), and all obligations of Parent pursuant to this Section 6.11 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Financing replaced thereby. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.11 will require, and in no event will the reasonable best efforts of the Parent Parties be deemed or construed to require, any Parent Party to pay any fees, any interest rates or other amounts applicable to the Financing in excess of those contemplated by the Financing Documents (after the exercise of any market flex provisions) or to secure waiver of any conditions contained therein or otherwise; provided that the Parent Parties shall pay all fees required by the Financing Documents as they become due. The Parent Parties hereby expressly acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to the Closing and reaffirms its respective obligation to consummate the Transactions, including the Merger, irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in ARTICLE VII.

(e) Prior to the Closing Date, the Company shall use reasonable best efforts to provide, and to cause its Subsidiaries and Representatives, including legal, finance and accounting Representatives, to provide, to the Parent Parties, at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Financing and the Other Financing Matters or any permitted replacement, amended, modified or alternative financing, in each case with respect to the Financing, to the extent such cooperation is customarily provided for financings of the type contemplated by the Commitment Letter (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including, in each case of the Financing and the Other Financing Matters, using reasonable best efforts to (it being understood and agreed that, solely for purposes of the immediately succeeding clauses (i) through (vii) and the proviso at the end of this clause (e), each reference therein to “the Financing” shall be deemed to be a reference to “the Financing and the Other Financing Matters”):

(i) furnish the Parent Parties as promptly as practicable following Parent’s reasonable request and to the extent available and reasonably necessary for the Financing, (A) audited consolidated balance sheets and related statements of income (or operations), comprehensive income, equity (or shareholders’ equity) and cash flows for the fiscal year ended December 31, 2020 and each fiscal year ended after the date hereof and at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income (or operations), comprehensive income, equity (or shareholders’ equity) and cash flows for each fiscal quarter ended after the date hereof and at least 40 days before the Closing Date, which financial statements shall meet in all material respects the requirements of Regulation S-X under the Securities Act, and all other accounting rules and regulations of the SEC promulgated thereunder applicable to a registration statement under such Act on Form S-3, provided that the Company’s public filing of its annual report on Form 10-K and quarterly report on Form 10-Q shall satisfy the requirements of this Section 6.11(e)(i) and shall be deemed to be such information to have been delivered under this Agreement (the “Required Company Financial Statements”) and (B) information relating to the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages (including customary confidential information, memoranda, offering circulars or prospectuses) regarding the business, operations and business plan or budget of the Company and its Subsidiaries) customary for the placement, arrangement, rating, issuance and/or syndication of loans and/or debt securities as contemplated by the Financing Documents, to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement, rating, issuance and/or syndication of loans and/or debt securities; provided that any memoranda or prospectuses need not be issued by the Company or any of its Affiliates (provided that, in the event of any failure by the Company to deliver the Required Company Financial Statements, upon the written request of the Company, Parent shall provide to the Company all cooperation reasonably requested by the Company in order for the Company to be able to provide the Required Company

Financial Statements so long as any such requested cooperation can be done without causing an undue burden on Parent);

(ii) participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, in each case, at reasonable times and locations to be mutually agreed (which may, at the sole election of the Company, be virtual or telephonic) and upon reasonable notice;

(iii) request the Company’s accountants provide comfort letters relating to the Company and its Subsidiaries customary for financings similar to the Financing and consent to the use of the related audit reports in any offering documents related to the Financing, in each case, as reasonably requested by Parent;

(iv) assist Parent in its preparation of one or more credit agreements, note purchase agreements, indentures, purchase agreements, registration rights agreements, currency or interest hedging agreements, or other Contracts; provided that no obligation of the Company or any of its Subsidiaries under any such Contracts or amendments shall be effective until the Effective Time;

(v) in connection with the Financing contemplated by the Financing Documents, provide customary authorization letters to the Financing Source authorizing the distribution of information to prospective lenders;

(vi) assist the Parent Parties in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency relating to the Financing and a public credit rating for the notes related to the Financing from each of such rating agencies; and

(vii) provide at least three Business Days prior to the anticipated Closing all documentation and other information about the Company or any of its Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by Parent in writing at least 10 Business Days prior to the anticipated Closing;

provided, however, that (w) none of the Company, any of its Affiliates or any their Representatives shall be required to provide, and the Parent Parties shall be solely responsible for, (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (3) projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (4) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, and (5) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, (x) the Company or its Affiliates and their respective Representatives shall not be required to provide any information the disclosure of which is prohibited or restricted under Law or Contract or is legally privileged, (y) no obligation of the Company or any of its Subsidiaries under any Contract, certificate, document or instrument shall be effective until the Effective Time (other than customary authorization letters referred to in clause (v) above) and (z) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company under this Section 6.11(e) at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than historical information relating to the Company or its Subsidiaries). Notwithstanding anything herein to the contrary, if (i) the Company has failed to deliver the Required Company Financial Statements and (ii) the Financing (or, if applicable, any Alternative Financing) is unavailable, despite Parent’s reasonable best efforts hereunder, as a direct result of the Company’s failure to deliver the Required Company Financial Statements, then Parent shall not be required to consummate the Transactions unless and until such time that the Company has delivered the Required Company Financial Statements and the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (to the extent permitted by applicable Law) (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction or (to the extent permitted by applicable Law) waiver of any such condition). Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 7.2(b), as it applies to the Company’s obligations under this Section 6.11(e), shall be deemed satisfied unless the Company has taken or failed to take an action deliberately and with knowledge that the action so taken or omitted constituted a breach of its obligations under this Section  6.11(e) and such breach has been the proximate cause of the Financing not being obtained.

Section  6.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company Board or a duly authorized committee thereof shall grant such approvals and will use reasonable best efforts to take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise will use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.13 Director Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company and, as reasonably requested by Parent, any of its Subsidiaries, who are in office immediately prior to the Effective Time.

Section 6.14 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company and/or the members of the Company Board prior to the Effective Time, the Company shall (i) promptly notify Parent and keep Parent informed with respect to the status thereof and (ii) provide Parent with the opportunity to participate (but not control) in the defense or settlement of such litigation; provided that the Company shall not cease to defend, consent to the entry of any judgement, settle or offer to settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.15 Coordination of Quarterly Dividends. If Parent has resumed its quarterly dividend (and provided that Parent has provided prior written notice to the Company of its intentions to resume its quarterly dividend), Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Merger. In addition, and without limiting the requirements of the previous sentence, the Company shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be (x) no later than five Business Days following and (y) no earlier than two Business Days preceding, in each case, the one year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 6.15.

Section 6.16 Stock Exchange Listing. Parent shall take all necessary action to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on Nasdaq, subject to official notice of issuance.

Section 6.17 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

Section 6.18 Treatment of Company Indebtedness.

(a) To the extent the Company has received written notice from the Parent at least 10 Business Days prior to the Closing to such effect, the Company shall use, or shall cause its Subsidiaries to use, reasonable best efforts to arrange for customary payoff letters and instruments of discharge providing for the payoff, discharge and termination on the Closing Date of all then-outstanding obligations under the Company Credit Agreement or any other Indebtedness of the Company (the “Debt Payoff Letters”) to be delivered to Parent no later than three Business Days prior to the Closing Date, and shall deliver, or cause its Subsidiaries to deliver the notice of prepayment or termination thereof in accordance with the terms of the Company Credit Agreement to the holders of such Indebtedness (provided that such prepayment and termination notices may be conditional on the occurrence of the Closing).

(b)

(i) Parent will be permitted to commence and conduct, in accordance with the terms of the applicable Indenture, offers to purchase, or any exchange offer, and to conduct consent solicitations, if any (each, a “Debt Offer”), with respect to any or all of the outstanding aggregate principal amount of the Company’s 7.625% senior notes due 2027 (the “Notes”); provided that any such Debt Offer is consummated substantially simultaneously with or after the Closing using funds provided by Parent. Parent shall not be permitted to commence any applicable Debt Offer until Parent shall have provided the Company with the necessary offer to purchase, letter of transmittal or other related documents in connection with the Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on such Debt Offer Documents. Parent will reasonably consult with the Company regarding the timing and commencement of any Debt Offer and any tender deadlines. The closing of the Debt Offers shall be expressly conditioned on the occurrence of the Closing, and Parent and the Company shall use reasonable best efforts to cause the Debt Offers to close on the Closing Date; provided that the consummation of a Debt Offer shall not be a condition to Closing. Parent hereby covenants and agrees to provide (or to cause to be provided) immediately available funds to the Company for the full payment at the Effective Time of all Notes properly tendered and not withdrawn and any related consent payments to the extent required pursuant to the terms of the applicable Debt Offer. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all reasonable cooperation reasonably requested by Parent in connection with any Debt Offer; provided that nothing herein shall (x) require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its Subsidiaries, (y) require the Company or any of its subsidiaries to pay any fees or incur any other liability or obligation in connection with any Debt Offer or be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with any Debt Offer or (z) require the Company or its counsel to provide any negative assurance letter with respect to any Debt Offer.

(ii) Subject to the receipt of the requisite consents, the Company shall execute a supplemental indenture to the applicable indenture governing the Notes in accordance with the terms of such indenture (the

“Indenture”), amending the terms and provisions of the applicable Indenture as described in the Debt Offer Documents as reasonably requested by Parent, which supplemental indenture shall become operative no earlier than the Effective Time, and shall use reasonable best efforts to cause the trustee under the applicable Indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing; provided, however, that in no event shall the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would become effective prior to the Effective Time. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the execution of supplemental indentures; provided that nothing herein shall require the Company or any of its Subsidiaries to pay any fees or incur any other liability or obligation in connection with the Debt Offer or be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Offer. If requested by Parent, the Company’s counsel shall provide all customary legal opinions required in connection with the transactions contemplated by this Section 6.18 to the extent such legal opinion is required to be delivered prior to the Closing Date. Notwithstanding the foregoing, in no event shall the Company or its legal counsel be required to give an opinion with respect to a Debt Offer that in the opinion of the Company or its legal counsel does not comply with applicable Laws or the applicable Indenture, or an opinion with respect to financing by the Parent.

(iii) Parent shall promptly, upon request by the Company, reimburse the Company following either the Closing or the termination of this Agreement for (A) all reasonable and documented out-of-pocket costs (including reasonable and documented outside attorneys’ fees and expenses) to the extent incurred by the Company or its Subsidiaries, any of the Subsidiaries or their Representatives in connection with any Debt Offer and (B) any out-of-pocket costs incurred by the Company, any of its Subsidiaries or their Representatives to the trustee or its counsel pursuant to the applicable Indenture in connection with any Debt Offers. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any action taken by them in connection with the performance of their respective obligations under this Section 6.18 (including any action taken in accordance with this Section 6.18) except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement or actual and intentional fraud by the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives.

Section 6.19 Conduct of Joint Ventures. Subject to Section 6.19 of the Company Disclosure Letter, nothing contained in this Agreement shall require or otherwise obligate (or be read as to infer to require or to otherwise obligate) the Company or any of its Subsidiaries to cause any of its Joint Ventures to take, or to refrain from taking, any action, except to take such appropriate steps to lawfully exercise their respective rights to cause such action to be taken or to prevent such action from being taken, as the case may be, solely to the extent permitted by the organizational documents and governance arrangements of such Joint Venture.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company and the Parent Parties to the extent permitted by applicable Law:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) Governmental Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) all filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods required in those jurisdictions set forth in Section 7.1(b) of the Company Disclosure Letter shall have been made, obtained or occurred and (iii) all other filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods imposed or required by any Governmental Entity in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, the absence of which would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect and/or Parent Material Adverse Effect, shall have been made, obtained or occurred.

(c) No Injunctions or Restraints. No Order or Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction in any jurisdiction in which Parent or the Company has material business operations (collectively, “Restraints”) shall be in effect making illegal, prohibiting or otherwise preventing the consummation of the Merger.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Actions by or before the SEC seeking a stop order.

(e) Nasdaq Listing. The shares of Parent Common Stock issuable to the holders of Shares pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

Section 7.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Merger is further subject to the satisfaction, or waiver by the Parent Parties to the extent permitted by applicable Law, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) ARTICLE III (other than Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.4(a) (Capitalization), Section 3.6(b) (Absence of Certain Changes), Section 3.19 (Opinion of Financial Advisor), Section 3.20 (Brokers or Finders) and Section 3.21 (State Takeover Statutes)) shall be true and correct in all respects (without giving effect to any materiality or “Company Material Adverse Effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Company Material Adverse Effect, (ii) Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.19 (Opinion of Financial Advisor) and Section 3.21 (State Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement, which shall have been true and correct as of such specified date), (iii) Section 3.4(a) (Capitalization) and Section 3.20 (Brokers or Finders) shall be true and correct in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of the date of this Agreement and as of and as though made on the Closing Date (except, in the case of Section 3.4(a) (Capitalization), for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement), and (iv) Section 3.6(b) (Absence of Certain Changes) shall be true and correct in all respects.

(b) Performance of Obligations of the Company. The Company shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) No Company Material Adverse Effect. Except for any event, state of facts or circumstances disclosed in the Company Disclosure Letter, since the date of this Agreement, there shall not have occurred any event, state of facts or circumstances which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have furnished the Parent Parties with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company to the extent permitted by applicable Law, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth in: (i) ARTICLE IV (other than Section 4.2 (Authorization; Validity of Agreement; Necessary), Section 4.5(a) (Capitalization), Section 4.7(b) (Absence of Certain Changes) and Section 4.19 (Brokers or Finders)) shall be true and correct in all respects (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Parent Material Adverse Effect, (ii) Section 4.2 (Authorization; Validity of Agreement; Necessary) shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement, which shall have been true and correct as of such specified date), (iii) Section 4.5(a) (Capitalization) and Section 4.19 (Brokers or Finders) shall be true and correct in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of the date of this Agreement and as of and as though made on the Closing Date (except, in the case of Section 4.5(a) (Capitalization), for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement), and (iv) Section 4.7(b) (Absence of Certain Changes) shall be true and correct in all respects.

(b) Performance of Obligations of the Parent Parties. Each Parent Party shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) No Parent Material Adverse Effect. Except for any event, state of facts or circumstances disclosed in the Parent Disclosure Letter, since the date of this Agreement, there shall not have occurred any event, state of facts or circumstances which, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(d) Officer’s Certificate. Each Parent Party shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Parent Parties nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was proximately caused by such party’s breach of its obligations under this Agreement or, in the case of the Parent Parties, the Financing Documents.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned:

(a) by mutual written consent of each Parent Party and the Company at any time prior to the Effective Time;

(b) by either Parent or the Company if:

(i) the Merger has not been consummated on or before November 22, 2021 (the “Outside Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of either (A) the Parent Parties having failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements or (B) nonsatisfaction of the condition set forth in Section 7.1(b) or Section 7.1(c) (solely if the applicable Restraint relates to any Antitrust Laws or FDI Laws) and (y) all other conditions in ARTICLE VII have theretofore been satisfied or (to the extent permitted by applicable Law) waived (except for those conditions that are by their nature to be satisfied at Closing), the Outside Date will automatically be extended to be February 22, 2022, and such date as so extended, shall be the Outside Date; provided further, that if (1) the Effective Time has not occurred by such date by reason of either (A) the Parent Parties having failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements or (B) nonsatisfaction of the condition set forth in Section 7.1(b) or Section 7.1(c) (solely if the applicable Restraint relates to any Antitrust Laws or FDI Laws) and (2) all other conditions in ARTICLE VII have theretofore been satisfied or (to the extent permitted by applicable Law) waived (except for those conditions that are by their nature to be satisfied at Closing), the Outside Date may be extended further by either Parent or the Company to May 23, 2022, and such date as so extended, shall be the Outside Date provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party that has breached any provision of this Agreement or, in the case of the Parent Parties, the Financing Documents, where such breach has been the proximate cause of the failure to consummate the Merger;

(ii) any Restraint which is final and nonappealable shall have been issued or taken permanently restraining or otherwise prohibiting (or making illegal the) consummation of the Merger such that the condition set forth in Section 7.1(c) cannot be satisfied; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied in all material respects with its obligations under this Agreement (including Section 6.3) with respect to preventing the entry of and to removing such Restraint; or

(iii) if the Stockholders Meeting (including any adjournments and postponements thereof) shall have concluded without the Stockholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares;

(c) by the Company prior to the receipt of the Stockholder Approval, in order to concurrently enter into a Company Acquisition Agreement with respect to a Company Superior Proposal; provided that the Company is not in breach of Section 5.2, including its obligations in Section 5.2(c) and Section 5.2(d) (other than any breach that is immaterial in scope and effect), and shall have paid or shall concurrently pay the fees due under Section 8.2(b);

(d) by Parent prior to the Stockholders Meeting, if the Company Board (i) shall have made a Company Adverse Recommendation Change or Change of Recommendation or (ii) shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as reasonably practicable (but in any event within three Business Days after receipt of any written request to do so from Parent; provided that Parent may only make one such request in any five Business Day period) at any time following the public disclosure or announcement by a 5% Holder of opposition to the Transactions (provided that the Company shall be required to reaffirm its approval or recommendation of this Agreement and the Merger once per 5% Holder), except, with respect to this clause (d)(ii), in the event the Company Board has received a Company Takeover Proposal, in which case Parent shall not have the right to terminate this Agreement pursuant to this clause (d)(ii) so long as the Company Board makes a statement to the effect that it is reviewing or considering the Company Takeover Proposal within three Business Days after receipt of Parent’s written request for reaffirmation;

(e) by the Company, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) which is not cured within the earlier of (1) the Outside Date and (2) 30 days following written notice to Parent; provided that (x) the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination and (y) the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(f) by Parent, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) which is not cured within the earlier of (1) the Outside Date and (2) 30 days following written notice to the Company; provided that (x) Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination; and (y) Parent will not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(g) A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 8.1 for any such termination.

Section 8.2 Effect of Termination; Financing Sources.

(a) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee or Representative of such party) to the other party hereto; provided, however, that the provisions of Section 6.6, the indemnification and reimbursement obligations of the Parent Parties pursuant to Section 6.11, this Section 8.2, ARTICLE IX and ARTICLE X hereof and the provisions of the Confidentiality Agreement shall survive such termination; provided further, however, no party will be relieved or released from liability for damages of any kind, other than exemplary, punitive or non-foreseeable consequential damages, arising out of any (i) Material Breach of any of its representations and warranties, covenants or other agreements contained in this Agreement or the Financing Documents or (ii) fraud. For purposes of this Agreement, a “Material Breach” means an act or a failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement; provided that if either Parent or the Company does not close the Transactions when required pursuant to Section 1.2 (for any reason, including if the Financing Sources do not fund the Financing when required) such failure or refusal by Parent or the Company to close the Transactions shall be deemed to be a Material Breach of this Agreement by Parent or the Company (as applicable), and the other party shall be entitled to pursue any and all remedies under applicable Law, including the payment of any monetary damages resulting therefrom.

(b) If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 8.1(d), (ii) by the Company pursuant to the provisions of Section 8.1(c) or (iii) by either Parent or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii), and in the case of any termination pursuant to this clause (iii), (A) prior to such termination any Person publicly announces a Company Takeover Proposal, or a Company Takeover Proposal becomes publicly known (in each case, whether or not withdrawn), and (B) at any time on or prior to the first anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or any transactions contemplated by any Company Takeover Proposal are consummated (provided that solely for purposes of this Section 8.2(b)(iii)(B), the term

“Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal except that all references to 15% shall be deemed references to 50%), then (in any of the foregoing clauses (i) – (iii)) the Company shall pay Parent the Termination Fee in cash by wire transfer (to an account designated by Parent) in immediately available funds (x) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (y) in the case of clause (ii) of this Section 8.2(b), prior to or concurrently with such termination, and (z) in the case of clause (iii) of this Section 8.2(b), upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $83,401,678. In no event shall Parent be entitled to the Termination Fee on more than one occasion.

(c) The Company and the Parent Parties each acknowledge that the agreements contained in Section 8.2(b) are integral parts of the Transactions, and that, without these agreements, the Company and the Parent Parties would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b), and, in order to obtain such payment, any Parent Party commences a claim, action, suit or other proceeding that results in a judgment against the Company, the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1%, together with reasonable legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.

(d) Notwithstanding anything to the contrary in this Agreement, but subject to Section 8.2(a), Parent’s receipt of the Termination Fee from the Company shall constitute liquidated damages, and from and after payment of such Termination Fee as described in Section 8.2(b), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby except subject to Parent’s right to specific performance set forth in Section 9.10.

(e) Notwithstanding anything to the contrary in this Agreement, each party is entitled to contemporaneously seek both specific performance pursuant to Section 9.10 and the payment of monetary damages (including in connection with the provisions of Section 8.2(a)) as alternative remedies for a Material Breach of this Agreement by the other party, provided, however, that no party hereto shall be entitled to receive both a grant of specific performance requiring consummation of the Transactions (pursuant to which the Merger actually occurs) pursuant to Section 9.10 and payment of monetary damages pursuant to Section 8.2(a), including with respect to the other party’s failure to consummate the Transactions when required pursuant to Section 1.2. None of the Company, any of its Subsidiaries, holders of Shares or any of their Affiliates shall have any recourse against any Financing Source or the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, representatives, members, managers, general or limited partners or assignees of any Financing Source or any of their respective assets or respective successors and assigns (collectively, the “Financing Source Parties”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement related to the Transactions or the failure of the Merger to be consummated and none of the Financing Sources or Financing Source Parties will have any liability to the Company, any of its Subsidiaries, holders of Shares or any of their Affiliates relating to or arising out of this Agreement, the Financing, the Financing Documents or the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise. Neither the Company nor any of its Affiliates shall assert in any Action, and each hereby irrevocably waives, any assertion or claim that the provisions of this Section 8.2(e) limiting the liability of the Parent Parties or any of their former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (collectively, the “Parent Entities”) or the Financing Source Parties for the matters described herein or the other provisions of this Section 8.2 are illegal, invalid or unenforceable in whole or in part. Under no circumstances will the Company be entitled to monetary damages from any Financing Source or Financing Source Party or Parent Entity other than the Parent Parties.

(f) Notwithstanding anything to the contrary herein, each of the parties hereto (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Documents or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) agrees that any such action described in clause (i) above shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (iii) irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any such action in any such court, and (iv) agrees that any such action described in clause (i) above shall be governed by the Laws of the State of New York (without giving effect to any conflict of laws principles that would result in the application of the Laws of another state), except as otherwise provided in the Commitment Letter, the other Financing Documents or the Financing Definitive Agreements.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Waivers. Subject to applicable Law and the rules and regulations of the NYSE and Nasdaq, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after adoption of this Agreement by the stockholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding the foregoing, no amendment, waiver or other modification shall be made to Section 8.2(d), Section 8.2(e), Section 8.2(f), this Section 9.1, Section 9.6 or Section 9.11 (or any of the definitions used therein) that is adverse in any material respect to the Financing Source Parties without the consent of the Financing Source Parties.

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the party incurring such fees, costs and expenses.

Section 9.4 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered in person, (b) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery) or (c) on the date transmitted if sent by email (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request), in each case, as follows (or to such other address as any party shall provide by like notice to the other parties to this Agreement):

(a)     if to any Parent Party, to:

The Goodyear Tire & Rubber Company

200 Innovation Way

Akron, OH 44316

Telephone No.: (330) 796-9435

Email: david_phillips@goodyear.com

Attention:     David E. Phillips

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Telephone No.:     (212) 373-3040

                               (212) 373-3220

Email: sbarshay@paulweiss.com

            kseifried@paulweiss.com

Attention: Scott A. Barshay

                 Kyle T. Seifried

(b)   if to the Company, to:

Cooper Tire & Rubber Company

701 Lima Avenue

Findlay, Ohio 45840

Telephone No.: (419) 420-6059

Email: szamansky@coopertire.com

Attention: Stephen Zamansky

with a copy to:

Jones Day

250 Vesey Street

New York, NY 10281

Telephone No.: (212) 326-3409

Email: jpdougherty@jonesday.com

Attention: James P. Dougherty

and

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Telephone No.: (216) 586-7409

Email: blstulberg@jonesday.com

Attention: Benjamin L. Stulberg

Notwithstanding anything in this Agreement to the contrary, any notice given in accordance with the foregoing clauses (a) or (b) of this Section 9.4 shall only be effective if a duplicate copy of such notice is also given by email in the method described in this Section 9.4.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, (which provisions may be enforced directly by Indemnified Parties) and Section 8.2, is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the holders of Shares of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred), (ii) the right of the Company on behalf of its security holders to enforce the provisions of, and pursue damages in respect of any Material Breach of, this Agreement subject to and in accordance with the terms hereof and (iii) the rights of the Financing Sources and the Financing Source Parties under Section 8.2(d), Section 8.2(e), Section 8.2(f), Section 9.1, this Section 9.6 or Section 9.11 (which provisions may be enforced directly by the Financing Source Parties). For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the holders of Shares of the Company. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.8 Governing Law. Except as set forth in Section 8.2(f) with respect to the Financing Sources and Financing Source Parties, this Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, subject to Section 8.2(f) with respect to Financing Sources and Financing Source Parties, each of the parties hereto irrevocably agrees that any legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any court sitting of the State of

Delaware in New Castle County) and any appellate court from any of such courts (in any case, the “Delaware Court”). Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.4; provided that nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable Law.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties. Any attempted assignment in violation of this Section 9.9 shall be void, except that the Parent Parties may collaterally assign, in their sole discretion, any of or all their respective rights or interests (but not any of its obligations or undertakings, for which the Parent Parties will remain in all cases fully liable) under this Agreement to any lender of the Parent Parties or the Surviving Corporation and that Parent may designate, by prior written notice to the Company, another wholly owned direct or indirect Subsidiary incorporated in the State of Delaware in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary, and shall be true and correct in all respects, as of the date of such designation; provided that any such assignment or designation shall not impede or delay the consummation of the Merger or the transactions contemplated by this Agreement or otherwise impede the rights of the Company or the stockholders of the Company under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.10 Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and agree that each party shall be entitled to, in accordance with the provisions of this Agreement, an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and/or to enforce specifically the terms and provisions hereof in any court, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that the Company may not seek specific performance to cause the Parent Parties to consummate the Merger if, and only if, the Parent Parties have failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements. Except to the extent of any damages finally adjudicated to result from a Material Breach of this Agreement by the Company or the Parent Parties, (a) under no circumstances will Parent be entitled to monetary damages in excess of any amounts payable pursuant to Section 8.2(b) and (b) if the Transactions are not consummated by the Outside Date (as extended), neither the Parent Parties, on the one hand, or the Company, on the other hand, will have any liability to the other if, and only if, the Transactions are not consummated due to the Parent Parties having failed to obtain the Financing (or, if applicable, any Alternative Financing), despite Parent’s reasonable best efforts hereunder, as a direct result of the failure by the Company to deliver the Required Company Financial Statements. Each of the parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any of the parties, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the parties under this Agreement. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 9.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, the Confidentiality Agreement or the Financing Documents (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.10 are not available or otherwise are not granted, and (y) nothing set forth in this Section 9.10 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any Action for) specific performance under this Section 9.10 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 9.10 or anything set forth in this Section 9.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies that may be available then or thereafter.

Section 9.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, AND SHALL CAUSE EACH OF ITS SUBSIDIARIES TO IRREVOCABLY WAIVE, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO (OR BETWEEN OR AMONG ANY OF THE PARTIES HERETO AND ANY OF THE FINANCING SOURCES OR THE FINANCING SOURCE PARTIES, OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

ARTICLE X

DEFINITIONS; INTERPRETATION

Section 10.1 Cross References. Each of the following terms is defined in the section set forth opposite such term.

Term	Section
Agreement	Preamble
AIP	6.9(e)
Alternative Financing	6.11(d)
Antitrust Laws	6.3(d)
Applicable Date	3.5(a)
Assumed Shares	2.3(e)
Book-Entry Shares	2.1(a)
Burdensome Condition	6.3(e)
By-Laws	1.5
Cancelled Shares	2.1(b)
Certificate of Merger	1.3
Certificates	2.1(a)
Change of Recommendation	5.2(e)
CIC Severance Plan	6.9(e)
Closing	1.2
Closing Date	1.2
Commitment Letter	4.13
Committed Financing	4.13
Company	Preamble
Company Acquisition Agreement	5.2(d)
Company Adverse Recommendation Change	5.2(d)

Term	Section
Company Board	3.2(a)
Company Common Stock	Recitals
Company Disclosure Letter	III
Company Financial Statements	3.5(a)
Company Labor Agreements	3.13(b)
Company Measurement Date	3.4(a)
Company Non-Union Employees	6.9(a)
Company Permits	3.8(a)
Company Plan	3.12(a)
Company Preferred Stock	3.4(a)
Company Recommendation	3.2(c)
Company SEC Documents	3.5(a)
Company Takeover Proposal	8.2(b)
Company Union Employees	6.9(a)
Covered Service Providers	3.12(a)
Debt Offer	6.18(b)(i)
Debt Offer Documents	6.18(b)(i)
Debt Payoff Letters	6.18(a)
Deferred Compensation Plans	2.3(d)
Deferred Payment	2.3(d)
Delaware Court	9.8
DGCL	1.1
Dissenting Shares	2.4
Effective Time	1.3
Eligible Shares	2.1(a)
ERISA	3.12(a)
Exchange Act	3.3(a)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)
Exchange Ratio Reduction Number	2.1(a)
Financing	4.13
Financing Definitive Agreements	6.11(a)
Financing Documents	4.13
Financing Purposes	4.13
Financing Source Parties	8.2(e)
GAAP	3.5(a)
General Enforceability Exceptions	3.2(a)
Governmental Entity	3.3(a)
HSR Act	3.3(a)
Indemnified Party	6.7(a)
Indenture	6.18(b)(ii)
Intervening Event	5.2(e)
Material Breach	8.2(a)
Material Contract	3.9(a)(xviii)
Merger	1.1
Merger Consideration	2.1(a)
Merger Sub	Preamble
Multiemployer Plan	3.12(a)
Nasdaq	3.3(a)
New Plans	6.9(c)

Term	Section
NHTSA	3.24
Non-Affiliate Plan Fiduciary	3.12(j)
Non-U.S. Plan	3.12(h)
Notes	6.18(b)(i)
NYSE	3.3(a)
Old Plans	6.9(c)
Option	2.3(a)
Option Cash Payment	2.3(a)
Outside Date	8.1(b)(i)
Owned Software	Section 3.15(e)
Parent	Preamble
Parent Closing Price	2.2(f)
Parent Common Stock	2.1(a)
Parent Disclosure Letter	IV
Parent DSUs	4.5(a)
Parent Entities	8.2(e)
Parent Financial Statements	4.6(a)
Parent Measurement Date	4.5(a)
Parent Options	4.5(a)
Parent Parties	Preamble
Parent Permits	4.9(a)
Parent Plan	4.10(a)
Parent Preferred Stock	4.5(a)
Parent RSUs	4.5(a)
Parent SARs	4.5(a)
Parent SEC Documents	4.6(a)
Parent Share Units	4.5(a)
Pension Plan	3.12(e)
Per Share Cash Consideration	2.1(a)
Proxy Statement	3.10
PU	2.3(c)
PU Payment	2.3(c)
Registration Statement	3.10
Required Company Financial Statements	Section 6.11(e)
Residual Shares	2.3(e)
Restated Certificate of Incorporation	1.5
Restraints	7.1(c)
Rights	3.4(a)
Sanctioned Jurisdiction	3.8(b)
Sanctioned Person	3.8(b)
Share Cap	2.1(a)
Share Unit	2.3(b)
Share Unit Payment	2.3(b)
Shares	Recitals
SOX	3.5(a)
Stockholder Approval	3.2(b)
Stockholders Meeting	6.2(a)
Surviving Corporation	1.1
Takeover Statutes	3.21
Termination Fee	8.2(b)
VEBA	3.12(a)

Term	Section
2022 PUs	2.3(c)
2022 Share Units	2.3(b)

Section 10.2 Certain Terms Defined. The following terms shall have the meanings set forth below for purposes of this Agreement:

“5% Holder” means a Person who beneficially owns (as defined in the Exchange Act) more than five percent (5%) of the capital stock or other equity interests of another Person or any member of such Person’s family or any of its Affiliates.

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions and contains provisions no less restrictive of the Person counterparty to the Company thereto than those included in the Confidentiality Agreement (provided, however, that any such confidentiality agreement shall not be required to contain any standstill provisions).

“Action” means any civil, criminal, administrative or other similar proceeding, litigation, audit, investigation, arbitration, review, examination, inquiry, hearing, demand claim, action, suit, proceeding or similar action (whether at Law or in equity) by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday, Sunday or a day on which banks in New York, New York, are authorized or obligated by Law or Order to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Credit Agreement” means that certain Credit Agreement, dated as of May 27, 2015, among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

“Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company, its Subsidiaries and Joint Ventures, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences to the extent attributable to (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the principal industries in which the Company and its Subsidiaries operate, (iii) any decline in the market price of the Shares (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the Shares may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), (iv) regulatory, legislative or political or social conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (v) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions or the Financing, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries or Joint Ventures with employees, labor unions, customers, suppliers or partners (including Joint Venture partners and others with similar relationships), and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, or compliance by the Company with the terms of this Agreement; provided, that this clause (vi) shall not apply to any representation or warranty (or condition to the consummation of the Merger relating to such representation or warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (vii) the performance by the Company of its obligations under this Agreement, including any inaction in compliance with Section 5.1 to the extent that such inaction is as a result of Parent unreasonably withholding its consent under Section 5.1, (viii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (ix) the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (x) any hurricane, tornado, flood, earthquake or other natural disaster, or (xi) epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement, except in the case of clauses (i), (ii), (iv), (viii), (ix), (x) or (xi) to the extent such fact, circumstance, event, change, effect or occurrence has a disproportionate effect on the Company, any of its Subsidiaries or Joint Ventures, taken as a whole, relative to others in the industries, geographies or segments in which the Company, its Subsidiaries and Joint Ventures operate. For the purposes of Section 7.2(c), “Company Material Adverse Effect” shall exclude any fact, circumstance, event, change, effect or occurrence that is disclosed in the Company SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Company SEC Document is reasonably apparent on its face.

“Company Product” means, as of any date of reference, any product that is being developed, manufactured, marketed, sold or distributed by the Company, any of its Subsidiaries or any of its Joint Ventures.

“Company Stock Plans” means the Company’s 2002 Non-Employee Directors Stock Option Plan, 2001 Incentive Compensation Plan, 2006 Incentive Compensation Plan, 2010 Incentive Compensation Plan and 2014 Incentive Compensation Plan, each as may be amended from time to time.

“Company Superior Proposal” means a Company Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and (iii) that the Company Board determines in good faith, after consultation with legal counsel and its financial advisor (taking into account any changes to this Agreement proposed by Parent as contemplated by Section 5.2), is more favorable to the stockholders of the Company than the consideration to be received by the stockholders of the Company in the Merger.

“Company Takeover Proposal” means (i) any inquiry, proposal or offer for or with respect to a merger, consolidation, business combination, recapitalization, reorganization, exchange or tender offer, binding share exchange, joint venture, dissolution or other similar transaction involving the Company, (ii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, more than 15% of the outstanding Company Common Stock or (iii) any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, assets or businesses of the Company or its Subsidiaries representing more than 15% of the consolidated assets, revenues or net income of the Company, as measured by the Company Financial Statements for the fiscal year ending December 31, 2020, in each case, other than the Merger.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated November 20, 2020, between the Company and Parent.

“Contract” means any agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other instrument or legally binding understanding (whether written or oral).

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof) or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means, as applicable to a party or its Subsidiaries, (i) any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19 and (ii) such other measures taken by such party and/or any of its Subsidiaries to the extent determined in good faith by such party to be reasonably necessary to avoid or mitigate material risk of physical injury or harm to any human Person (or to otherwise protect or preserve the health or safety of any human Person) or a material financial loss or damage to such party or its Subsidiaries in connection with or in response to COVID-19 or any other global or regional health event.

“Data Protection Laws” means all applicable (i) Laws pertaining to data protection, data privacy, data security, data breach, cybersecurity and cross-border data transfer, including the California Consumer Privacy Act, the EU General Data Protection Regulation, and (ii) binding standards of the PCI Security Standards Council pertaining to global payment account data security, including its Payment Card Industry Data Security Standards.

“Data Protection Orders” means Orders issued or applicable to the collection, access, use, storage, disclosure, transmission or cross-border transfer of Personal Information.

“Data Protection Requirements” means (i) Data Protection Laws; (ii) Privacy Policies, and (iii) Data Protection Orders.

“Debt Documents” means, collectively, (i) the Amended and Restated First Lien Credit Agreement, dated as of April 9, 2020, by and among Parent, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (ii) the Amended and Restated Second Lien Credit Agreement, dated as of March 7, 2018, among Parent, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Deutsche Bank Trust Company Americas, as collateral agent, (iii) the Amended and Restated Revolving Credit Agreement, dated as of March 27, 2019, among Parent and the borrowers named therein, the lenders party thereto, J.P. Morgan Europe Limited, as administrative agent, and JPMorgan Chase Bank, N.A., as collateral agent, (iv) the Indenture, dated as of December 15, 2015, among Goodyear Europe B.V., as issuer, Parent, as parent guarantor, the subsidiary guarantors thereunder, Deutsche Trustee Company Limited, as trustee, and the agents named therein, in respect of Goodyear Europe B.V.’s 3.750% Senior Notes due 2023, (v) the Indenture, dated as of August 13, 2010, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, as supplemented by the Fourth Supplemental Indenture thereto, dated as of November 5, 2015, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, in respect of Parent’s 5.125% Senior Notes due 2023, as further supplemented by the Fifth Supplemental Indenture thereto, dated as of May 13, 2016, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, in respect of Parent’s 5.000% Senior Notes due 2026, and as further supplemented by the Seventh Supplemental Indenture thereto, dated as of May 18, 2020, among Parent, the subsidiary guarantors thereunder and Wells Fargo Bank, N.A., as trustee, in respect of Parent’s 9.500% Senior Notes due 2025, and (vi) the Indenture, dated as of March 15, 1996, between Parent and Chemical Bank (now n/k/a Wells Fargo Bank, N.A.), as Trustee, as supplemented on March 16, 1998, in respect of the Parent’s 7% Notes due 2028, in each case, as amended, restated, amended and restated, supplemented, refinanced, renewed, replaced, waived or otherwise modified from time to time.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way or other encumbrance of any kind.

“Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the use, handling, presence, treatment, storage or disposal of, or to the protection of human health from exposure to, Materials of Environmental Concern.

“Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient (rounded down to the nearest four decimal places) obtained by dividing (A) the Per Share Cash Consideration by (B) the Parent Closing Price.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code.

“FDI Laws” means applicable Laws governing investments by certain Persons in strategic business sectors, including those raising national security considerations, in any country where Parent, the Company or any of their respective Subsidiaries do business.

“Financing Sources” means the parties to the Financing Documents or the Financing Definitive Agreements other than the Parent Parties and their Affiliates, together with, to the extent alternative financing from alternative parties is obtained in accordance with this Agreement, any such alternative parties and, in each case, any joinder agreements relating thereto.

“Foreign Regulatory Authority” means any foreign governmental agency with regulatory authority over Company Products, in the case of the Company, its Subsidiaries and Joint Ventures, and Parent Products, in the case of Parent and its Subsidiaries.

“Incidental IP Contracts” means (i) Contracts that include non-exclusive licenses, sublicenses, releases, covenants not to sue or similar rights to rights in Intellectual Property entered into between the Company, its Subsidiaries or its Joint Ventures and their respective customers and vendors, (ii) Contracts with shareholders, directors, officers, employees, contractors and other representatives of the Company, its Subsidiaries or its Joint Ventures that assign rights in Intellectual Property from such Persons to the Company, its Subsidiaries or its Joint Ventures, or (iii) Contracts that include licenses for generally commercially available Software, in each case of clause (i), clause (ii) and clause (iii) that are entered into in the ordinary course of business.

“Indebtedness” of any Person means (a) all indebtedness for borrowed money, and (b) any other indebtedness which is evidenced by a note, bond, debenture, guaranty or similar instrument.

“Intellectual Property” means United States or foreign intellectual property, including (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (ii) Trademarks, (iii) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (iv) Trade Secrets, (v) Software (including databases and related documentation), (vi) uniform resource locators, web site addresses and Internet domain names, and registrations therefor, (vii) moral and economic rights of authors and inventors and (viii) all other intellectual property or proprietary rights whether now known or hereafter recognized in any jurisdiction.

“International Trade Laws” means any of the following: (a) any Laws concerning the importation of merchandise or items (including technology, services, and software), including but not limited to those administered by U.S. Customs and Border Protection or the U.S. Department of Commerce, (b) any Laws concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, or (c) any economic sanctions administered by OFAC, the U.S. State Department, the United Nations, Canada, the European Union or the United Kingdom.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, as well as all associated documentation.

“Joint Venture” means with respect to the Company or Parent, any partnership, limited liability company or joint venture in which the Company or Parent, as applicable, owns, directly or indirectly, any voting or economic interest of 10% or more, other than with respect to any directly or indirectly wholly owned Subsidiary of the Company or Parent, as applicable; provided that the Person listed on Section 10.2(ii) of the Company Disclosure Letter shall be deemed a Joint Venture of the Company and not a Subsidiary; provided further, that the Person listed on Section 10.2(iv) of the Company Disclosure Letter shall not be deemed a Joint Venture or Subsidiary of either the Company or Parent.

“Knowledge” means (i) with respect to the Parent Parties, the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(iii) of the Parent Disclosure Letter and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(iii)(a) of the Company Disclosure Letter; provided that Knowledge of the Company with respect to any Joint Ventures of the Company shall be the actual knowledge (without independent inquiry or investigation) of any one or more of the persons identified on Section 10.2(iii)(a) or Section 10.2(iii)(b) of the Company Disclosure Letter; provided further, that Knowledge of the Company for purposes of Section 5.2(c) of this Agreement shall be limited to the actual knowledge (without independent inquiry or investigation) of any one or more of the Company’s Chief Executive Officer, interim Chief Financial Officer and General Counsel.

“Law” means any international, national, federal, state or local law, including common law, statute, code, ordinance, constitution, treaty, convention, regulation or rule or other similar requirements of any Governmental Entity.

“Leased Real Property” means the real property that is the subject of the applicable Lease.

“Leases” means all leases, subleases or other occupancy arrangement pursuant to which the Company or any of its Subsidiaries is a party or has a right to use the real property owned by another Person as of the date of this Agreement.

“made available”, when used with respect to any information, material, data, document or other item of disclosure relating (i) to the Company, its Subsidiaries or its Joint Ventures, means such information, material, data, document or other item of disclosure in the form provided by the Company or its Representatives as (A) uploaded to the virtual data room entitled “Beta” and established by the Company with Datasite in connection with the Transactions, (B) delivered to Parent or one of its Representatives via e-mail or hard copy form, or (C) publicly filed with the SEC by the Company, and (ii) to Parent or its Subsidiaries, means such information, material, data, document or other item of disclosure in the form provided by Parent or its Representatives as (A) uploaded to the virtual data room entitled “Graham to Vulcan” and established by Parent with Intralinks in connection with the Transactions, (B) delivered to the Company or one of its Representatives via e-mail or hard copy form, or (C) publicly filed with the SEC by the Company; provided, however, that for the purposes of this Agreement, such information, data, material, document or other item of disclosure shall only be deemed to be “made available” to the extent such information, material, data, document or other item of disclosure was available for review by the other party or its respective Representatives in unredacted form

(provided that unredacted forms will be deemed “made available” even if only uploaded to the “clean room” areas of the applicable virtual data room) as of 1:00 p.m. (New York City time) on the Business Day immediately preceding the date of this Agreement and in the case of delivery via such virtual data room, the other party (or its Representatives) continue to have access to such unredacted documents in such virtual data room and such documents were not removed from such data site prior to the execution hereof.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste or any other substance, in each case, as defined by or regulated under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Other Financing Matters” means, collectively, (i) any amendment, amendment and restatement or refinancing of Parent’s Amended and Restated First Lien Credit Agreement, dated as of April 9, 2020, by and among Parent, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, (ii) any issuance of bonds or other debt securities by Parent or any of its Subsidiaries to refinance Parent’s 5.125% Senior Notes due 2023 and (iii) any issuance of bonds or other debt securities by Parent or any of its Subsidiaries to refinance the 3.750% Senior Notes due 2023 of Goodyear Europe B.V.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company, any of its Subsidiaries or any of its Joint Ventures.

“Owned Real Property” means all real parcels owned by the Company or any of its Subsidiaries as of the date of this Agreement.

“Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences to the extent attributable to (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the principal industries in which Parent and its Subsidiaries operate, (iii) any decline in the market price of the shares of Parent Common Stock (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the shares of Parent Common Stock may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect), (iv) regulatory, legislative or political or social conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (v) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect), (vi) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions or the Financing, including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, or compliance by the Parent Parties with the terms of this Agreement; provided that this clause (vi) shall not apply to any representation or warranty (or condition to the consummation of the Merger relating to such representation or warranty) to the extent the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this

Agreement or the consummation of the Merger, (vii) the performance by the Parent Parties of their obligations under this Agreement, including any inaction in compliance with Section 5.1(b) to the extent that such inaction is as a result of the Company unreasonably withholding its consent under Section 5.1(b), (viii) any change in applicable Law or GAAP (or authoritative interpretations thereof), (ix) the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (x) any hurricane, tornado, flood, earthquake or other natural disaster, or (xi) epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or other restrictions that relate to, or arise out of, any epidemic, pandemic or disease outbreak (including COVID-19) or material worsening of such conditions threatened or existing as of the date of this Agreement, except in the case of clauses (i), (ii), (iv), (viii), (ix), (x) or (xi) to the extent such fact, circumstance, event, change, effect or occurrence has a disproportionate effect on Parent or any of its Subsidiaries, taken as a whole, relative to others in the industries, geographies or segments in which the Company, its Subsidiaries and Joint Ventures operate. For the purposes of Section 7.3(c), “Parent Material Adverse Effect” shall exclude any fact, circumstance, event, change, effect or occurrence that is disclosed in the Parent SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since the Applicable Date and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Parent SEC Document is reasonably apparent on its face.

“Parent Product” means, as of any date of reference, any product that is being developed, manufactured, marketed, sold or distributed by Parent or any of its Subsidiaries.

“Parent Stock Plans” means the 2017 Performance Plan of Parent, the 2013 Performance Plan of Parent, the 2008 Performance Plan of Parent and the Parent Outside Directors’ Equity Participation Plan, each as may be amended from time to time.

“Per Share Cash Equivalent” means the sum of: (A) the Per Share Cash Consideration plus (B) the product (rounded down to the nearest four decimal places) obtained by multiplying (1) the Exchange Ratio by (2) the Parent Closing Price.

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP on the most recent financial statements included in the Company SEC Documents, (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (iii) pledges or deposits to secure appropriate obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, in each case for sums not yet due and payable or due, but not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents, (v) Encumbrances that relate to zoning, entitlement and other land use and Environmental Laws, (vi) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (vii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (viii) any Laws affecting any Site, (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway and (xi) as to any Intellectual Property, non-exclusive licenses granted to customers, distributors, suppliers and other business partners in the ordinary course of business; provided, however, that none of the foregoing, individually or in the aggregate, materially adversely affects the continued use of the property to which they relate in the conduct of the business currently conducted thereon.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, and when referring to a Data Protection Law, has the same meaning as the similar or equivalent term defined thereunder.

“Personal Information Breach” means a breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Information transmitted, stored or otherwise processed.

“Privacy Policies” means all published and posted policies, procedures, agreements and notices relating to the collection, use, storage disclosure, destruction, or cross-border transfer of Personal Information.

“Redacted Fee Letter” means all of the fee letters from a Financing Source related to the Financing in which the only redactions relate to fee amounts, pricing, “market flex” provisions and “securities demand” provisions, in each case, so long as such redacted provisions would not adversely affect the conditionality, enforceability, amount or availability of the Financing.

“Representative” means, with respect to any Person, its officers, directors, consultants, agents, financial advisors, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives and employees, excluding, solely with respect to the Company for the purposes of Section 5.2(a)-(f), employees that are not (i) senior management-level employees or (ii) acting at the direction of or under authority delegated by the Company or such senior management-level employees.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms and program interfaces, whether in source code or object code form and all documentation, including user manuals relating to the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature, and (d) such Person is not insolvent under applicable Law. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries; provided that the Person listed on Section 10.2(iii) of the Company Disclosure Letter shall be deemed a Joint Venture of the Company and not a Subsidiary; provided further, that the Person listed on Section 10.2(iv) of the Company Disclosure Letter shall not be deemed a Joint Venture or Subsidiary of either the Company or Parent.

“Tax” or “Taxes” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any fine, penalty, addition to tax or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Return” or “Tax Returns” means all federal, state, local and foreign Tax returns, declarations, statements, reports, schedules, forms, information returns or similar statements filed or required to be filed with respect to Taxes including any attachment or schedules thereto or amendment thereof.

“Trade Secrets” means inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists, supplier lists and any other proprietary information, to the extent that such items are treated as “trade secrets” under applicable Law.

“Trademarks” means trademarks, service marks, brand names, certification marks, symbols, logos, trade names, corporate names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, other than the Financing.

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

Section 10.3 Other Definitional and Interpretative Provisions. The following provisions shall be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (v) this Agreement shall be deemed to have been drafted by the parties and this Agreement shall not be construed against any party as the principal draftsperson hereof; (vi) any references herein to a particular Section, Article, or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless another agreement is specified; (vii) any reference in this Agreement to any Contract (including this Agreement), statute or regulation, shall be considered a reference to, except as context may otherwise require, the Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof) and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder; (viii) each of the Company Disclosure Letter and Parent Disclosure Letter is incorporated herein by reference and shall be considered part of this Agreement; (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (x) “including” means “including, without limitation”; (xi) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (xii) “or” includes both the conjunctive and disjunctive; (xiii) reference to “dollars” or “$” shall be deemed reference to the lawful money of the United States of America; and (xiv) any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified. Any capitalized terms used in any Exhibit, in the Company Disclosure Letter or in the Parent Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, the entirety of this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Where ARTICLE V or ARTICLE VI provides that a party shall perform or comply with an obligation or agreement contained therein, such provision shall not be construed as such party providing a guaranty or warranty with respect to such performance or compliance but shall be construed as requiring such party to perform or comply to the extent within its control.

[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Kramer
Name: Richard J. Kramer
Title: Chief Executive Officer & President

VULCAN MERGER SUB INC.

By:	/s/ Stephen R. McClellan
Name: Stephen R. McClellan
Title: President

COOPER TIRE & RUBBER COMPANY

By:	/s/ Brad Hughes
Name: Brad Hughes
Title: President & Chief Executive Officer

Exhibit 3.1

BYLAWS

OF

COOPER TIRE & RUBBER COMPANY

(As Amended as of February 21, 2021)

ARTICLE II

STOCKHOLDERS’ MEETINGS

Section 1.    Place of Meeting. All meetings of stockholders shall be held in the City of Findlay, State of Ohio, at such place as may be designated from time to time by the Board of Directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors or, in the absence of a designation by the Board of Directors, the Chairman of the Board, the President or the Secretary, and stated in the notice of the meeting. Notwithstanding the foregoing, the Board of Directors may, in its sole discretion, determine that meetings of stockholders shall not be held at any place, but may instead be held by means of remote communication, subject to such guidelines and procedures as the Board of Directors may adopt from time to time.

Section 2.    Action by Stockholders. As provided in the Fourteenth Article of the Certificate of Incorporation, any action required or permitted to be taken by stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 3.    Annual Meeting; Notice. The annual meeting of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. The Board of Directors may postpone and reschedule any previously scheduled annual meeting of stockholders. Written notice of the annual meeting stating the place, if any, date and time of the meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such annual meeting, shall be given to each stockholder of record entitled to vote at such annual meeting not less than ten nor more than 60 days before the date of such meeting. At such meeting or any adjournment thereof, the stockholders shall elect, as further described in Article III, Section 13, the directors to succeed those directors whose terms expire at such meeting and shall transact such other business as may be properly brought before the meeting in accordance with Article II, Section 12 of these Bylaws. All elections of directors shall be by written ballot unless otherwise provided in the Certificate of Incorporation. If authorized by the Board of Directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission; provided, that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Section 4.    Quorum; Adjournment. Except as otherwise provided by law or in any applicable powers, designations, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions of any of the Corporation’s Preferred Stock (as defined in the Certificate of Incorporation) (the “Preferred Stock”) that are adopted by the Board of Directors in a resolution or resolutions pursuant to the Fourth Article of the Certificate of Incorporation (a “Preferred Stock Designation”), the holders of the majority of the stock issued and outstanding and entitled to vote at any meeting of stockholders, present in person or represented by proxy, shall constitute a quorum at such meeting of stockholders for the transaction of business except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws. If, however, a quorum shall not be present or represented at any meeting of stockholders, the stockholders entitled to vote thereat, present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the time, place, if any, of the adjourned meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting stating the place, if any, date and time of the adjourned meeting and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder of record entitled to vote at the meeting.

Section 5.    Vote — Majority, Other. When a quorum is present at any meeting of stockholders, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by law or express provision of the Certificate of Incorporation, these Bylaws, the applicable listing standards of the New York Stock Exchange, or a Preferred Stock Designation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 6.    Vote — Proxies, Qualification. At any meeting of stockholders, every stockholder having the right to vote shall be entitled to vote in person, or by proxy authorized in a manner permitted by Section 212 of the Delaware General Corporation Law or any successor provision. Without affecting any vote previously taken, a stockholder may revoke any proxy that is not irrevocable (a) by attending the meeting of stockholders and voting in person after requesting that the proxy be revoked, (b) upon the receipt by the Secretary of the Corporation of a written notice requesting that the stockholder’s proxy be revoked, or (c) by a later appointment of a proxy. Except as otherwise provided by law, by the Certificate of Incorporation, or in a Preferred Stock Designation, each stockholder shall have one vote for each share of stock having voting power registered in the stockholder’s name on the books of the Corporation as of the applicable record date for any such vote.

Section 7.    Stock Ledger. The Secretary shall have charge of the stock ledger of the Corporation and shall cause to be prepared, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to examination by any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote

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communication, then the list shall also be open to examination by any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 8.    Special Meetings. As provided by the Fourteenth Article of the Certificate of Incorporation, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or the President or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies (the “Whole Board”). Special meetings of holders of Preferred Stock, if any, may be called in the manner and for the purposes provided in an applicable Preferred Stock Designation.

Section 9.    Special Meetings — Business. Business transacted at all special meetings of stockholders shall be confined to the purposes stated in the notice.

Section 10.    Special Meetings — Notice. Written notice of a special meeting of stockholders, stating the place, if any, date, time and purposes thereof and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such special meeting, shall be given not less than ten nor more than 60 days before such meeting to each stockholder entitled to vote at such meeting, except as otherwise provided herein or by law. The Board of Directors may postpone and reschedule any previously scheduled special meeting of stockholders.

Section 11.    Inspectors of Election. The Board of Directors, in advance of any meeting of stockholders or of the holders of any class of stock, may appoint one or more inspectors of election to act at any meeting of stockholders or any adjournment thereof and make a written report thereof. If inspectors are not so appointed, the chairman of such meeting may, and on the request of any stockholder entitled to vote at such meeting or any stockholder’s proxy shall, make such appointment. The inspectors shall perform duties specified by the Board of Directors or the chairman of such meeting, as applicable, in such appointment and such duties specified in Section 231 of the Delaware General Corporation Law or any successor provision. The Board of Directors or the chairman of such meeting may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more substitute inspectors to act at the meeting. If there are three or more inspectors, the decision, act or certificate of a majority of them shall be effective in all respects as the decision, act or certificate of all. On request, the inspectors shall make a report in writing of any challenge, question or matter determined by them and execute a certificate of any fact found by them. The certificate of the inspectors shall be prima facie evidence of the facts stated therein and of the vote as certified by them.

Section 12.    Order of Business. (a) The Chairman of the Board, or such other officer of the Corporation designated by a majority of the Whole Board, will call meetings of stockholders to order and will act as chairman thereof. Unless otherwise determined by the Board of Directors prior to the meeting, the chairman of the meeting of stockholders will also determine the order of business and have the authority in the chairman’s sole discretion to regulate the conduct of any such meeting, including without limitation by imposing restrictions on the persons (other than

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stockholders of the Corporation or their duly appointed proxies) that may attend any such meeting of stockholders, by ascertaining whether any stockholder or any stockholder’s proxy may be excluded from any meeting of stockholders based upon any determination by the chairman of the meeting of stockholders, in the chairman’s sole discretion, that any such person has disrupted or is likely to disrupt the proceedings thereat, and by determining the circumstances in which any person may make a statement or ask questions at any meeting of stockholders.

(b)    At an annual meeting of stockholders, only such business will be conducted or considered as is properly brought before the annual meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of the annual meeting (or any supplement thereto) given by or at the direction of the Board of Directors in accordance with Article II, Section 3 of these Bylaws, (ii) otherwise properly brought before the annual meeting by the chairman of the annual meeting or by or at the direction of a majority of the Whole Board, or (iii) otherwise properly requested to be brought before the annual meeting by a stockholder of the Corporation in accordance with Article II, Section 12(c) of these Bylaws.

(c)    For business to be properly requested to be brought before an annual meeting by a stockholder (i) the stockholder must be a stockholder of record at the time of the giving of notice provided for in this Article II, Section 12(c) of these Bylaws and at the time of such annual meeting, (ii) the stockholder must be entitled to vote at such annual meeting, (iii) the stockholder must have given timely notice thereof in writing to the Secretary and (iv) if the stockholder, or the beneficial owner on whose behalf any business is brought before the annual meeting, has provided the Corporation with a Proposal Solicitation Notice (as defined below), such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of the Corporation entitled to vote that is required to approve such business that the stockholder proposes to bring before the annual meeting and included in such materials the Proposal Solicitation Notice (as defined below). To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the first anniversary of the preceding year’s annual meeting, then notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public disclosure of the date of such annual meeting is first made. In no event shall the public disclosure of any postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (A) a description in reasonable detail of the business desired to brought before the annual meeting and the reasons for conducting such business at the annual meeting; (B) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business and any Stockholder Related Person; (C) the class and series and number of shares of any securities of the Corporation that are owned beneficially or held of record by the stockholder proposing such business and any Stockholder Related Person; (D) a description of (1) any derivative positions in any securities of the Corporation directly or indirectly held or beneficially

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owned by the stockholder or any Stockholder Related Person and (2) any hedging or other transaction or series of transactions, agreement, arrangement or understanding with respect to any of the Corporation’s securities entered into or made by such stockholder or any Stockholder Related Person; (E) a description of any proxy, transaction, agreement, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Related Person has a right to vote any shares of any of the Corporation’s securities; (F) a description of all arrangements or understandings between or among any of (1) the stockholder giving the notice, (2) any Stockholder Related Person, and (3) any other person relating to the proposal of such business by such stockholder and any material interest of such stockholder or any Stockholder Related Person in such business; (G) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to the holders of at least the percentage of shares of the Corporation entitled to vote that is required to approve the proposal (an affirmative statement of such intent, a “Proposal Solicitation Notice”); and (H) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the annual meeting. For purposes of this Article II, Section 12(c) of these Bylaws and Article III, Section 12 of these Bylaws, a “Stockholder Related Person” of any stockholder means (1) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (2) any beneficial owner of securities of the Corporation owned of record or beneficially by such stockholder, and (3) any person controlling, controlled by or under common control with such Stockholder Related Person. Notwithstanding the foregoing provisions of this Article II, Section 12(c) of these Bylaws, a stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to the matters set forth in this Article II, Section 12(c) of these Bylaws. For purposes of this Article II, Section 12(c) of these Bylaws and Article III, Section 13 of these Bylaws, “public disclosure” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act or furnished by the Corporation to stockholders. Nothing in this Article II, Section 12(c) of these Bylaws will be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(d)    At a special meeting of stockholders, only such business may be conducted or considered as is properly brought before the special meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the special meeting (or any supplement thereto) given in accordance with these Bylaws or (ii) otherwise properly brought before the special meeting by the chairman of the special meeting or by or at the direction of a majority of the Whole Board.

(e)    The determination of whether any business sought to be brought before any annual or special meeting of stockholders is properly brought before such meeting in accordance with Article II, Section 12 of these Bylaws will be made by the chairman of such meeting. If the chairman of such meeting determines that any business is not properly brought before such meeting, the chairman will so declare to the meeting and any such business will not be conducted or considered.

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ARTICLE III

DIRECTORS

Section 1.    Authority; Number; Election; Terms. As provided in the Ninth Article of the Restated Certificate of Incorporation, the property and affairs of the Corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders. Subject to the rights, if any, of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, and also as provided in the Ninth Article of the Restated Certificate of Incorporation: (a) the number of directors constituting the entire Board of Directors shall be not less than six nor more than twelve, as fixed from time to time exclusively by a vote of a majority of the Board of Directors; (b) prior to the 2011 annual meeting of stockholders, the Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of Directors constituting the entire Board permits, with the term of office of one class expiring each year; and (c) commencing with the annual meeting of stockholders in 2011, each class of directors whose term shall expire shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until their successors are elected and qualified.

Section 2.    Meetings — Location. The directors may hold their meetings and have one or more offices, and shall keep the books of the Corporation, outside of Delaware, including at the principal office of the Corporation in the City of Findlay, State of Ohio, or at such other place within or without the State of Delaware as they may from time to time determine.

Section 3.    Vacancies. As provided in the Ninth Article of the Restated Certificate of Incorporation, subject to the rights of the holder of any series of Preferred Stock then outstanding, any vacancies in the Board of Directors for any reason and any newly created directorships by reason of any increase in the number of directors occurring after the 2010 annual meeting of stockholders may be filled only by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 4.    Removal. As provided in the Ninth Article of the Restated Certificate of Incorporation, subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only by the affirmative vote of the holders of a majority of the voting power of all of the shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.    Committees — Composition, Powers. (a) As provided in the Tenth Article of the Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute (i) the Board of Directors is expressly authorized by resolution or resolutions passed by a majority of the Whole Board to designate one or more committees, each committee to

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consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions or in the Bylaws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it, and (ii) such committee or committees shall have such name or names as may be stated in the Bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

(b)    No such committee designated under this Article III, Section 5 shall have the power or authority in reference to amending the Certificate of Incorporation (except to the extent permitted by law), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation; and, unless the resolution, these Bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend, authorize the issuance of stock, or adopt a certificate of ownership and merger pursuant to Section 253 of the Delaware General Corporation Law or any successor provision. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Unless otherwise prescribed by the Board of Directors, a majority of the members of any committee of the Board of Directors will constitute a quorum for the transaction of business, and the act of a majority of the members present at a meeting at which there is a quorum will be the act of such committee. Each committee of the Board of Directors may prescribe its own rules for calling and holding meetings and its method of procedure, subject to any rules prescribed by the Board of Directors. Unless otherwise provided in the Certificate of Incorporation, these Bylaws or the resolution designating a committee of the Board of Directors, the committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. The Board of Directors will appoint the chairs of its committees based on the nominations or recommendations of the Nominating and Governance Committee.

Section 6.    Committees — Reports. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors when required.

Section 7.    Compensation. The Board of Directors shall establish the compensation for, and reimbursement of the expenses of, directors for membership on the Board of Directors and on committees of the Board of Directors, attendance at meetings of the Board of Directors or committees of the Board of Directors, and for other services by directors to the Corporation or any of its majority-owned subsidiaries. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 8.    Regular Meetings. Regular meetings of the Board of Directors may be held immediately after the annual meeting of stockholders and at such other time and at such place either within or without the State of Delaware as shall from time to time be determined by the Board of Directors. Notice of regular meetings of the Board of Directors need not be given.

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Section 9.    Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board or the President on one day’s notice to each director by whom such notice is not waived, and will be called by the Chairman of the Board or the President, in like manner and on like notice, on the written request of a majority of the Whole Board. Special meetings of the Board of Directors may be held at such time and place either within or without the State of Delaware as is determined by the Board or specified in the notice of any such special meeting.

Section 10.    Quorum. At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business, and the act of the majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time to another place, if any, time or date, without notice other than announcement at the meeting, until a quorum shall be present.

Section 11.    Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee, as the case may be. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 12.    Nominations of Directors; Election. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, only persons who are nominated in accordance with this Article III, Section 12 of these Bylaws will be eligible for election as directors of the Corporation.

(a)    Annual Meetings. (i) Nominations of persons for election as directors of the Corporation may be made at an annual meeting of stockholders only (A) by or at the direction of the Board of Directors or a committee thereof or (B) by any stockholder that (1) is a stockholder of record at the time of giving of notice provided for in this Article III, Section 12(a)(ii) of these Bylaws and at the time of such annual meeting, (2) is entitled to vote for the election of directors at such annual meeting, (3) makes the nomination pursuant to timely notice in proper written form to the Secretary, and (4) otherwise complies with the procedures set forth in this Article III, Section 12(a) of these Bylaws. If a stockholder, or a beneficial owner on whose behalf any such nomination is made, has provided the Corporation with a Nomination Solicitation Notice (as defined below), such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the holders of at least a majority of the outstanding shares of the Corporation entitled to vote and included in such materials the Nomination Solicitation Notice.

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(ii)    To be timely, a stockholder’s notice of a nomination must be addressed to the Secretary and delivered or mailed to and received at the principal executive offices of the Corporation not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 calendar days prior to or delayed by more than 30 calendar days after the first anniversary of the preceding year’s annual meeting, then notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public disclosure of the date of such annual meeting is first made. In no event shall the public disclosure of any postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice of a nomination.

(iii)    To be in proper written form, a stockholder’s notice of a nomination must set forth or include: (A) the name and address, as they appear on the Corporation’s books, of the stockholder giving the notice and any Stockholder Related Person; (B) a representation that the stockholder giving the notice is a holder of record of stock of the Corporation entitled to vote at such annual meeting and intends (1) to be a holder of record of stock of the Corporation at the time of the annual meeting and (2) to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice; (C) the class and series and number of shares of any securities of the Corporation that are owned beneficially or held of record by the stockholder giving the notice or any Stockholder Related Person; (D) a description of (1) any derivative positions in any securities of the Corporation directly or indirectly held or beneficially owned by the stockholder or any Stockholder Related Person and (2) any hedging or other transaction or series of transactions, agreement, arrangement or understanding with respect to any of the Corporation’s securities entered into or made by such stockholder or any Stockholder Related Person; (E) a description of any proxy, transaction, agreement, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Related Person has a right to vote any shares of any of the Corporation’s securities; (F) a description of all arrangements or understandings between or among any of (1) the stockholder giving the notice, (2) any Stockholder Related Person, and (3) each nominee; (G) all information regarding each nominee proposed by the stockholder giving the notice that would be required to be included in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including the signed consent of each nominee to be named as a nominee and to serve as a director of the Corporation if so elected; (H) with respect to each nominee proposed by the stockholder giving the notice, a Nominee Questionnaire (as defined below) and a Nominee Representation and Agreement (as defined below), each completed and signed by the nominee; and (I) whether either such stockholder, beneficial owner or Stockholder Related Person intends to deliver a proxy statement and form of proxy to the holders of at least the percentage of shares of the Corporation entitled to vote that is required to elect such nominee or nominees (an affirmative statement of such intent, a “Nomination Solicitation Notice”).

(b)    Special Meetings. (i) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election as directors of the Corporation may be

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made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only (A) by or at the direction of the Board of Directors or a committee thereof or (B) provided that the Board of Directors has determined that directors shall be elected at such special meeting, by any stockholder that (1) is a stockholder of record at the time of giving of notice provided for in this Article III, Section 12(b) of these Bylaws and at the time of such annual meeting, (2) is entitled to vote for the election of directors at such annual meeting, (3) makes the nomination pursuant to timely notice in proper written form to the Secretary, and (4) otherwise complies with the procedures set forth in this Article III, Section 12(b) of these Bylaws. If a stockholder, or a beneficial owner on whose behalf any such nomination is made, has provided the Corporation with a Nomination Solicitation Notice, such stockholder or beneficial owner must have delivered a proxy statement and form of proxy to the holders of at least a majority of the outstanding shares of the Corporation entitled to vote and included in such materials the Nomination Solicitation Notice.

(ii)    To be timely, a stockholder’s notice of a nomination must be addressed to the Secretary and delivered or mailed to and received at the principal executive offices of the Corporation not less than 90 nor more than 120 calendar days prior to the date of such special meeting, provided, that if the first public announcement of such special meeting is less than 100 days prior to the date of the special meeting, the 10th day following the date on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any postponement or adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice of a nomination.

(iii)    To be in proper written form, a stockholder’s notice of a nomination must set forth or include all of the information required to be set forth by clauses (A) through (G) of Section 12(a)(iii) of this Article III.

(c)    General. (i) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must also furnish to the Secretary that information required to be set forth in a stockholder’s notice of nomination that pertains to the nominee.

(ii)    The chairman of any annual meeting will, if the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by this Article III, Section 12 of these Bylaws, and if the chairman should so determine, the chairman will so declare to the meeting and the defective nomination will be disregarded.

(iii)    In addition to the foregoing provisions of this Article III, Section 12 of these Bylaws, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Article III, Section 12 of these Bylaws.

(iv)    For purposes of this Article III, Section 12 of these Bylaws, the following terms shall have the meanings indicated:

(A)

A “Nominee Questionnaire” means a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (in the form provided by the Secretary upon written request).

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(B)

A “Nominee Representation and Agreement” means a written representation and agreement (in the form provided by the Secretary upon written request) that such person (1) is not and will not become a party to (a) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (b) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (3) beneficially owns, or agrees to purchase within two years if elected as a director of the Corporation, not less than 8,000 common shares of the Corporation (“Qualifying Shares”) (subject to adjustment for any stock splits or stock dividends occurring after date of such representation or agreement), will not dispose of such minimum number of shares so long as he or she is a director, and has disclosed therein whether all or any portion of the Qualifying Shares were purchased with any financial assistance provided by any other person and whether any other person has any interest in the Qualifying Shares, and (4) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with the provisions of these Bylaws and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

Section 13.    Required Vote for Directors. (a) Each director to be elected by stockholders shall be elected as such by the vote of the majority of the votes cast by stockholders at a meeting for the election of directors at which a quorum is present, except that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting. For purposes of this Article III, Section 13, a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast with respect to that director’s election. “Votes cast” includes votes “for” that director’s election plus votes to withhold authority with respect to that director’s election and excludes abstentions and broker non-votes with respect to that director’s election.

(b)    If a nominee for director who is an incumbent director is not reelected and no successor has been elected at such meeting, the director must promptly tender his or her resignation to the Chairman of the Board or the Secretary following the certification of the

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stockholder vote. The Nominating and Governance Committee shall consider the tendered resignation and recommend to the Board of Directors whether to accept or reject it. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Governance Committee’s recommendation, within 90 days following certification of the stockholder vote. The Nominating and Governance Committee in making its recommendation, and the Board of Directors in making its decision, may consider any factors or other information that it considers appropriate and relevant. The director who failed to be elected as such by the vote of the majority of the votes cast by stockholders at a meeting for the election of directors at which a quorum is present shall not vote with respect to the recommendation of the Nominating and Governance Committee or the decision of the Board of Directors with respect to whether or not to accept his or her resignation.

(c)    The Board of Directors will publicly disclose (1) its decision whether or not to accept the tendered resignation and (2) if applicable, the reasons for rejecting the tendered resignation in a press release to be disseminated in the manner Corporation press releases are typically distributed.

(d)    If such incumbent director’s tendered resignation is not accepted by the Board of Directors pursuant to this Article III, Section 13, such director shall continue to serve until his or her successor is duly elected, or his or her earlier effective resignation or removal. If a director’s tendered resignation is accepted by the Board of Directors pursuant to this Article III, Section 13, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Article III, Section 3 or may decrease the size of the Board of Directors pursuant to the provisions of Article III, Section 1.

Section 14.    Participation in Meetings by Remote Communications. Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or any such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at the meeting.

Section 15.    Resignation. Any director may resign at any time by giving notice in writing or by electronic transmission of the director’s resignation to the Chairman of the Board or the Secretary. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation submitted by a director pursuant to Article III, Section 13 may provide that it is irrevocable.

Section 16.    Rules. The Board of Directors may adopt rules and regulations for the conduct of meetings and the oversight of the management of the affairs of the Corporation.

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ARTICLE IV

NOTICES

Section 1.    Notice. Whenever, by law or under the provisions of the Certificate of Incorporation or of these Bylaws, unless otherwise provided, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail or overnight courier, addressed to such director or stockholder, at the director’s or stockholder’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telephone, facsimile, electronic transmission or similar medium of communication or as otherwise may be permitted by these Bylaws.

Section 2.    Waiver of Notice. Whenever any notice is required to be given by law or under the provisions of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to such notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE V

OFFICERS

Section 1.    Election; General Provisions. The officers of the Corporation shall be elected by the Board of Directors and shall consist of a Chairman of the Board, a President, a Secretary and a Treasurer. The Board of Directors may also elect one or more Executive Vice Presidents, Vice Presidents and Assistant Vice Presidents, a General Counsel, a Controller and such other officers as it may deem necessary. Any person may hold any number of offices at the same time except that the offices of President and Secretary shall not be held by the same person; but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or by the Certificate of Incorporation or by these Bylaws to be executed, acknowledged or verified by two or more officers. Notwithstanding the foregoing, by specific action the Board of Directors may authorize the Chairman of the Board to appoint any person to any office other than Chairman of the Board, Chief Executive Officer, President, Secretary or Treasurer. Any of the offices may be left vacant from time to time as the Board of Directors may determine.

Section 2.    Time of Election; Board Membership. The Board of Directors shall elect the officers at the first meeting of the Board of Directors held after the annual meeting of stockholders. The Chairman of the Board and the President shall be, but the other officers need not be, elected from among the members of the Board of Directors.

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Section 3.    Appointment. The Board of Directors may appoint, at its discretion, one or more Assistant Secretaries, Assistant Treasurers, Assistant General Counsels, Assistant Controllers, and such other assistant officers as it may deem necessary.

Section 4.    Compensation. The compensation of all officers of the Corporation shall be fixed by the Board of Directors or by a committee of the Board of Directors.

Section 5.    Term of Office; Removal; Vacancies. The elected officers of the Corporation shall hold office until their successors are elected and qualify or until such officers’ earlier resignation, removal or death. Any officer elected or appointed by the Board of Directors may be removed at any time with or without cause by the affirmative vote of the majority of the Whole Board. In the event of a vacancy in any office by reason of death, resignation, retirement, disqualification, removal from office or otherwise, the Board of Directors may elect a successor or successors in accordance with Article V, Section 1 of these Bylaws, who shall hold office in accordance with the provisions of this Article V, Section 5.

Section 6.    Chief Executive Officer. The Board of Directors shall designate either the Chairman of the Board or the President as Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general and active management of the business of the Corporation and over its several officers, and shall see that all orders, resolutions or directives of the Board of Directors are carried into effect. The Chief Executive Officer shall, unless such authority is otherwise delegated by the Board of Directors, execute bonds, mortgages, other contracts requiring a seal under the seal of the Corporation, and any other documents in the name of the Corporation, in addition to the duties set forth in Article V, Section 7 or 8 of these Bylaws, as the case may be.

Section 7.    Chairman of the Board. The Chairman of the Board shall preside at all meetings of stockholders and at all meetings of the Board of Directors, and shall have such other powers and duties as may be assigned to the Chairman by the Board of Directors.

Section 8.    President. The President shall have general and active supervision of the operations of the Corporation and, unless the President shall be serving as Chief Executive Officer, shall be responsible to the Chairman of the Board. In the absence or incapacity of the Chairman of the Board, the President shall perform all duties and functions of the Chairman of the Board. The President shall see that all orders, resolutions and directives of the Board of Directors are carried into effect, shall be ex-officio member of all management committees and shall have such other powers and duties as may be assigned to the President by the Board of Directors.

Section 9.    Executive Vice Presidents. The Executive Vice Presidents shall perform such duties as the Board of Directors shall prescribe. In the absence or disability of the President, the Executive Vice Presidents, in the order designated from time to time by the Board of Directors, shall perform the duties and exercise the powers of the President.

Section 10.    Vice Presidents. The Vice Presidents, in the order of their seniority, shall, in the absence or disability of the President and the Executive Vice Presidents, perform the duties of the President and shall perform such other duties as the Board of Directors shall prescribe.

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Section 11.    Assistant Vice Presidents. The Assistant Vice Presidents shall perform such duties and exercise such powers as may be assigned to them from time to time by the Board of Directors.

Section 12.    Secretary. The Secretary shall serve as Secretary of and shall attend all meetings of the Board of Directors and all meetings of stockholders, shall record all votes and the minutes of the proceedings of such meetings in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and of the Board of Directors, and shall perform such other duties as may pertain to that office or are assigned to the Secretary by the Board of Directors or any officer to whom the Secretary is responsible. The Secretary shall keep in safe custody the seal of the Corporation and when authorized by the Board, the Secretary or Treasurer shall affix the same to any instrument requiring it. When so affixed, the seal of the Corporation shall be attested by the signature of the Secretary or Treasurer so affixing the seal. The Secretary shall be sworn to the faithful discharge of the Secretary’s duty. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by the officer’s signature.

Section 13.    Assistant Secretaries. The Assistant Secretaries, in the order of their seniority (except as otherwise designated by the Board of Directors), shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary, and shall perform such other duties and exercise such powers as may be assigned to them from time to time by the Board of Directors.

Section 14.    Treasurer. The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in the books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board of Directors or whenever they may require it, an account of all the Treasurer’s transactions as Treasurer and of the financial condition of the Corporation. In the event no Controller shall have been duly elected and qualified, the Treasurer shall assume the duties and powers of the Controller. The Treasurer shall give the Corporation a bond if required by the Board of Directors in a sum, and with one or more sureties satisfactory to the Board of Directors, for the faithful performance of the duties of that office and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.

Section 15.    Assistant Treasurers. The Assistant Treasurers, in the order of their seniority (except as otherwise designated by the Board of Directors), shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and exercise such powers as may be assigned to them from time to time by the Board of Directors.

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Section 16.    General Counsel. The General Counsel shall have charge of all legal matters of the Corporation, and shall have such other duties as may be assigned to the General Counsel from time to time by the Board of Directors.

Section 17.    Assistant General Counsels. The Assistant General Counsels, in the order of their seniority (except as otherwise designated by the Board of Directors), shall, in the absence or disability of the General Counsel, perform the duties and exercise the powers of the General Counsel, and shall perform such other duties as the Board of Directors shall prescribe.

Section 18.    Controller. The Controller shall have direct charge, supervision and control of all matters of auditing, accounting and bookkeeping. The Controller shall render financial statements and reports to the Board of Directors at regular intervals and whenever called upon to do so by the Board, and shall perform such other and further duties as the Board of Directors shall prescribe.

Section 19.    Assistant Controllers. The Assistant Controllers, in the order of their seniority (except as otherwise designated by the Board of Directors), shall, in the absence or disability of the Controller, perform the duties and exercise the powers of the Controller, and shall perform such other duties as the Board of Directors shall prescribe.

ARTICLE VI

DUTIES OF OFFICERS MAY BE DELEGATED

In the case of absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate, for the time being, the powers or duties or any of them, of such officer to any other officer, or to any director, provided a majority of the Whole Board concurs therein.

ARTICLE VII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1.    Right to Indemnification. Except as otherwise provided by the Certificate of Incorporation, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that the person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent permitted or required by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such laws permitted the Corporation to provide prior to such amendment), against all expense, liability and

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loss (including attorneys’ fees, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974 or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Article VII, Section 3 of these Bylaws with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 2.    Right to Advancement of Expenses. The right to indemnification conferred pursuant to this Article VII shall be a contract right and shall include the right to be paid by the Corporation the expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that if the Delaware General Corporation Law requires, an Advancement of Expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (an “Undertaking”), by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such director or officer is not entitled to be indemnified under this Article VII or otherwise.

Section 3.    Right to Bring Suit. To the extent indemnification is to be provided pursuant to this Article VII and if a claim under Section 1 or 2 of this Article VII is not paid in full by the Corporation within 60 calendar days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be 20 calendar days, the person seeking indemnification or an Advancement of Expenses may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the person seeking indemnification or an Advancement of Expenses shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the person seeking indemnification hereunder (but not in a suit brought by a person seeking Advancement of Expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Corporation shall be entitled to recover such expenses upon a Final Adjudication that, such person has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such suit that indemnification of the person seeking indemnification or an Advancement of Expenses is proper in the circumstances because the person seeking indemnification or an Advancement of Expenses has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the person seeking indemnification or an Advancement of Expenses has not met such applicable standard of conduct, shall create a presumption that the person seeking indemnification or an Advancement

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of Expenses has not met the applicable standard of conduct or, in the case of such a suit brought by the person seeking indemnification or an Advancement of Expenses, be a defense to such suit. In any suit brought by the person seeking indemnification or an Advancement of Expenses hereunder, or brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that such person is not entitled to be indemnified, or to such Advancement of Expenses, under this Article VII or otherwise shall be on the Corporation.

Section 4.    Non-Exclusivity of Rights. The right to indemnification and the Advancement of Expenses conferred pursuant to this Article VII shall not be exclusive of any rights which any person may have or hereafter acquire under any statute, the Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

Section 5.    Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 6.    Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the Advancement of Expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and Advancement of Expenses of directors and officers of the Corporation.

ARTICLE VIII

CERTIFICATES OF STOCK

Section 1.    Form of Certificate; Signatures. Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the Chairman of the Board, the President or a Vice President and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation, representing the number of shares owned by the holder in the Corporation, and will also be signed by, or bear the facsimile signature of, a duly authorized officer or agent of any properly designated transfer agent of the Corporation. Certificates representing shares of stock in the Corporation will be in such form as is determined by the Board of Directors, subject to applicable legal requirements. The certificates of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock; provided, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent

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such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2.    Facsimile Signatures. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if the signatory were such officer, transfer agent or registrar at the date of issue.

Section 3.    Transfer of Stock. Upon surrender to the Corporation or to the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the older certificate and record the transaction upon its books.

Section 4.    Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date which shall not be more than 60 nor less than ten days before the date of such meeting, nor more than 60 days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.    Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

Section 6.    Lost, Stolen or Destroyed Certificates. Any person claiming a certificate of stock to be lost, stolen or destroyed shall make an affidavit or affirmation of that fact and advertise the same in such a manner as the Board of Directors may require, and the Board of Directors may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or the owner’s legal representative, to give the Corporation a bond, in such sum as it may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. A new certificate of the same tenor and for the same number of shares as the one alleged to be lost, stolen or destroyed may be issued without requiring any bond when, in the judgment of the directors, it is proper to do so.

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Section 7.    Transfer Agents and Registrars. The Board of Directors may appoint, or revoke the appointment of, transfer agents and registrars, and may require all certificates for stock to bear the signatures of such transfer agents and registrars or any of them.

ARTICLE IX

GENERAL PROVISIONS

Section 1.    Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law, and may be paid in cash, in property, or in shares of the Corporation’s capital stock.

Section 2.    Dividend Reserves. As provided in the Tenth Article of the Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose or to abolish such reserve in the manner in which it was created.

Section 3.    Checks. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4.    Fiscal Year. The fiscal year shall begin on the first day of January in each year.

Section 5.    Annual Statement. The Board of Directors shall present at each annual meeting, and when called for by the vote of stockholders at any special meeting of stockholders, a full and clear statement of the business and condition of the Corporation.

Section 6.    Seal. The seal of the Corporation shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

Section 7.    Reliance Upon Books, Reports and Records. Each director, each member of a committee designated by the Board of Directors, and each officer of the Corporation will, in the performance of such person’s duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports, or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person or entity as to matters the director, committee member, or officer reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 8.    Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the

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Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have subject-matter jurisdiction, another state or federal court within the State of Delaware). If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in such Foreign Action as agent for such stockholder. Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX, Section 8.

ARTICLE X

AMENDMENTS

Except as otherwise provided by law or by the Certificate of Incorporation, these Bylaws may be altered, amended or repealed or new Bylaws may be adopted by the stockholders or by the Board of Directors at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such special meeting.

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